     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1999


                                                      REGISTRATION NO. 333-75699

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                          AMES DEPARTMENT STORES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    5331                                   04-2269444
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

                                2418 MAIN STREET
                         ROCKY HILL, CONNECTICUT 06067
                                 (860) 257-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               ROLANDO DE AGUIAR,
                          EXECUTIVE VICE PRESIDENT AND
                   CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER
                          AMES DEPARTMENT STORES, INC.
                                2418 MAIN STREET
                            ROCKY HILL, CONNECTICUT
                                 (860) 257-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                With a copy to:

                   STEPHEN H. COOPER, ESQ.                                       ARNOLD B. PEINADO, III, ESQ.
                 WEIL, GOTSHAL & MANGES LLP                                  MILBANK, TWEED, HADLEY & MCCLOY LLP
                       767 FIFTH AVENUE                                           ONE CHASE MANHATTAN PLAZA
                   NEW YORK, NEW YORK 10153                                        NEW YORK, NEW YORK 10005
                       (212) 310-8000                                                  (212) 530-5000

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                     TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM AGGREGATE            AMOUNT OF
                  SECURITIES TO BE REGISTERED                            OFFERING PRICE (1)          REGISTRATION FEE (2)
Common Stock, par value $.01 per share..........................            $165,000,000                    $45,870


(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.


(2) Of this amount, $41,700 has previously been paid.

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 28, 1999


PROSPECTUS


                                4,000,000 SHARES


                                    [LOGO]

                          AMES DEPARTMENT STORES, INC.

                                  COMMON STOCK

-------------------------------------------------------------------------------

 Ames Department Stores, Inc. is offering 4,000,000 shares of its common stock.
       The common stock is traded on the NASDAQ Stock Market under the symbol "AMES." On April 26, 1999, the last reported sale price of the common stock was $35 31/32 per share.


     INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 6.

                                                                                               PER SHARE     TOTAL
                                                                                               ---------    -------
Public Offering Price.......................................................................    $           $
Underwriting Discount.......................................................................    $           $
Proceeds to Ames............................................................................    $           $


Ames has granted the underwriters a 30-day option to purchase up to 600,000 additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotments.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about May   , 1999.


--------------------------------------------------------------------------------

  Book-Running Lead Manager                           Joint Lead Manager

LEHMAN BROTHERS                                     NATIONSBANC MONTGOMERY
                                                        SECURITIES LLC


BEAR, STEARNS & CO. INC.
                         JOHNSON RICE & COMPANY L.L.C.
                                                      TUCKER ANTHONY CLEARY GULL



May   , 1999

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................      1
Risk Factors...................................      6
Special Note Regarding Forward-Looking
  Statements...................................     10
Recent Transactions............................     11
Use of Proceeds................................     13
Price Range of Common Stock....................     14
Dividend Policy................................     14
Capitalization.................................     15
Selected Historical Financial and Operating
  Data.........................................     16
Unaudited Pro Forma Financial Data.............     17

                                                  PAGE
                                                  ----

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     19
Business.......................................     25
Management.....................................     32
Description of Capital Stock...................     35
U.S. Tax Considerations Applicable to Non-U.S.
  Holders of the Common Stock..................     38
Underwriting...................................     40
Legal Matters..................................     41
Experts........................................     42
Where You Can Find More Information............     42
Index to Financial Statements..................    F-1

                             ABOUT THIS PROSPECTUS

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes our company as we currently expect it to exist at the time of the offering.

     See the section of this prospectus entitled "Risk Factors" for a discussion of certain factors that you should consider before investing in the common stock offered in this prospectus.

     Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all of the information that may be important to you. Before deciding to invest in our common stock, you should read this entire prospectus as well as our most recent Annual Report on Form 10-K, which is incorporated in this prospectus by reference. Our fiscal year, similar to that of most other retailers, ends on the Saturday nearest January 31. Our most recent completed fiscal year, which for convenience we refer to as "fiscal 1998," ended January 30, 1999. Unless otherwise indicated, retail industry data contained in this prospectus are derived from publicly available sources, including industry trade journals and Commission filings, which we have not independently verified. You should pay special attention to the "Risk Factors" section of this prospectus beginning on page 6 to determine whether an investment in our common stock is appropriate for you.

                                  OUR COMPANY

     Ames is the largest regional discount retailer in the United States. We currently operate 453 stores in 19 contiguous states in the Northeast, Midwest and Mid-Atlantic regions, as well as the District of Columbia. Our stores offer a wide range of both brand name and other quality merchandise for the home and family at prices below those of conventional department stores and specialty retailers. Ames' stores are situated in rural communities, small cities and the suburbs of larger metropolitan areas and are smaller and more customer friendly than the stores of most competing "big box" retailers, including the national discount department store chains. On December 31, 1998, we acquired Hills Stores Company, which operated a chain of 155 discount department stores in twelve states. For fiscal 1998, after giving effect to the Hills acquisition as if it had occurred at the beginning of the fiscal year, we had pro forma net sales of $4.1 billion. Over the past four years, Ames, on a stand-alone basis, achieved annual net income per share growth of 26.0%.

     Our customer base consists primarily of working women with families and senior citizens. They have an average annual household income between $25,000 and $35,000 and their purchasing decisions are determined primarily by a desire for low prices and shopping convenience. Our merchandise offerings, prices, store design and focus on customer service are targeted to meet the needs of these cost-conscious consumers, who we believe are generally underserved by other large discount retailers. We reinforce our image and drive customer traffic by employing a "high/low" pricing strategy that is supplemented by weekly advertising circulars and recurring promotional programs. We believe that our knowledge of and focus on our target customers have enabled us to develop a distinct competitive advantage.


     We have significantly increased our cash flow and enhanced our profitability over the past few years through an intensive focus on cost containment. At the same time, we have gradually increased our market penetration through selective acquisitions and new store openings. With the recent Hills acquisition, we have begun implementing a growth strategy to enhance our revenues by acquiring groups of stores located primarily in our existing markets and in areas that are contiguous with those markets. Consistent with that strategy, we recently acquired from Caldor Corporation nine stores that we are converting to Ames stores, as well as a state-of-the-art distribution center.


     The Hills acquisition will significantly increase our revenues and provide us with substantial cost economies. This acquisition was particularly attractive for us, since it permitted us to obtain 155 well-maintained stores in locations complementary to our existing store base. The stores are situated primarily in communities with similar demographics and a similar customer base to our existing locations. The acquisition expanded our selling space by approximately 70%, substantially increased our presence in five states and enabled us to enter five new states. It also enabled us to gain substantial economies of scale by eliminating nearly all of Hills' administrative and buying functions. We believe that these actions will produce annual cost savings in excess of $70.0 million, of which approximately $60.0 million is expected to be realized in fiscal 1999 and the full benefit of which will be realized beginning in fiscal 2000.

     We have begun a program to convert all but five of the acquired Hills stores to Ames stores. The conversion process includes the liquidation of Hills' existing inventory and a total redesign and remerchandising of the stores to make them consistent with the Ames prototype. Upon completion of its conversion, each store will have a grand opening under the Ames banner. We are implementing the conversion process in three stages, each entailing approximately 50 stores. The first stage was completed in late April 1999 and the entire conversion is scheduled for completion by the end of September 1999.


                           OUR COMPETITIVE STRENGTHS

     We believe that we have a number of strengths that enable us to grow and operate profitably and provide us with a distinct advantage in an increasingly competitive discount retailing environment.

     o WE SERVE A CLEARLY DEFINED CUSTOMER BASE THAT IS UNDERSERVED BY OTHER LARGE DISCOUNT RETAILERS. Our customer base is primarily comprised of working women with families and, to a lesser extent, senior citizens with average annual household income ranging from $25,000 to $35,000. We believe our customer base is generally underserved by national discount retailers who have gradually redirected their merchandise offerings to reach a broader and more "upscale" customer profile. We believe our customers' purchasing decisions are determined primarily by a desire for low prices and shopping convenience, and our merchandising, prices, store design and customer service are intended to meet the needs of these cost-conscious shoppers.

     o OUR MERCHANDISE OFFERINGS ARE TARGETED TO OUR DISTINCT CUSTOMER
       BASE. Ames offers a wide-range of brand name and other quality products for the home and family, including a broad selection of basic, non-fashion apparel for women, children and men, as well as jewelry, domestics, housewares, appliances, home entertainment items, health and beauty aids, crafts, toys, sporting goods, hardware, patio furniture and ready-to-assemble indoor furniture. Because of our primary focus on women shoppers, our stores carry a broader selection of women's basic apparel, including many items in "plus" sizes, and a more limited selection of hardware, tools, automotive supplies and lawn and garden products than those of other major discount retailers. In addition, for the substantial number of our stores located in vacation areas, college towns and ethnically-concentrated communities, we tailor our merchandise offerings to the specific preferences and needs of our customers in those locations.

     o WE OFFER EXCEPTIONAL VALUES TO DRIVE CUSTOMER TRAFFIC. We employ a "high/low" promotional pricing strategy to increase customer traffic by periodically offering greater discounts on selected items or categories of merchandise while maintaining our regular discount prices on all other merchandise. We implement this strategy through the use of weekly full color newspaper supplements, which in fiscal 1998 generated approximately 45% of our net sales. Our extensive use of promotional advertising enables us to better control our margins and inventory levels by rapidly increasing or decreasing the number and types of discounted items we offer. Ames' "55Gold(Registered) Savings" program attracts older customers by offering them a 10% discount on all merchandise every Tuesday. Our "Special Buy" program offers our customers closeout and end-of-run brand name and other quality items at price points significantly below the original retail price. Generally, we do not advertise these bargains, but they are readily identifiable through special signs in our stores. As a result, our customers recognize that they must regularly visit our stores to obtain these outstanding values.

     o OUR STORE DESIGN PROVIDES A CONVENIENT SHOPPING EXPERIENCE. Ames stores are designed to make the shopping experience simple, fast and convenient. Our stores, which typically range in size from 38,000 to 70,000 square feet of selling space, are significantly smaller than those of the major national discount store chains, which range from 80,000 to as much as 160,000 square feet of selling space. The smaller size of our stores, which is particularly suitable to our more narrowly focused merchandise offerings, is preferred by older customers, as well as women with small children, who prefer to walk shorter distances to find the items they are seeking and complete their purchases quickly. The stores have bright and informative signage, conveniently located customer service "call boxes" and "soft" corners that offer a clearer view of the merchandise in such key departments as domestics, furniture and appliances.

     o THE EXPERTISE OF OUR MANAGEMENT TEAM CONTINUES TO DRIVE PROFITABILITY GROWTH. Three key executives contribute greatly to our successful merchandising, store growth and profitability expansion strategies. Since joining Ames in 1994, Joseph R. Ettore, our President and Chief Executive Officer, and Denis T. Lemire, our Executive Vice President and Chief Operating Officer, have established a proven merchandising model based on their substantial retail industry experience as well as a detailed knowledge of our target customers and their needs. Rolando de Aguiar, our Executive Vice President and Chief Financial and Administrative Officer, joined Ames in April 1998 and has been instrumental to the implementation of our new growth strategy, particularly the recent Hills and Caldor acquisitions. Since joining Ames, Messrs. Ettore and Lemire have engineered a significant improvement in Ames' operating performance, as evidenced by the following:

          o An increase in same-store sales during each of the past three fiscal years, culminating in 7.2% same-store growth in fiscal 1998.

          o Growth in net income per share from $0.79 in fiscal 1994 to $1.99 in fiscal 1998, excluding the effects of the Hills acquisition.

          o A reduction of selling, general and administrative expenses as a percentage of net sales from 26.5% in fiscal 1994 to 25.3% in fiscal 1998 (excluding Hills operations for the month of January 1999 and other acquisition related costs and charges).

          o The integration of 30 new stores and the renovation and remodeling of 60 additional stores, representing in the aggregate over five million square feet of selling space.

                              OUR GROWTH STRATEGY

     Our growth strategy is to open and acquire stores in markets that have similar demographic characteristics to our existing markets and thus provide us increased access to our target customers. We plan to continue concentrating our stores in adjacent geographic areas in order to enhance our name recognition, increase our market penetration and gain economies of scale in corporate management, advertising and distribution. We believe we can grow our revenue base and improve our operating margins and profitability through a combination of increased same-store sales and the acquisition of additional stores while further leveraging the costs of our administrative, distribution and buying infrastructure.

                                  THE OFFERING


Common Stock offered....................................  4,000,000 shares
Common Stock outstanding after the offering.............  28,037,149 shares(a)
Use of proceeds.........................................  For working capital and general corporate purposes and to reduce outstanding borrowings under our bank credit
                                                          facility. See "Use of Proceeds."
NASDAQ Stock Market symbol..............................  AMES


------------------

(a) Assumes no exercise of the over-allotment option by the underwriters and excludes an aggregate of 520,251 shares of common stock issuable upon exercise of currently outstanding stock options under our stock option plans.

        SUMMARY HISTORICAL AND AS ADJUSTED FINANCIAL AND OPERATING DATA

     Set forth below are summary historical financial, operating and other data. The summary historical statement of operations data for the years ended
January 25, 1997, January 31, 1998 and January 30, 1999 and the summary historical balance sheet data as of January 30, 1999 have been derived from the audited consolidated financial statements of Ames. You should read this summary in conjunction with the audited consolidated financial statements of Ames and accompanying notes as well as with "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                               FISCAL YEAR ENDED
                                                            --------------------------------------------------------
                                                            JANUARY 25, 1997    JANUARY 31, 1998    JANUARY 30, 1999
                                                            ----------------    ----------------    ----------------
                                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales................................................       $2,161.7            $2,233.1            $2,507.2
Cost of merchandise sold.................................        1,565.7             1,603.6             1,786.2
Gross profit.............................................          596.0               629.5               721.0
Selling, general and administrative expenses.............          564.4               581.7               660.6
Operating income.........................................           52.7                66.2                76.1
Net income...............................................           17.3(a)             34.5                33.8
Net income per common share:
  Basic..................................................           0.85                1.59                1.47
  Diluted................................................           0.79(a)             1.46                1.40
Adjusted net income per common share (b):
  Basic..................................................                                                   2.09
  Diluted................................................                                                   1.99

OTHER FINANCIAL DATA:
Gross margin.............................................           27.6%               28.2%               28.2%(c)
Selling, general and administrative expenses as a
  percentage of net sales................................           26.1%               26.1%               25.3%(c)
Same-store sales increase................................            1.0%                2.1%                7.2%
Average sales per store..................................       $    7.1            $    7.5            $    8.0(d)
Number of stores at end of period........................            303                 298                 456
Total store square footage at end of period (000s).......         18,487              17,600              31,500



                                                                                           AS OF JANUARY 30, 1999
                                                                                        -----------------------------
                                                                                        HISTORICAL    AS ADJUSTED (E)
                                                                                        ----------    ---------------
                                                                                                (IN MILLIONS)
BALANCE SHEET DATA:
Cash.................................................................................    $   35.7        $   319.9
Total assets.........................................................................     1,483.4          1,774.1
Total debt, including current maturities.............................................       305.5            460.6
Stockholders' equity.................................................................       324.0            459.6


------------------

(a) Includes an extraordinary loss, net of tax, of $1.4 million or $0.06 per common share for the early extinguishment of debt.

(b) As adjusted to eliminate the results of operations of Hills for the month of January 1999 and various other acquisition related costs and charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(c) Data for the fiscal year ended January 30, 1999 exclude Hills operations for the month of January 1999 and various other acquisition related costs and charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(d) Average sales per store excludes 155 Hills stores acquired in December 1998.


(e) As adjusted for the sale on April 27, 1999 of $200.0 million aggregate principal amount of senior notes and the receipt and application of the net proceeds therefrom and for the anticipated sale of the 4,000,000 shares of common stock offered hereby and the receipt of the estimated net proceeds therefrom, based on the closing price of Ames' common stock on April 23, 1999.

                                  RISK FACTORS

     An investment in our common stock involves risks. You should carefully consider the following risk factors in addition to all other information in this prospectus before making a decision to purchase the common stock.

     OUR CONVERSION, INTEGRATION AND OPERATION OF THE FORMER HILLS STORES MAY NOT SUCCEED.

     We are converting 150 of the former Hills stores to Ames stores and closing the five remaining Hills stores that we acquired. The integration of the converted Hills stores into the Ames retail chain will require substantial management, logistical and financial resources which might otherwise be devoted to our existing operations. The Hills acquisition is larger than any store acquisition that we have made under our current management and represents a 50% increase in the total number of our stores and a 50% increase in our employee work force. Although we believe our management information, merchandise purchasing and distribution systems are capable of accommodating this growth, a failure of these systems to effectively accommodate the demands of the additional stores could have a material adverse effect on our results of operations. We will have to train approximately 14,800 former Hills employees to adapt to our own operating procedures and systems. In addition, in the approximately 94 communities previously served by Hills in which we have not previously had a retail presence, we will have to establish consumer recognition of Ames as a distinct and preferred source of value and customer service superior to that previously associated with the Hills stores.

     THE HILLS ACQUISITION WILL ADVERSELY IMPACT OUR NEAR TERM RESULTS.


     Shortly after the acquisition of Hills, we began the first of a series of liquidation sales in the Hills stores and, in February 1999, we began remodeling 50 of the 150 Hills stores that we are converting to Ames stores. We completed the conversion of those 50 stores and reopened them under the Ames banner in late April 1999. An additional 54 Hills stores will be converted by July 1999 and the remaining 46 stores will be converted by September 1999. A typical store conversion takes seven to eight weeks, during which the store conducts no customer business. The operation of the 155 acquired Hills stores prior to their conversion or final closure, including the liquidation of their inventory, as well as the conversion of all but five of those stores into Ames stores, will adversely affect our earnings at least through the third quarter of fiscal 1999. We will incur approximately $63.0 million of pre-opening expenses with respect to the 150 Hills stores that we are converting to Ames stores. We expect the Hills acquisition to have a positive impact on our earnings beginning in the fourth quarter of fiscal 1999, but we cannot assure you that our expectations will prove to have been correct.


     WE FACE SIGNIFICANT COMPETITION FROM OTHER DISCOUNT RETAILERS.

     We operate in an extremely competitive environment. In recent years, many large discount retailers, including Hills and Caldor, have succumbed to the intense effects of competition from both national and regional chains. Although Ames is the largest regional discount retailer in the United States, we are still considerably smaller in terms of number of stores, sales and earnings than the three leading national chains: Wal-Mart, Kmart and Target Stores. Each of these chains, as well as other regional operators such as Bradlees, currently operates stores within our regional market and competes with us for customers and potential store locations. We anticipate a further increase in competition from those national discount store chains. Our merchandising focus is primarily directed to consumers who we believe are underserved by the major national chains and our merchandising strategy and smaller store size are intended to enable us to compete more effectively with these chains. Nevertheless, we remain vulnerable to the marketing power and high level of consumer recognition of the major national discount store chains.

     OUR HIGH LEVEL OF DEBT MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING FLEXIBILITY.


     We have substantial debt and debt service requirements, including obligations under our bank credit facility, which permits us to borrow up to $650.0 million on a revolving basis. The following chart shows basic financial information about us and gives pro forma effect to our sale of $200.0 million of senior notes on April 27, 1999 and the application of the net proceeds of that sale to reduce our outstanding bank borrowings and also gives pro forma effect to this offering of common stock:



                                                         PRO FORMA AS OF
                                                        JANUARY 30, 1999
                                                      ---------------------
                                                      (DOLLARS IN MILLIONS,
                                                           UNAUDITED)
Total debt.......................................           $   460.6
Stockholders' equity.............................           $   459.6
Net debt to equity ratio (inclusive of cash and
  cash equivalents)..............................               0.31x


     Our highly leveraged financial position has important consequences for us, including:

     o our ability to borrow additional amounts for working capital, debt service requirements, capital expenditures or acquisitions may be limited;

     o a substantial portion of our cash flow from operations will be required to make debt service payments;

     o our ability to capitalize on significant business opportunities may be limited and our flexibility to react to changes in competitive pressures and general economic conditions may be reduced;

     o we could be at a competitive disadvantage with respect to less highly leveraged companies with which we compete; and

     o we may be more vulnerable in the event of a downturn in the economy or a disruption in our business.

     We expect to be able to repay the balance of our indebtedness and meet our other obligations through cash generated from operations. However, we may need to obtain new credit arrangements and other sources of financing in order to meet our future obligations and working capital requirements and to fund our future capital expenditures. You should be aware that our ability to repay or refinance our outstanding debt and to fund our capital expenditures and other obligations depends on our successful financial and operating performance, including the future performance of the 150 former Hills stores that we are converting to Ames stores. We cannot assure you of our future performance, which depends upon a number of factors, many of which are beyond our control. These factors include:

     o deteriorating general economic conditions in the United States, particularly in the regions in which our stores are located;

     o decreased consumer spending, particularly among those consumers who comprise our primary customer base;

     o increased competition from other discount retailers, including major national chains, as well as from merchandise offerings over the Internet;

     o severe adverse weather conditions during the winter months, particularly during the peak Christmas holiday shopping season; and

     o failure of our merchandise suppliers to make their computer systems year 2000 compliant in a timely manner.

     These and other factors, which are discussed more fully below, could have an adverse effect on our ability to pay interest on and the principal of our outstanding debt.

     OUR SENIOR DEBT AGREEMENTS RESTRICT OUR FLEXIBILITY.


     Our bank credit agreement and the indenture relating to our recently issued 10% senior notes contain a number of significant provisions that, among other things, restrict our ability to:


     o sell assets outside the ordinary course of business;

     o incur more indebtedness;

     o grant or incur liens on our assets;

     o repay certain indebtedness;

     o pay dividends;

     o make certain investments or acquisitions;

     o repurchase or redeem capital stock;

     o engage in mergers or consolidations; and

     o engage in certain transactions with our affiliates.

     These restrictions could hurt our ability to finance our future operations or capital needs or make acquisitions that may be in our interest. In addition, our bank credit facility requires that we achieve a specified minimum level of consolidated earnings before interest, taxes, depreciation and amortization for the fiscal quarter ending April 29, 2000, and that for fiscal quarters beginning after April 30, 2000, we achieve a specified minimum ratio of consolidated earnings before interest, taxes, depreciation and amortization to fixed charges. Our ability to comply with these financial requirements may be affected by events beyond our control, and our inability to comply with them could result in a default under the bank credit agreement in which event the lenders could elect to:

     o declare all our outstanding borrowings under that agreement, as well as accrued interest and fees, to be due and payable;

     o require us to apply all of our available cash to repay those borrowings.

     If we were unable to repay those borrowings when due, the lenders under our bank credit facility could proceed against their collateral, which includes a first priority lien on substantially all of our assets and a first priority security interest in the capital stock of our subsidiaries. A default under our bank credit agreement, if not cured in a timely manner, would also result in a default under our senior notes indentures.

     WE ARE VULNERABLE TO ADVERSE WINTER WEATHER AND REGIONAL ECONOMIC
DOWNTURNS.

     Our stores, including those acquired from Hills, are concentrated in a geographic region that is subject to severe winter weather conditions. Frequent or unusually heavy snow or ice storms in our markets, particularly during the important Christmas selling season, could have a material adverse effect on our sales and earnings and could adversely impact our ability to make scheduled interest payments on our outstanding indebtedness, including the Notes.

     In addition, the geographic concentration of our stores increases our vulnerability to regional economic downturns. Although we believe our emphasis on low prices and superior customer value makes us better able than most other large retailers to withstand periods of increased unemployment, we cannot assure you that we would not be materially impacted by a protracted or severe regional economic downturn.

     THE LOSS OF OUR KEY EXECUTIVES COULD HAVE A SIGNIFICANT IMPACT ON OUR COMPANY.

     Our success over the past five years has been the result of a merchandising and marketing strategy conceived and implemented by our senior management team and particularly our President and Chief Executive Officer, Joseph R. Ettore, our Executive Vice President and Chief Operating Officer, Denis T. Lemire, and our Executive Vice President and Chief Financial and Administrative Officer, Rolando de Aguiar. The loss of the services of Messrs. Ettore, Lemire and de Aguiar could have a material adverse effect on our company. We have employment agreements with these executives that continue until May 2004, May 2003 and May 2003, respectively.

     OUR ABILITY TO USE OUR NET OPERATING LOSS CARRYFORWARDS COULD BE LIMITED.

     At January 30, 1999, we had net operating loss carryforwards totalling approximately $444.0 million available to reduce our future federal income tax liabilities. This amount is exclusive of net operating loss carryforwards of Hills. Our ability to use these loss carryforwards to reduce our future federal income tax liabilities could be limited if we were to experience more than a 50% change in ownership over any three-year period, all as defined and governed by section 382 of the Internal Revenue Code. For purposes of determining if a 50% change in ownership occurs within any three-year period, any public stock offerings during that period (including this offering) are taken into account in accordance with applicable regulations. If the benefits of these loss carryforwards were so limited, our earnings and cash resources could be materially and adversely affected.

     In addition to Ames' loss carryforwards, Hills also has loss and tax credit carryforwards for federal income tax purposes. However, the Hills carryforwards are subject to severe limitations on their future utilization as a result of the recent change in ownership of Hills. See Note 10 to Ames' audited consolidated financial statements included in this prospectus.

     SOME OF OUR VENDORS' COMPUTER SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT.

     In operating our business, we are dependent on information technology and process control systems that employ computers as well as embedded microprocessors. We also depend on the proper functioning of the business systems of third parties, particularly the more than 3,200 vendors from whom we purchase the merchandise sold in our stores. Many computer systems and microprocessors can only process dates in which the year is represented by two digits. As a result, some of these systems and processors may interpret "00" incorrectly as the year 1900 instead of the year 2000, in which event they could malfunction or become inoperable after December 31, 1999. Systems and processors that can properly recognize the year 2000 are referred to as "year 2000 compliant."

     We have assessed our own business and management information systems and believe that those of our systems that are material to our operations are, or before the end of 1999 will be, year 2000 compliant, although we cannot assure you that our assessment will prove to be correct. We also have taken steps to determine whether our principal vendors are or expect to be year 2000 compliant by the end of this year. Based on our inquiries, we are reasonably comfortable that our major vendors, whose products collectively account for approximately 80% of our sales, are or will be year 2000 compliant. However, we cannot assure you of the year 2000 compliance of the remaining vendors who do business with us, and it is possible that a number of those vendors may encounter problems with their systems after the end of this year. If, however, one or more of these vendors is unable to produce or ship merchandise to us as a result of a computer system malfunction, we believe that there are adequate alternative sources for similar merchandise.

     ANTI-TAKEOVER PROVISIONS COULD IMPEDE OR DISCOURAGE A THIRD-PARTY ACQUISITION OF OUR COMPANY.

     Ames is a Delaware corporation. Anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without shareholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. Lastly, we have adopted a rights plan, commonly known as a "poison pill," that entitles our stockholders to acquire additional shares of our company, or a potential acquiror of our company, at a substantial discount from their market value in the event of an attempted takeover. Our incorporation under Delaware law, our board's ability to create and issue a new series of preferred stock and the existence of our rights plan could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements contained or incorporated by reference in this prospectus that are not historical facts are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. Those statements include all discussions of strategy as well as statements that contain such forward-looking expressions as "believes," "estimates," "expects," "intends," "may," "will," "should," or "anticipates" or the negative thereof. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Furthermore, forward-looking statements may be included in our filings with the Commission as well as in press releases or oral presentations made by or with the approval of one of our authorized executive officers.

     We caution you to bear in mind that forward-looking statements, by their very nature, involve assumptions and expectations and are subject to risks and uncertainties. Although we believe that the assumptions and expectations reflected in the forward-looking statements contained in this prospectus are reasonable, no assurance can be given that those assumptions or expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus, including, without limitation, under the caption "Risk Factors." These factors include, but are not limited to, the following:

     o deteriorating general economic conditions in the United States, particularly in the regions in which our stores are located;

     o decreased consumer spending, particularly among those consumers who comprise our primary customer base;

     o increased competition from other discount retailers, including major national chains, as well as from merchandise offerings over the Internet;

     o severe adverse weather conditions during the winter months, particularly during the peak Christmas holiday shopping season; and

     o failure of our suppliers to make their computer systems year 2000 compliant in a timely manner.

     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors and the cautionary statements contained throughout this prospectus.

                              RECENT TRANSACTIONS

THE HILLS ACQUISITION

     On November 12, 1998, we entered into an agreement for the acquisition of Hills Stores Company. Pursuant to that agreement, we promptly began a tender offer for all of Hills' outstanding common and convertible preferred stock. Concurrently with that tender offer, we also offered to purchase all of Hills' outstanding 12 1/2% Senior Notes due 2003 and solicited consents from the holders of those notes to eliminate and waive various provisions of the indenture governing those notes. Following the expiration of those offers on December 31, 1998, we acquired approximately 81.3% of Hills' outstanding common stock and 74.4% of its outstanding convertible preferred stock, in each case at a price of $1.50 per share, or an aggregate of $13.7 million. On the same date, we purchased approximately $144.1 million, or approximately 73.9%, of the $195.0 million of outstanding Hills senior notes at a price of approximately $700 for each $1,000 principal amount of those notes, or an aggregate of $100.8 million. Pursuant to the terms of those offers, holders of Hills' shares and senior notes who tendered their securities for purchase also received a deferred contingent right to receive a further cash payment out of, and based upon, Hills' ultimate net recovery, if any, in a lawsuit brought by Hills in September 1995 against certain of its former directors.

     In March 1999, we consummated the merger of Hills into a subsidiary of Ames. Shares of Hills' common and convertible preferred stock not previously acquired by us were automatically converted into the right to receive $1.50 per share (plus a deferred contingent cash right as discussed above). Thereafter, that subsidiary was merged into Ames and the $50.9 million of outstanding Hills' senior notes not previously purchased by us became direct obligations of Ames. The cost of acquiring the remaining outstanding common and preferred shares of Hills was $3.3 million. We also incurred professional fees, accounting, legal and other costs of approximately $12.2 million in connection with the acquisition.

     The total cost of the Hills acquisition was approximately $330.0 million, inclusive of the approximately $50.9 million of Hills senior notes that remained outstanding and $147.8 million of capitalized leasehold and financing obligations related to the Hills stores. Cash required for the acquisition totalled approximately $130.0 million. Funds for these purposes were derived from borrowings under our bank credit facility.

     At the time of the acquisition, Hills operated 155 discount department stores in twelve states within or contiguous to our existing geographic region. The Hills stores have a sales area that is similar in size to that of the typical Ames store. They are located in communities with demographics that are similar to those of our existing locations and they serve a similar target customer. The Hills acquisition was particularly opportunistic for Ames, since it permitted us to obtain 155 well-maintained stores in locations that were complementary to and to a large extent not competitive with our existing store locations. After a review of locations where a Hills store operated in the same general market area as an existing Ames store, we determined that in only ten instances would store closings be required. The acquisition substantially increased our presence in five states and enabled us to enter five new states. We also acquired a Hills distribution facility in Columbus, Ohio that is complementary to but not duplicative of our two existing principal distribution centers.

     In February 1999, we began a program to remodel and convert 150 of the acquired Hills stores to Ames stores. The five remaining Hills stores, as well as seven Ames stores, are being closed because they are in locations that either are competitive with, or are underperforming, our other stores. The remodeling and conversion process is being conducted in three stages:


     o the first stage, involving 50 stores, was completed in late April 1999;


     o the second stage, involving 54 stores, is scheduled to be completed in July 1999; and

     o the last stage, involving 46 stores, is scheduled to be completed in September 1999.

     The total cost of the remodeling and conversion is expected to be approximately $185.0 million and is being funded primarily with proceeds from our liquidation of the Hills merchandise inventories. This cost consists primarily of expenditures for fixtures, signage, point-of-sale register systems, training of employees and other labor costs, as well as various pre-opening expenses.

     Under a "turn-key" agreement with us, Gordon Brothers Retail Partners, LLC and The Nassi Group, LLC have been engaged to operate all of the acquired Hills stores and to conduct inventory liquidation sales at each of those stores prior to its scheduled remodeling or final closure. These liquidation sales also are being conducted in three stages, the first having ended on February 22, 1999 and the second and third scheduled to be completed on May 21 and July 26, 1999, respectively. These two firms are responsible for all expenses associated with operating the Hills stores and liquidating their inventory prior to their closure, including compensation of store employees and rental payments under store leases. Upon completion of each sale, they must remove all unsold merchandise and turn over the store in "broom clean" condition. Cash proceeds from the liquidation sales are collected at the point of sale by Ames, effectively minimizing Ames' financial risk. Pursuant to the agreement, Ames is entitled to retain from the liquidation proceeds a minimum sum equal to 40% of the initial ticketed retail price of all items of Hills merchandise on hand and on order as of January 2, 1999, irrespective of the actual sales proceeds. In addition, Ames is entitled to share in that portion, if any, of the proceeds from the sale of Hills merchandise in excess of 62% of the aggregate initial ticketed retail price of the merchandise. We have estimated that the aggregate retail price of the Hills merchandise inventory is at least $670.0 million and, therefore, we expect to realize a minimum of $268.0 million from the liquidation of this inventory.

THE CALDOR STORES AND DISTRIBUTION CENTER


     In April 1999, we completed the purchase from Caldor Corporation of seven stores in Connecticut, two stores in Massachusetts and a 649,000 square foot state-of-the-art distribution center in Westfield, Massachusetts, for an aggregate of $42.7 million in cash. Caldor is currently winding up its business under the jurisdiction of the U.S. Bankruptcy Court for the Southern District of New York and these purchases were made with the court's approval. Under the terms of our agreements with Caldor, we are assuming Caldor's leases for the nine stores and the distribution center and are acquiring all of the store fixtures and all racking, sorting systems and materials handling equipment in the distribution center. Caldor delivered the stores and distribution center to us in "broom clean" condition. We will soon begin remodelling the stores in accordance with our prototype design and will reopen them under the Ames banner in late September 1999.



     The nine Caldor stores, which range in size from 59,400 to 75,400 square feet of selling space, are in communities with similar demographics to those in which our own stores are located. None of the stores is in a location that is directly competitive with any of our existing stores, including the former Hills stores that we are currently converting. After giving effect to the acquisition of these stores, we will become the largest discount department store operator in Connecticut, with a total of 22 stores in that state.



NOTES OFFERING



     On April 27, 1999, we consummated the sale in a private placement to institutional buyers of $200.0 million principal amount of our 10% Senior Notes due 2006. The net proceeds from the sale of the senior notes were applied to reduce outstanding borrowings under our revolving credit facility.

                                   USE OF PROCEEDS


     We estimate the net proceeds from this offering to be approximately
$135.6 million, based on an assumed offering price of $35 7/8 per share, the last reported sale price of the common stock on April 23, 1999, and after deducting the underwriting discount and estimated expenses payable by Ames. If the underwriters also purchase all of the 600,000 additional shares that are subject to their over-allotment option, the estimated net proceeds will increase to approximately $156.1 million.



     We will apply the net proceeds for working capital and general corporate purposes. Pending application for these purposes, we will use the net proceeds to repay our then outstanding revolving credit borrowings, which totalled approximately $76.0 million at the close of business on April 27, 1999, and will invest the balance in U.S. government and short-term investment grade corporate debt obligations. Following completion of this offering and application of the net proceeds as indicated, we may continue to incur indebtedness of up to $650.0 million under our revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The NASDAQ Stock Market under the symbol "AMES." The following table provides the high and low last sale prices for our common stock on The NASDAQ Stock Market reported for the fiscal quarterly periods indicated below. These prices do not include retail markups, markdowns or commissions.


                                                                                        HIGH       LOW
                                                                                        ----       ---
Fiscal 1999
     First Quarter (through April 26, 1999)..........................................   $38 3/4   $25 3/8

Fiscal 1998
     Fourth Quarter..................................................................    32 1/2    18 1/8
     Third Quarter...................................................................    25 3/8    10 1/2
     Second Quarter..................................................................    29 5/8    21 1/8
     First Quarter...................................................................    25 1/2    14

Fiscal 1997
     Fourth Quarter..................................................................    19 5/8    12 3/8
     Third Quarter...................................................................    18        12 5/8
     Second Quarter..................................................................    12 13/16   6 3/4
     First Quarter...................................................................    10 1/4     6 1/4



     On April 26, 1999, the last reported sale price of our common stock was $35 31/32. On that date, there were approximately 6,430 holders of record of our common stock.


                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock for more than the past five fiscal years, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings to finance our operations and expand our business. In addition, our ability to pay cash dividends is restricted by our bank credit agreement and the indenture relating to the $200.0 million of senior notes that we issued. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of January 30, 1999. Our capitalization is presented:

          o on an actual basis;

          o on an as adjusted basis to reflect our sale on April 27, 1999 of $200.0 million aggregate principal amount of our 10% senior notes and our receipt and application of the net proceeds therefrom and our sale of the 4,000,000 shares of common stock we are offering pursuant to this prospectus and our receipt of the estimated net proceeds therefrom (based on an assumed offering price of $35 7/8 per share, the last reported sale price of the common stock on April 23, 1999, and after deducting the underwriting discount and estimated expenses payable by Ames).



                                                                                                AS OF JANUARY 30,
                                                                                                      1999
                                                                                              ---------------------
                                                                                                        AS ADJUSTED
                                                                                              ACTUAL    (UNAUDITED)
                                                                                              ------    -----------
                                                                                              (DOLLARS IN MILLIONS)
Cash and temporary investments.............................................................   $ 35.7      $ 319.9
                                                                                              ------      -------
                                                                                              ------      -------

Current maturities of capital lease obligations and long-term debt.........................   $ 17.8      $  17.8
                                                                                              ------      -------
                                                                                              ------      -------
Long-term debt:
     Bank credit facility(a)...............................................................   $ 44.9      $    --
     12.5% Senior Notes due 2003...........................................................     50.9         50.9
     10% Senior Notes due 2006.............................................................       --        200.0
     Capital leases and other debt (excluding current liabilities).........................    191.9        191.9
                                                                                              ------      -------
          Total long-term debt.............................................................    287.7        442.8
                                                                                              ------      -------
Stockholders' equity:
     Preferred stock--authorized 3,000,000 shares; no shares issued or outstanding.........       --           --
     Common stock--authorized 40,000,000 shares; 23,921,545 shares issued and outstanding,
      actual; 27,921,545 shares issued and outstanding, as adjusted(b).....................      0.2          0.3
     Additional paid-in capital............................................................    236.7        372.2
     Treasury stock--at cost--79,495 shares of common stock................................     (0.9)        (0.9)
     Retained earnings.....................................................................     88.0         88.0
                                                                                              ------      -------
          Total stockholders' equity.......................................................    324.0        459.6
                                                                                              ------      -------
            Total capitalization...........................................................   $611.7      $ 902.4
                                                                                              ------      -------
                                                                                              ------      -------


------------------

(a) As of the close of business on April 27, 1999, outstanding borrowings under the bank credit facility (exclusive of letters of credit) were approximately $76.0 million.


(b) Assumes no exercise of the over-allotment option by the underwriters and excludes an aggregate of 520,251 shares of common stock issuable upon exercise of currently outstanding stock options under our stock option plans.


     You should read this capitalization table in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus and with the information set forth under the headings "Selected Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The selected historical consolidated financial data for our fiscal years ended January 25, 1997, January 31, 1998 and January 30, 1999 are derived from our audited consolidated financial statements. The selected historical consolidated financial data for our fiscal years ended January 28, 1995 and January 27, 1996 are derived from our audited consolidated financial statements which are not included herein. You should read this table in conjunction with the audited consolidated financial statements and accompanying notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                                FISCAL YEAR ENDED
                                                    --------------------------------------------------------------------------
                                                    JANUARY 28,   JANUARY 27,   JANUARY 25,    JANUARY 31,      JANUARY 30,
                                                       1995          1996          1997           1998              1999
                                                    -----------   -----------   -----------   -------------   ----------------
                                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.........................................   $ 2,142.8     $ 2,104.2     $ 2,161.7      $ 2,233.1         $2,507.2
Cost of merchandise sold..........................     1,571.2       1,544.0       1,565.7        1,603.6          1,786.2
Gross profit......................................       571.6         560.2         596.0          629.5            721.0
Selling, general and administrative expenses......       568.9         552.7         564.4          581.7            660.6
Operating income..................................        33.9          31.0          52.7           66.2             76.1
Net income (loss).................................        17.0(a)       (1.6)         17.3(b)        34.5             33.8
Net income (loss) per common share:
  Basic...........................................        0.85         (0.08)         0.85           1.59             1.47
  Diluted.........................................        0.79(a)      (0.08)         0.79(b)        1.46             1.40

OTHER FINANCIAL DATA:
Gross margin......................................        26.7%         26.6%         27.6%          28.2%            28.2%(c)
Selling, general and administrative expenses as a
  percentage of net sales.........................        26.5%         26.3%         26.1%          26.1%            25.3%(c)
Same-store sales increase.........................         1.7%         (1.0)%         1.0%           2.1%             7.2%
Average sales per store...........................   $     7.0     $     6.9     $     7.1      $     7.5         $    8.0(d)
Number of stores at end of period.................         306           307           303            298              456
Total store square footage at end of period
  (000s)..........................................      18,670        18,700        18,487         17,600           31,500

BALANCE SHEET DATA (END OF PERIOD):
Cash..............................................   $    30.4     $    14.2     $    46.1      $    57.8         $   35.7
Total assets......................................       533.4         505.8         536.8          610.0          1,483.4
Total debt, including current maturities..........        96.3          74.2          53.8           39.9            305.5
Stockholders' equity..............................        84.9          83.3         108.2          173.4            324.0


------------------
(a) Includes an extraordinary loss, net of tax, of $1.5 million or $0.07 per common share for the early extinguishment of debt.

(b) Includes an extraordinary loss, net of tax, of $1.4 million or $0.06 per common share for the early extinguishment of debt.

(c) Data for the fiscal year ended January 30, 1999 exclude Hills operations for the month of January 1999 and various other acquisition related costs and charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

(d) Average sales per store excludes the acquired Hills stores.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma combined condensed consolidated statement of operations data have been derived from the audited consolidated financial statements of Ames for the fiscal year ended January 30, 1999, which include the results of Hills for the month of January 1999, and from the unaudited consolidated statement of operations of Hills for the 11 months ended December 31, 1998. The pro forma data give effect to the Hills acquisition as if it had occurred at the beginning of the fiscal year ended January 30, 1999.

     The pro forma data reflect pro forma adjustments that are based upon available information and certain assumptions that Ames believes are reasonable. These data are provided for informational purposes only and are not necessarily indicative of what Ames' actual results of operations would have been had the Hills acquisition been consummated at the beginning of fiscal 1998, or the results of operations Ames may obtain in the future. In preparing these pro forma data, Ames has utilized what it believes are reasonable methods to conform the bases of presentation of Ames' and Hills' historical financial statements. The Hills acquisition has been accounted for by the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on a preliminary determination of respective fair market values at the date of acquisition and is subject to adjustment. Ames does not expect that differences between the preliminary and final allocations will have a material impact on Ames' pro forma results of operations.

     You should read the following table in conjunction with the historical audited consolidated financial statements and accompanying notes of Ames and Hills included elsewhere in this prospectus and with the information set forth under the headings "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FISCAL YEAR ENDED JANUARY 30, 1999
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                            HILLS
                                                                          11 MONTHS
                                                           AMES             ENDED
                                                       FISCAL YEAR       DECEMBER 31,     PRO FORMA         PRO FORMA
                                                          ENDED             1998          ADJUSTMENTS         TOTAL
                                                     JANUARY 30, 1999    (UNAUDITED)      (UNAUDITED)       (UNAUDITED)
                                                     ----------------    -------------    -----------       -----------
Net sales.........................................       $2,507.2          $ 1,624.0         $  --           $ 4,131.2
Cost of merchandise sold..........................        1,786.2            1,214.9          (9.6)(a)         2,991.5
Selling, general and administrative expenses......          660.6              376.5          20.0 (b)         1,057.1
Depreciation and amortization expense, net........           14.5               43.9           7.2 (c)(d)         65.6
Other (income) expense............................          (22.0)                --         (10.4)(b)           (32.4)(e)
Interest expense, net.............................           15.3               49.2          (6.9)(f)            57.6
                                                         --------          ---------         -----           ---------
Income (loss) before income taxes.................           52.6              (60.5)         (0.3)               (8.2)
Income tax (provision) benefit....................          (18.8)             (49.6)         21.7 (g)           (46.7)
                                                         --------          ---------         -----           ---------
Net income (loss).................................       $   33.8          $  (110.1)        $21.4           $   (54.9)(h)
                                                         --------          ---------         -----           ---------
                                                         --------          ---------         -----           ---------
Net loss per common share:
  Basic and diluted net loss per common share.....                                                           $   (2.39)(h)
                                                                                                             ---------
                                                                                                             ---------
  Shares outstanding used in basic and diluted net
     loss per common share calculation (000s).....                                                              23,010
                                                                                                             ---------
                                                                                                             ---------

------------------
(Footnotes appear on following page.)

------------------
Footnotes:

 (a) Approximately $9.6 million of Hills' buying expenses have been reclassified from cost of merchandise sold to selling, general and administrative expenses to conform to Ames' presentation. See footnote (b) below.

 (b) Certain items of Hills' income have been reclassified from, and certain items of Hills' expenses have been reclassified to, selling, general and administrative expense to conform to Ames' presentation as follows:

                                                             FISCAL YEAR
                                                                ENDED
                                                           JANUARY 30, 1999
                                                           ----------------
                                                            (IN MILLIONS)
Leased department income reclassified to
  leased department and other income....................
                                                                $ 10.4
Buying expenses reclassified from cost of
  merchandise sold......................................           9.6
                                                                ------
     Total adjustments..................................        $ 20.0
                                                                ------
                                                                ------

 (c) Depreciation and amortization expense, net has been adjusted to reflect the fair market revaluation of Hills' capital leases and beneficial lease rights.

 (d) Hills' amortization of reorganization value in excess of revalued assets has been eliminated and amortization of purchase price in excess of assets acquired has been added, using a 25 year amortization period.

 (e) Other income presented is net of Ames' store closing charges of $8.2 million.

 (f) Interest expense has been adjusted as follows:


                                                             FISCAL YEAR
                                                                ENDED
                                                           JANUARY 30, 1999
                                                           ----------------
                                                            (IN MILLIONS)
Interest eliminated on the $144.1 million of Hills'
  12 1/2% Senior Notes purchased by Ames................        $(16.7)
Elimination of amortized fees on the previous revolving
  credit facilities of each of Hills and Ames offset by
  the amortization of fees associated with Ames' new
  revolving credit facility.............................          (0.5)
Additional interest costs recorded relating to the
  purchase of Hills.....................................          11.1
Change in interest expense on revalued debt.............          (0.8)
                                                                ------
     Total adjustments..................................        $ (6.9)
                                                                ------
                                                                ------


(g) Income taxes were adjusted to record a benefit on the pro forma combined loss at Ames' historical rate, offset by a write-down of Hills deferred tax assets of approximately $49.6 million (which is net of a reversal of approximately $5.9 million of accrued tax liabilities). This net deferred tax assets write-down was previously recorded by Hills, as of October 1998, because Hills' management determined that these tax assets were not realizable and, accordingly, recorded a write-down of the assets as a component of the tax provision. The impact of recording the write-down of these tax assets has not been eliminated for pro forma purposes.

(h) The pro forma net loss reflects the previously recorded write-down of Hills' net deferred tax assets as discussed in note (g). Excluding the write-down of the Hills' net deferred tax assets recorded as of October 31, 1998, pro forma net loss and basic and diluted net loss per common share would have been $5.3 million and $0.23, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Ames changed its fiscal year from the last Saturday in January to the Saturday nearest January 31, effective with the fiscal year ended January 30, 1999, which we refer to as "fiscal 1998." We made this change so that our fiscal year would coincide with the fiscal year of most other publicly-held retailers. Fiscal 1998 consisted of 52 weeks. Our fiscal year ended January 31, 1998, which we refer to as "fiscal 1997," consisted of 53 weeks. Our fiscal year ended January 25, 1997, which we refer to as "fiscal 1996," consisted of 52 weeks.

     You should read the discussion that follows in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

     On December 31, 1998, we acquired approximately 81.3% of the outstanding voting stock of Hills Stores Company. Accordingly, the operations of Hills and its subsidiaries during the month of January 1999 are included in our consolidated results of operations for fiscal 1998. Immediately following our acquisition of Hills, we began implementing a series of initiatives to prepare for the conversion of 150 of the Hills stores into Ames stores and the permanent closure of the five remaining Hills stores. These initiatives included the termination of most of Hills' corporate and administrative operations and personnel, the announced closure of seven Ames stores that we considered to be directly competitive with acquired Hills stores and the engagement of two experienced liquidation firms, Gordon Brothers Retail Partners and The Nassi Group, to operate the Hills stores until their closure and to liquidate Hills' merchandise inventories.

     Under our agreement with Gordon Brothers and The Nassi Group, we are entitled to retain from the proceeds of the liquidation sales, as a minimum guaranteed amount, 40% of the initial ticketed retail price of the inventory being sold, irrespective of the actual price at which it is sold. The remaining sale proceeds, net of the expenses of operating the stores, are payable to the liquidators as compensation for their services, subject to additional allocations to Ames to the extent the proceeds exceed specified targets. For financial reporting purposes, Hills' net sales during the month of January represent the actual sale proceeds from merchandise liquidation sales, its cost of merchandise sold represents the guaranteed minimum amount that Ames is entitled to retain, and its selling, general and administrative expenses include the portion of those proceeds that are to be paid over to the liquidators.

     Because of the unique nature of our contractual arrangements with Gordon Brothers and The Nassi Group, as well as the fact that 50 Hills stores were in the process of liquidation, Hills' results for the month of January 1999 are not representative of those of a retailer operating in the ordinary course of business and are not directly comparable to Ames' results exclusive of Hills. The acquisition of Hills also resulted in various costs and charges during the month of January 1999 that impacted Ames' consolidated results. These other costs and charges consisted principally of costs associated with terminating contracts that became obsolete with the acquisition of Hills, the write-off of deferred financing costs related to a prior credit facility, interest expense for borrowings incurred to finance the acquisition and a one-time charge for the announced closing of the seven Ames stores.

     The following table illustrates the separate contribution of Ames' full year of operations and Hills' one month of operations to various components of the consolidated results of operations for fiscal 1998, as well as the impact on these consolidated results of the other costs and charges described above:

                                                                                OTHER COSTS
                                                            AMES      HILLS     AND CHARGES    CONSOLIDATED
                                                          --------    ------    -----------    ------------
                                                                            (IN MILLIONS)
Net sales..............................................   $2,395.1    $112.1       $  --         $2,507.2
Costs and expenses (income)
  Cost of merchandise sold.............................    1,719.9      66.3          --          1,786.2
  Selling, general and administrative expenses.........      606.9      51.9         1.8            660.6
  Leased department and other income...................      (29.2)     (0.9)         --            (30.1)
  Depreciation and amortization expense, net...........       11.3       3.2          --             14.5
  Interest and debt expense, net.......................       11.4       1.9         1.9             15.2
  Store closing charge.................................         --        --         8.2              8.2
                                                          --------    ------       -----         --------
Income (loss) before income taxes......................       74.8     (10.3)      (11.9)            52.6
  Income tax (provision) benefit.......................      (26.7)      3.7         4.2            (18.8)
                                                          --------    ------       -----         --------
Net income (loss)......................................   $   48.1    $ (6.6)      $(7.7)        $   33.8
                                                          --------    ------       -----         --------
                                                          --------    ------       -----         --------

     The unique circumstances under which Hills' operations have been conducted since December 31, 1998 and the accounting treatment accorded those operations as a consequence of our agreement with Gordon Brothers and The Nassi Group distort any direct comparison of the principal components of Ames' consolidated results for fiscal 1998 and fiscal 1997. Accordingly, in the discussion that follows, Ames' net sales, gross margin, selling, general and administrative expense, and its leased department and other income for fiscal 1998 are presented and compared exclusive of the Hills results. The impact of the Hills acquisition is included in the comparison of depreciation and amortization expense and interest and debt expense.

     Ames' net sales (which exclude sales from leased shoe departments) increased 7.3%, to $2.40 billion in fiscal 1998 from $2.23 billion in fiscal 1997, due primarily to 7.2% growth in same-store sales. Ames experienced particularly strong improvements in sales of domestics, toys, ready-to-assemble furniture and women's sportswear. In comparing results for the two fiscal years, you should bear in mind that net sales in fiscal 1997 were favorably affected by the inclusion of a full or nearly full year of operations of two stores that were closed in the beginning of fiscal 1998 and by the fact that fiscal 1997 included one additional week of operations.

     Ames' gross margin increased $45.7 million in fiscal 1998 compared to fiscal 1997, but remained unchanged as a percentage of net sales at 28.2%. The gross margin rate in fiscal 1998 benefitted from a higher average markup on sales, which was partially offset by higher markdowns.


     Ames' selling, general and administrative expenses increased $25.3 million in fiscal 1998, but decreased as a percentage of net sales from 26.1% in fiscal 1997 to 25.3% in fiscal 1998. The percentage decrease was primarily attributable to a reduction in store related expenses and advertising expense, partially offset by an increase in health and medical costs.


     Ames' leased department and other income increased $4.1 million, or 16.3%, in fiscal 1998 compared to fiscal 1997. The increase was due primarily to the leased shoe department, layaway and vending income, as well as the receipt of funds held in a trust.

     Ames' depreciation and amortization expense increased by $4.6 million, or 69.1%, in fiscal 1998 compared to fiscal 1997. The increase related primarily to new point-of-sale systems and store automation equipment acquired under certain capital leases. The Hills acquisition added a further $3.2 million of depreciation and amortization expense associated with the additional depreciation and amortization of its fixed assets and beneficial lease rights and the amortization of goodwill relating to the excess of the Hills acquisition cost over the value of the acquired assets. We are amortizing the beneficial lease rights using the straight-line method over the terms of the related leases (which average approximately 25 years) and are amortizing the Hills goodwill over 25 years on a straight-line basis. The amortization of the excess of our revalued net assets over equity under fresh-start reporting remained the same in fiscal 1998 as in fiscal 1997. We are amortizing this amount over a ten-year period that will conclude in January 2003.

     The Hills acquisition resulted in a 31.5%, or $3.7 million, increase in consolidated interest expense, net of interest income, in fiscal 1998. Debt and capital lease obligations of Hills accounted for $1.9 million of the increase. Another $1.4 million of the increase was attributable to the non-cash write-off of deferred financing costs under Ames' prior credit facility. The balance was attributable to borrowings under our bank credit agreement to finance the costs of the acquisition.

     In the fourth quarter of fiscal 1998, we recorded charges of $8.2 million in connection with the announced closing of seven Ames stores that are scheduled to close in fiscal 1999. Principal components of these charges are for lease costs and the write-down of fixed assets. We have also planned for the closing of five of the acquired Hills stores and, pursuant to the purchase method of accounting, have provided for these closings in the valuation of the acquired Hills assets. In the fourth quarter of fiscal 1997, we recorded charges of $1.6 million in connection with the closing of two stores, of which $1.0 million was classified as a store closing charge and $0.6 million was recorded as part of the cost of merchandise sold.

     We recorded an income tax provision of $18.8 million in fiscal 1998, of which approximately $0.5 million will be paid in cash. In fiscal 1997, we recorded an income tax provision of $19.1 million, of which approximately $0.3 million was paid in cash. See Note 10 of the Notes to Ames' audited consolidated financial statements for an explanation of fresh-start reporting and SFAS No. 109.

FISCAL 1997 COMPARED TO FISCAL 1996

     We reported improvements in sales and net earnings for fiscal 1997 over fiscal 1996. The improvements were due to the favorable impact of our opening 21 new stores in the preceding two fiscal years, our closing of 12 underperforming stores at the beginning of fiscal 1997 and the continued improvement in our gross margin rate. The following table sets forth various components of Ames' results of operations for fiscal 1996 and 1997 expressed in dollars and as a percentage of net sales:

                                                             FISCAL 1996                      FISCAL 1997
                                                    -----------------------------    -----------------------------
                                                    IN MILLIONS    % OF NET SALES    IN MILLIONS    % OF NET SALES
                                                    -----------    --------------    -----------    --------------
Net sales........................................    $ 2,161.7          100.0%        $ 2,233.1          100.0%
Costs and expenses (income):
  Cost of merchandise sold.......................      1,565.7           72.4           1,603.6           71.8
  Selling, general and administrative expenses...        564.4           26.1             581.7           26.1
  Leased department and other income.............        (25.8)         (1.2)             (25.1)         (1.1)
  Depreciation and amortization expense, net.....          4.7            0.2               6.7            0.3
  Interest and debt expense, net.................         19.0            0.9              11.6            0.5
  Store closing charge...........................          6.9            0.3               1.0             --
                                                     ---------         ------         ---------         ------
  Income before income taxes and extraordinary
     item........................................         26.8            1.3              53.6            2.4
Income tax (provision)...........................         (8.1)         (0.4)             (19.1)         (0.9)
                                                     ---------         ------         ---------         ------
Income before extraordinary item.................         18.7            0.9              34.5            1.5
Extraordinary loss, net..........................          1.4            0.1                --             --
                                                     ---------         ------         ---------         ------
     Net income..................................    $    17.3            0.8%        $    34.5            1.5%
                                                     ---------         ------         ---------         ------
                                                     ---------         ------         ---------         ------

     Net sales increased 3.3%, from $2.16 billion in fiscal 1996 to $2.23 billion in fiscal 1997, due to an increase of 2.1% in same-store sales, the inclusion of 53 weeks of operations in fiscal 1997 and the opening of new stores.

     Gross margin increased $33.5 million, or 0.6% as a percentage of net sales, in fiscal 1997. The gross margin rate was favorably impacted by a slightly higher average markup on sales and a reduction in markdowns. These factors were partially offset by higher volume of "55 Gold(Registered) Savings" senior citizen markdowns in fiscal 1997. Cost of merchandise sold in fiscal 1997 included a $0.6 million charge for inventory write-downs associated with two stores that were designated for closing in fiscal 1998. Cost of merchandise sold in fiscal 1996 included a $2.8 million charge for inventory write-downs associated with 13 stores that were designated for closing in fiscal 1997.

     Selling, general and administrative expenses increased $17.3 million in fiscal 1997, but remained unchanged as a percentage of net sales compared to fiscal 1996. The increase was primarily attributable to higher payroll expenses, a substantial portion of which was related to the inclusion of an additional week of operations and to federal minimum wage increases. Insurance expense increased due to a greater loss experience in fiscal 1997 compared to fiscal 1996.

     Leased department and other income declined $0.7 million (or 2.7%) in fiscal 1997 compared to fiscal 1996, due primarily to a decline in sales at leased shoe departments.

     Depreciation and amortization expense increased by $2.0 million, or 0.1% as a percentage of net sales, in fiscal 1997. Depreciation and amortization expense included impairment losses of $1.2 million in fiscal 1997 and $2.2 million in fiscal 1996 that were recorded pursuant to the adoption of SFAS No. 121 in the fourth quarter of fiscal 1995. Depreciation and amortization also included depreciation on capital additions subsequent to December 26, 1992, the date on which we wrote off all of our non-current assets in connection with the adoption of fresh-start reporting. The amortization of the excess of revalued net assets over equity under fresh-start reporting remained the same in fiscal 1997 as in fiscal 1996. We are amortizing this amount over a ten-year period.

     Interest and debt expense, net of interest income, declined $7.4 million, or 0.4% as a percentage of net sales, in fiscal 1997. The reduction was primarily due to a reduction in the amortization of deferred financing costs, a reduction in short-term interest expense and the favorable impact of lower outstanding long-term debt and capital lease balances. The decrease in short-term interest expense reflected a decrease in short-term borrowings (weighted average of $66.5 million in fiscal 1997 compared to $86.1 million in fiscal 1996) and a decrease in interest rates under our revolving credit facility. Our average outstanding long-term debt and capital lease balances decreased to $41.3 million in fiscal 1997 from $56.3 million in fiscal 1996.

     During fiscal 1997, we realized proceeds of $1.9 million from the sale of our rights under a lease, which resulted in a deferred gain of $1.7 million to be recognized over a 20-year period. During fiscal 1996, we sold our rights under several leases for a total of $0.7 million in proceeds and recognized gains totaling $0.4 million.

     In the fourth quarter of fiscal 1997, we recorded charges of $1.6 million in connection with the closing of two stores, of which $1.0 million was classified as a store closing charge and $0.6 million was classified as part of the cost of merchandise sold. Both of the stores closed in February 1998. In the fourth quarter of fiscal 1996, we recorded charges of $9.7 million in connection with the closing of 13 stores. The $9.7 million is classified in two line items:
$6.9 million as a store closing charge and $2.8 million as part of cost of merchandise sold.

     We recorded an income tax provision of $19.1 million in fiscal 1997, of which approximately $0.3 million was paid in cash. In fiscal 1996, we recorded a non-cash income tax provision of $8.1 million.

     As a result of our termination of a revolving credit facility in December 1996, we recorded in fiscal 1996 a non-cash extraordinary charge of $1.4 million, net of tax benefit of $0.6 million. The tax benefit was recorded as a reduction of additional paid-in capital. The charge was for the write-off of the deferred financing costs related to the facility.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity are our bank credit facility, cash from operations and cash on hand. Our current bank credit facility consists of a revolving credit facility of up to $650.0 million, with a sublimit of $150.0 million for letters of credit, which expires June 30, 2002. Borrowings under the bank credit facility are secured by substantially all of our assets and we are required to meet certain financial covenants after February 2000. In addition, we are required to maintain a minimum availability of at least
$100.0 million. Our peak borrowing level in fiscal 1998 under this bank credit facility and a predecessor facility was

$148.3 million. We believe we will have sufficient liquidity to meet our financial obligations for the foreseeable future.

     Our cash position decreased by $22.1 million during fiscal 1998. The decrease was due primarily to $103.9 million paid out in the acquisition of Hills (net of cash acquired), $51.6 million of capital expenditures and $16.3 million in debt and capital lease payments, partially offset by $111.6 million in cash from operations and $44.9 million of borrowings under our bank credit facility. Our cash position increased by $11.7 million during fiscal 1997. This increase was primarily due to $56.8 million of cash from operations, partially offset by $32.9 million of capital expenditures and $15.7 million of debt and capital lease payments.

     Merchandise inventories increased by $197.7 million in fiscal 1998 due to planned increases and the inclusion of $169.1 million of merchandise inventories of Hills. The Hills inventories have been valued at approximately 40% of the initial ticketed retail price of the merchandise, which represents the minimum amount we are entitled to retain out of the proceeds from the liquidation of the merchandise. Our merchandise inventories increased by $32.8 million in fiscal 1997 as a result of planned increases as well as early receipts of additional merchandise for our 40th anniversary promotion held in March 1998. We use the first-in, first-out (FIFO) method of accounting for inventories.

     Net fixed assets increased by $288.3 million during fiscal 1998 due to the inclusion of $230.9 million in net fixed assets of Hills and $77.5 million of capital expenditures, including $25.9 million in new point-of-sale information equipment and related software acquired under capital leases. The Hills net fixed assets were adjusted to their estimated fair value as of the acquisition date. In fiscal 1997, our net fixed assets increased by $19.7 million.

     Beneficial lease rights represent the excess of the fair market value of the acquired Hills leases over contract value of those leases. We are amortizing this amount over the terms of the related leases (which average approximately
25 years) using the straight-line method. Goodwill is being amortized over 25 years using the straight-line method.

     Accounts payable increased $173.6 million during fiscal 1998 due to improved payment terms and the inclusion of Hills accounts payable of $127.8 million as of January 30, 1999. Accounts payable increased $34.2 million during fiscal 1997 due to improved payment terms and an increase in merchandise receipts in January 1998 over January 1997.


     Long-term debt as of January 30, 1999 consisted of borrowings under our revolving credit facility of $44.9 million and $50.9 million of Hills senior notes that remained outstanding after the acquisition. See "Recent Developments" for information with respect to the sale on April 27, 1999 of $200.0 million principal amount of Ames' 10% Senior Notes due 2006 and application of the proceeds to reduce Ames' then outstanding borrowings under the revolving credit facility.


     Capital lease and financing obligations increased by $165.5 million during fiscal 1998 due to the inclusion of $147.9 million of capital lease and financing obligations of Hills and $25.9 million of new capital leases.

     We have not paid any cash dividends during the past three fiscal years. The payment of cash dividends is restricted under the terms of our bank credit facility.

CAPITAL EXPENDITURES

     Capital expenditures for fiscal 1998 were $77.5 million, including
$25.9 million in new point-of-sale information equipment and related software acquired pursuant to capital leases. The capital expenditure amount also included, among other items, the opening of six new stores, the remodeling of 22 stores and the upgrading of certain management information systems. Capital expenditures for fiscal 1997 were $32.9 million and included, among other items, the opening of nine new stores, the remodeling of nine stores and the upgrading of certain management information systems, including the installation of new point-of-sale systems in ten stores.

     Capital expenditures are expected to be approximately $210.0 million for fiscal 1999, primarily for the remodeling and conversion of 150 of the acquired Hills stores and nine former Caldor stores. We expect to finance conversion expenditures, including but not limited to, distribution center equipment purchases, store fixtures and equipment and remodeling expenses, through internally generated funds and borrowings under our bank credit facility. We expect to finance a substantial portion of new point-of-sale systems through capital leases. Land, buildings and improvements are financed principally through long-term leases.

SEASONALITY

     Our business is seasonal in nature, with a large portion of our net sales occurring in the second half of our fiscal year as a result of the back-to-school and Christmas shopping seasons. Net sales are highest in the last fiscal quarter (31.7% in fiscal 1998). The demand for working capital is heaviest in May, and from August through November, when sufficient merchandise must be purchased for the spring, back-to-school and Christmas seasons, respectively.

YEAR 2000 READINESS

     In operating our business, we are dependent on information technology and process control systems that employ computers as well as embedded microprocessors. We also depend on the proper functioning of the business systems of third parties, particularly the more than 3,200 vendors from whom we purchase the merchandise sold in our stores. Many computer systems and microprocessors can only process dates in which the year is represented by two digits. As a result, some of these systems and processors may interpret "00" incorrectly as the year 1900 instead of the year 2000, in which event they could malfunction or become inoperable after December 31, 1999. Systems and processors that can properly recognize the year 2000 are referred to as "year 2000 compliant."

     As previously reported, we initiated a comprehensive program to prepare our computer systems and applications for the year 2000. We have spent approximately $3.8 million on this program through the end of fiscal 1998 and expect that full implementation of the program will involve an additional $2.0 million to $2.5 million, including expenditures for software and consulting services. Additionally, we estimate the allocated costs of our internal systems development staff who are implementing our year 2000 initiatives to be $3.5 million to $4.0 million over the life of the project.

                                    BUSINESS

OVERVIEW

     Ames is the largest regional discount retailer in the United States. We currently operate 453 stores in 19 contiguous states in the Northeast, Midwest and Mid-Atlantic regions, as well as the District of Columbia. Our stores offer a wide range of both brand name and other quality merchandise for the home and family at prices below those of conventional department stores and specialty retailers. They are situated in rural communities, small cities and the suburbs of larger metropolitan areas and are smaller and more customer friendly than the stores of most competing "big box" retailers, including the national discount department store chains.

     Our customer base consists primarily of working women with families and senior citizens. They have an average annual household income between $25,000 and $35,000 and their purchasing decisions are determined primarily by a desire for low prices and shopping convenience. Our merchandise offerings, prices, store design and focus on customer service are targeted to meet the needs of these cost-conscious consumers, who we believe are generally underserved by other large discount retailers. We reinforce our image and drive customer traffic by employing a "high/low" pricing strategy that is implemented through weekly advertising circulars and recurring promotional programs. We believe that our knowledge of and focus on our target customers have enabled us to develop a distinct advantage in an increasingly competitive discount retailing environment.

     On December 31, 1998, we acquired Hills Department Stores. Our financial results for fiscal 1998 include the operations of the 155 acquired Hills stores for the month of January 1999. In the discussion that follows, however, references to various percentages of our fiscal 1998 net sales reflect only the operations and sales of our existing Ames stores.

GROWTH STRATEGY

     Since 1994, we have pursued a program to improve our profitability through vigorous cost containment initiatives, a highly-focused approach to merchandising and the rationalization of our store base. Our efforts over the past four years have resulted in an increase in our gross margins from 26.7% to 28.2% and a doubling of our operating margin. During this time period, we also acquired and successfully integrated 30 new stores, remodeled 60 of our existing stores and closed 37 stores.

     During the past 18 months, we have redirected our focus to enhancing our revenues, expanding the breadth of our regional market and increasing our penetration of that market. In addition to our on-going program of store remodeling, we implemented merchandising and marketing initiatives that in fiscal 1998 resulted in a 7.2% increase in same-store sales. At the same time, we embarked on an accelerated program to acquire groups of stores located in states in which we currently operate or that are contiguous with our existing regional market.

     The Hills acquisition is representative of our growth strategy. It will significantly increase our revenue and enable us to leverage our administrative costs over a far larger operating base. This acquisition was particularly opportunistic for Ames, since it permitted us to obtain 155 well-maintained store sites in locations that were complementary to our existing locations. The Hills stores are located primarily in communities with demographics similar to those of our existing locations. The acquisition expands our selling space by approximately 70%, substantially increases our presence in five states and enables us to enter five new states in which we foresee opportunities to add additional stores to increase our market penetration. The Hills acquisition enables us to achieve significant economies of scale. By eliminating substantially all of Hills' administrative and buying functions, we expect to generate annual savings in excess of $70.0 million, of which approximately $60.0 million is expected to be realized in fiscal 1999 and the full benefit of which will be realized beginning in fiscal 2000.


     As a further step in the implementation of our growth strategy, we recently acquired from Caldor Corporation nine stores that we are converting to Ames stores, as well as a state-of-the-art distribution center.

MERCHANDISING AND CUSTOMER SERVICE

     Our mission is to provide our customers a broad selection of quality merchandise at prices they can afford in a shopping environment that is friendly and convenient. Our merchandising strategy is targeted to our customer base, and we believe that this merchandising strategy has enabled us to develop a distinct competitive advantage in serving our targeted customer base.

     Ames sells merchandise in three major categories: home lines, softlines and hardlines. The following table sets forth the types of merchandise offered within each of these three categories and the percentage of our total sales in fiscal 1998 (exclusive of sales in January attributable to the acquired Hills stores) attributable to each category:

                                HOME LINES (39%)

o Domestics, such as sheets, towels and bath accessories

o Window treatments

o Home entertainment products

o Small appliances

o Housewares

o Ready-to-assemble furniture

o Patio furniture

o Crafts

                                SOFTLINES (30%)

o Women's apparel, consisting primarily of non-fashion basic items, sportswear and intimates

o Men's workwear, denims, fleece goods, hosiery and underwear

o Children's apparel

o Jewelry

                              HARDLINES (27%)

o Health and beauty care products

o Toys

o Hardware and paints

o Automotive supplies

o Sporting goods

o Stationery

o Seasonal items, such as Christmas and other holiday decorations

In addition, all Ames stores include a shoe department, operated by a licensee, that accounted for approximately 4% of our total sales in fiscal 1998.

     A significant portion of our net sales is derived from the sale of products that bear readily-recognized brand names, including Cannon(Registered), Coleman(Registered), Dickies(Registered), Fisher-Price(Registered), Fruit of the Loom(Registered), General Electric(Registered), Hanes(Registered), Hasbro(Registered), Kodak(Registered), Magnavox(Registered), Mattel(Registered), Proctor-Silex(Registered), Rider(Registered), Rubbermaid(Registered),
Sunbeam(Registered), Timex(Registered) and Wrangler(Registered).

     Women's apparel is the only product line that accounts for more than 10% of our sales, generating approximately 13% of our fiscal 1998 net sales. We carry predominantly staple, non-fashion items of basic women's apparel, including outerwear, sportswear and intimates, with a particularly broad selection of merchandise in "plus" sizes for the larger woman. Similarly, our selection of men's apparel is predominantly staple, non-fashion items that women frequently purchase for the men in their families and that are most commonly sought by men within our target customer base. We believe that our focus on basic apparel limits our exposure to risks associated with changing fashion trends.

     Our hardlines merchandise also consists primarily of products that are most frequently purchased by women, such as health and beauty care products, toys, stationery, gift wrap and holiday decorations. We concentrate our hardware offerings on basic home repair and maintenance items, many of which are purchased by women. Although we sell a number of hardware items and automotive supplies that are more commonly purchased by men, our offerings of these products are more limited than those of other large discount retailers.

     Our home lines, which also consist primarily of products that are purchased by women, include a "Crafts & More(Registered)" department that features what we believe is the largest selection of crafts offered by any non-specialty retailer in the United States. The crafts department has become a destination shop for Ames' customers, and accounted for approximately 4% of our fiscal 1998 net sales.

     In certain of our markets, we are able to customize or "localize" our merchandising. In our stores located in college towns, we offer a larger assortment of the items most frequently desired by students for their dormitory rooms, as well as stationery supplies, jeans, sweatshirts, athletic apparel and similar products. In our stores located in resort or vacation communities, we feature broader selections of such seasonal items as beach and camping supplies, and we continue to stock those items throughout the duration of the related vacation season. This micromarketing strategy drives customer traffic at those stores and develops and improves the loyalty of their customer base.

     In addition to offering a merchandise selection that is specifically tailored to the needs and preferences of our target customers, we strive to make each customer's shopping experience pleasant and convenient. We offer an extensive layaway program that accounted for approximately 6% of our fiscal 1998 net sales. We have a fully-staffed customer service desk at a location away from the most heavily trafficked areas in the store to afford customers greater privacy. We also have implemented an "A+ Customer Service Program," which encourages our in-store personnel to enhance customer satisfaction with a well-defined four-step method: smile, greet the customer, meet the customer's needs and thank the customer for shopping at Ames. Since the introduction of this program in 1995, our customer comment scores have consistently improved.

MARKETING

     We use a "high/low" promotional pricing strategy to attract customers to our stores by periodically offering greater discounts on selected items or categories of merchandise while maintaining our regular discount prices on all other merchandise. In addition to increasing customer traffic, the "high/low" strategy provides us greater control over margins and inventory levels by allowing us to quickly adjust the number and mix of deeply discounted items and increase or decrease our average pricing discount. We are also able to tailor our selection of more heavily discounted products to customer demographics and purchasing patterns in individual store locations.

     Our main marketing theme, "Bargains by the Bagful(Registered)," is designed to emphasize our value pricing. We support the "Bargains by the Bagful(Registered)" theme through several promotional programs, including "Special Buy" and "55Gold(Registered) Savings" programs, as well as periodic "event" sales.

     o Our "Special Buy" program allows us to offer selected items of recognizable brand name and other quality merchandise to consumers at deep discounts, thereby providing the customer with readily recognizable values. "Special Buy" items are generally not actively advertised. Instead, we use special signage and fixtures to make "Special Buy" merchandise easily recognizable to customers, who are often drawn to our stores as a result of their desire to discover the latest "Special Buy" offerings. We are able to offer these deep discounts because of our ability to react quickly to buying opportunities for close-out and end-of-run products that are popular with our customers. Apparel comprises approximately 90% of the merchandise offered through our "Special Buy" program, although "Special Buy" items also are offered in the hardlines and home lines product categories. Sales of "Special Buy" merchandise accounted for approximately 4% of Ames' net sales in fiscal 1998.

     o Our "55Gold(Registered) Savings" program provides a 10% discount on all merchandise, including sale and "Special Buy" items, for consumers aged 55 and older who present a "55Gold(Registered) Savings" card when shopping on Tuesdays. Since its inception in late 1994, over two million people have joined the program and Tuesday has moved from being the lowest to the second highest selling day in the week. During fiscal 1998, the "55Gold(Registered) Savings" program generated sales of approximately $250.0 million compared to approximately $238.0 million in fiscal 1997 and the number of active cardholders increased to 1.4 million from
       1.2 million over the same period. We expect an additional 1.3 million cardholders by September 1999, as a result of the Hills and Caldor acquisitions as well as the increasing popularity of this program.

     o Our periodic "event" sales are heavily advertised, vendor-supported promotions of selected categories of merchandise as well as promotions that are intended to capitalize on seasonal shopping trends. Examples include our "Baby Sale," "Housewares Spectacular," "Truckload Sale," "Patio Plaza," "Shoe Sale" and "Underwear Fair." Our most successful special sale promotions include the "MarchMania Sale," the October "Home Sale" and the November "Ames Biggest Toy Sale," which is designed to attract Christmas shoppers. Because of the substantial increase in unit volume generated by these "event" sales, they are supported by many of our major vendors, either through gross margin allowances or cooperative advertising.

     We reinforce Ames' "Bargains by the Bagful(Registered)" theme through extensive use of weekly full-color newspaper circulars. We have found that our customers tend to compare merchandise offerings in different Sunday newspaper circulars. They effectively "shop on the kitchen table," deciding what they are going to buy and where they will buy it before they leave their homes. We distribute 53 newspaper circulars per year, with an average weekly circulation of 10.2 million households in 1998. Upon completion of our conversion of the Hills and Caldor stores, we expect our weekly circulars to reach approximately
17.0 million households by September 1999. We estimate that approximately 45% of our net sales in fiscal 1998 were generated by these circulars.

STORE LAYOUT AND DESIGN

     Ames' stores, which range from 38,000 to 70,000 square feet of selling space, are smaller and we believe more customer friendly than those of most competing "big box" retailers, particularly the national discount store chains. Their smaller size appeals to Ames' target customer base of working mothers and senior citizens, who prefer an easy-to-shop, convenient store environment. In 1994, we introduced a new store prototype. The prototype features an open floor plan and wide aisles that allow customers to see the entire store at a glance. Bright, attractive signage and "soft" corners highlight key departments and make finding the right department easy. The home lines department, our largest merchandise category, typically spans the back wall of the store, with promotional pallet and bin displays bordering the main aisle. Promotional items are placed throughout the store near similar merchandise.

     Set forth below is the prototype floor plan of our new and remodeled stores:

                                  [GRAPHIC]


     This prototype has generally increased our return on investment in our remodeled stores or, where the stores have been subject to increasing competition, significantly enhanced their competitiveness. Approximately 90 of our existing stores currently feature this design format and we are continuing to remodel our remaining stores to this pattern on an as-needed basis. All of the acquired Hills stores that we are converting to Ames stores, as well as the nine Caldor stores that we recently acquired, will incorporate this layout, and, by the end of fiscal 1999, approximately two-thirds of our total square footage of selling space will be in this format.

STORE LOCATIONS

     After having already closed two of the acquired Hills stores, we currently operate 453 stores located in the Northeast, Midwest and Mid-Atlantic regions. The Hills acquisition extended our presence into Illinois, Indiana, Kentucky, North Carolina and Tennessee, where we previously had no stores, and substantially strengthened our market penetration in several states in which we had existing operations, including New York, Ohio, Pennsylvania, Virginia and West Virginia.

     The following table sets forth the locations of our stores after giving prospective effect to our previously announced closing of seven Ames stores and an additional three Hills stores and our acquisition of nine Caldor stores:

                                                  NUMBER OF STORES
                                 --------------------------------------------------
                                 AMES         HILLS         CALDOR         COMBINED
                                 ----         -----         ------         --------
Pennsylvania                      54            45            --               99
New York                          70            21            --               91
Ohio                               7            46            --               53
Massachusetts                     33             1             2               36
Maryland                          23             1            --               24
Maine                             23            --            --               23
Connecticut                       15            --             7               22
New Hampshire                     19            --            --               19
West Virginia                      6            13            --               19
Virginia                           6             8            --               14
New Jersey                        12            --            --               12
Vermont                           12            --            --               12
Indiana                           --             9            --                9
Rhode Island                       8            --            --                8
Delaware                           4            --            --                4
Tennessee                         --             3            --                3
District of Columbia               1            --            --                1
Illinois                          --             1            --                1
Kentucky                          --             1            --                1
North Carolina                    --             1            --                1
                                 ----          ---            --             ----
     Total:                      293           150             9              452

     All but seven of our stores are leased. The store leases expire at various dates through 2023 with an average remaining lease term of approximately
26 years, inclusive of renewal options. The leases generally have one or more renewal options, each permitting an extension for at least five years. The leases typically provide for fixed annual rentals, payment of certain taxes, insurance and other charges and the payment of additional rentals based on a percentage of sales in excess of certain fixed amounts.

PURCHASING

     We buy merchandise from approximately 3,200 vendors, 93% of which are located in the United States. No single vendor accounted for more than 1.3% of our purchases in fiscal 1998 and there is no current or anticipated problem with respect to the availability of merchandise. Merchandise is purchased centrally for all stores by buyers who are based at Ames' headquarters.

     We work actively with our vendors to reduce costs and improve the efficiency of our supply chain. Nearly 1,600 vendors participate in our electronic ordering and invoicing program, which is designed to automate the inventory purchasing, delivery billing and payment process, reduce the number of out-of-stock items and reduce the cycle time of product deliveries.

DISTRIBUTION


     We operate distribution centers in Leesport, Pennsylvania, Mansfield, Massachusetts, and, as a result of the Hills acquisition, Columbus, Ohio, which aggregate approximately three million square feet. In addition, we recently acquired from Caldor Corporation a state-of-the-art 649,000 square foot distribution facility in Westfield, Massachusetts. We also are using, on a short term basis, warehouse space in Elmira, New York. Merchandise is shipped by vendors either directly to our stores or to our distribution centers, which then make deliveries to the stores using our own fleet of trucks.


     We have a 5:00 am delivery program to ensure that merchandise is delivered to our stores before business hours. This delivery policy, together with our investments in in-store automation, has increased the efficiency of our store stocking and delivery and reduced the number of our out-of-stock items. An improved in-stock position enables us to consistently provide customers with merchandise in our stores upon demand.

MANAGEMENT INFORMATION SYSTEMS

     In fiscal 1998, we invested approximately $35.0 million in state-of-the-art technology for hardware, software and communications equipment to automate our store operations. This investment included new point-of-sale devices, office equipment to automate the office functions at each store as well as equipment to improve the receipt and stocking of merchandise at the stores.

     Our point-of-sale systems have significantly reduced the amount of time customers spend on the checkout line, streamlined layaway and credit transactions, facilitated our targeted promotional activities and increased employee productivity. We are working on development of programs and tools to evaluate and use customer information derived from our "55Gold(Registered) Savings" program to enhance our ability to selectively market to these customer groups.

     Our new store office systems are being used to automate many manual, labor intensive processes including cash counting, time keeping, store opening and closing routines and other clerical tasks. In the receiving area, the new systems are being used to speed the receipt of merchandise and its movement to the sales floor. Additionally, these systems have significantly improved the process by which we send customer returns to a central return center in eastern Pennsylvania.

     Through these store automation systems we can capture valuable financial, merchandising, logistics and shrinkage information and transmit this information to our corporate headquarters on a daily basis, enabling us to more effectively operate our business. These systems are being included in all of the former Hills and Caldor stores that we are converting to Ames stores.

COMPETITION

     We operate in an extremely competitive environment. Many of our stores are located in smaller communities and, in some cases, are the largest non-food retail store in their market area. They compete, however, with many smaller stores offering a similar range of products. Although Ames is the largest regional discount retailer in the United States, we are still considerably smaller in terms of our total number of stores, sales and earnings than the three leading national chains: Wal-Mart, Kmart and Target Stores. Each of these chains, as well as other regional operators, currently operates stores within our regional market and competes with us for customers and potential store locations. We currently anticipate a further increase in competition from these national discount store chains. The following table illustrates the proximity between the Ames and Hills stores and stores that are operated by various of our major competitors.

                           COMPETING STORE LOCATIONS

                                                    DISTANCE FROM NEAREST AMES STORE
                                                    3 MILES      5 MILES      10 MILES
                                                    -------      -------      --------
Wal-Mart.......................................        73          214           349
Kmart..........................................        84          261           320
Bradlees.......................................        16           21            35
Value City.....................................         2           32            32
Target.........................................        12           23            37
Meijer.........................................        15           17            17

     Our merchandising focus is primarily directed to consumers who we believe are underserved by the major national chains. Although this approach combined with our smaller store size has enabled us to compete effectively with these chains and operate profitably in proximity to their stores, we remain vulnerable to the marketing power and high level of consumer recognition of the major national discount chains.

EMPLOYEES

     At March 31, 1999, we employed approximately 36,400 people (including approximately 14,800 former Hills employees). Approximately 32,000 of our employees work in various capacities within our stores, approximately 2,400 are employed in our distribution centers and the balance is based at our corporate and regional offices. With the exception of approximately 1,350 employees at our distribution centers in Leesport, Pennsylvania, and Mansfield, Massachusetts, who are covered by collective bargaining agreements that expire in December 1999 and December 2000, respectively, none of our employees is represented by a union.

                                   MANAGEMENT

     The following table sets forth information with respect to the executive officers and directors of Ames:


NAME                           AGE   POSITION
----                           ---   --------
Joseph R. Ettore.............  60    President and Chief Executive Officer
Denis T. Lemire..............  52    Executive Vice President and Chief Operating Officer
Rolando de Aguiar............  50    Executive Vice President and Chief Financial and Administrative
                                       Officer
James J. Aglio, Jr...........  47    Senior Vice President and General Merchandise Manager, Home Lines
Lisa Bachmann................  37    Senior Vice President, Allocation and Planning
Eugene E. Bankers............  59    Senior Vice President, Marketing
Richard L. Carter............  50    Senior Vice President, Human Resources
David S. Covitz..............  57    Senior Vice President and General Merchandise Manager, Hardlines
Paul C. Lanham...............  41    Senior Vice President, Chief Information Officer
David H. Lissy...............  55    Senior Vice President, General Counsel and Corporate Secretary
Alfred B. Petrillo, Jr.......  56    Senior Vice President, Store Planning
Grant C. Sanborn.............  47    Senior Vice President, Store Operations
Sanford H. Sansavera.........  50    Senior Vice President and General Merchandise Manager, Softlines
John Tempesta................  50    Senior Vice President, Logistics
James A. Varhol..............  43    Senior Vice President, Asset Protection
Paul M. Buxbaum..............  44    Director and Chairman of the Board
Francis X. Basile............  66    Director
Alan Cohen...................  62    Director
Richard M. Felner............  63    Director
Sidney S. Pearlman...........  67    Director
Laurie M. Shahon.............  47    Director


     Joseph R. Ettore has been President, Chief Executive Officer and a director of Ames since he joined our company in June 1994. Mr. Ettore has nearly
30 years of experience in the retailing industry. From July 1993 to June 1994, he was President, Chief Executive Officer and a director of Jamesway Corp., a regional discount store chain based in Secaucus, New Jersey, where he had previously served in various merchandise management positions from 1982 to 1989. He served as President, Chief Operating Officer and a director of Stuarts Department Stores Inc., a regional discount store chain based in Franklin, Massachusetts, from October 1989 until October 1992, when he was promoted to President, Chief Executive Officer and Chairman of the Board of that company. Mr. Ettore remained a director of Stuarts until May 1994.

     Denis T. Lemire joined Ames in August 1994 as Executive Vice President, Merchandising and was promoted to Executive Vice President and Chief Operating Officer in March 1999. Mr. Lemire has nearly 25 years of retailing experience. He served as President and Chief Operating Officer of Stuarts Department Stores Inc. from November 1993 to August 1994 and as Senior Vice President, Merchandising, of Stuarts from April 1990 to November 1993. From 1989 to 1990, Mr. Lemire was a General Merchandise Manager at American Eagle Outfitters, Inc., a subsidiary of Retail Ventures, Inc. From 1987 to 1989, he served as President of the Buying Network. Prior thereto, Mr. Lemire served for twelve years with Marshalls, formerly a division of Melville Corp., including as Vice President and General Merchandise Manager, Women's Apparel, from 1983 to 1987 and as Merchandising Manager from 1978 to 1983.

     Rolando de Aguiar joined Ames as Executive Vice President and Chief Financial Officer in April 1998 and was promoted to Executive Vice President and Chief Financial and Administrative Officer in March 1999. From March 1997 to March 1998, he was President of Aguiar Associates, a retailing consulting firm. From October 1994 to January 1997, he served as Executive Vice President and Chief Administrative Officer of Gruma S.A. de C.V., a leading packaged food producer in Mexico, and from September 1991 to August 1994, he held senior financial positions at Sears, Roebuck & Co., including Vice President and Controller--

Merchandise Group for Sears' U.S. operations and, prior thereto, Vice President, Planning and Development at Sears in Mexico. Mr. de Aguiar previously served for ten years at Occidental Petroleum Corporation in various management positions, including Manager of Mergers and Acquisitions, Chief Financial Officer of the Minerals Division and Director of Internal Audit for Occidental Petroleum's worldwide operations.

     James J. Aglio, Jr. became Senior Vice President, General Merchandise Manager, of Ames' Home Lines Division in June 1998. Since joining Ames in July 1974, he has served in various merchandising positions, including as a buyer, a Divisional Merchandise Manager, Assistant Vice President, and Vice President of the Home Lines Division.

     Lisa Bachmann joined Ames in August 1997 as Vice President, Allocation and Planning, and was named Senior Vice President, Allocation and Planning, in December 1998, when she also assumed responsibility for the Merchandising Information Office. From 1983 to 1997, she held several management positions with the Casual Corner Group, Inc., including Senior Merchandise Planner at Ups N' Downs, Director--Planning & Allocation at the Capezio Division, Vice President--Planning & Allocation, Casual Corner Division, and Vice President--Planning & Allocation for the Casual Corner and Petite Sophisticate Divisions.


     Eugene E. Bankers joined Ames as Senior Vice President, Marketing, in December 1993. Prior to joining Ames, he served for nearly 14 years in several capacities at ShopKo Stores, Inc., including Vice President, Communications and Investor Relations from 1991 to 1993, Vice President of Advertising, Public Relations and Sales Promotion from 1986 to 1990, Vice President Planning and Real Estate from 1984 to 1986 and Divisional Merchandise Manager from 1981 to 1984.


     Richard L. Carter joined Ames in February 1993 as Senior Vice President, Human Resources. From May 1978 to 1993 Mr. Carter held a variety of senior management positions with The May Department Stores Company, most recently as Senior Vice President, Human Resources for G. Fox Department Stores in Hartford, Connecticut. While with May, he also served as Senior Vice President, Human Resources, for Hahne's Department Stores in New Jersey and as Director of Executive Development at May's corporate headquarters in St. Louis, Missouri. Mr. Carter began his career in 1978 at O'Neil's Department Stores, where he served in a variety of Human Resources positions.

     David S. Covitz joined Ames in November 1989 as Divisional Merchandise Manager and subsequently was promoted to the position of Vice President, General Merchandise Manager. Mr. Covitz was named to his current position as Senior Vice President and General Merchandise Manager, Hardlines, in June 1998. Prior to joining Ames he held positions in the buying division at Filene's and as Vice President/Divisional Merchandise Manager at Gold Circle Stores.

     Paul C. Lanham joined Ames in October 1994 as Vice President, Planning and Allocation. He was named Senior Vice President, Management Information Systems, in March 1995, and assumed his current position as Senior Vice President and Chief Information Officer in March 1996. Prior to joining Ames Mr. Lanham held a variety of positions in the retailing industry, including Director of Inventory Management at Brookstone, Inc., Distribution Manager and Regional Merchandise Manager at Payless Shoesource, Inc., and Systems Analyst, Distributor and Store Manager at The Gap Inc.

     David H. Lissy joined Ames in June 1990 and was named Senior Vice President, General Counsel and Corporate Secretary in December 1992. Prior to joining Ames, Mr. Lissy served in senior positions in a number of other major corporations, including United Brands and Gulf & Western, and in the federal government, where from 1969 to 1977 he held positions including Special Assistant to the President, Special Assistant to the Secretary of State and Executive Secretary of the Department of Health Education and Welfare.
Mr. Lissy has also owned Samuel Lehrer & Co., Inc., a wholesaler of fine quality fabrics, since 1988.

     Alfred B. Petrillo, Jr. joined Ames in October 1995 as Senior Vice President, Store Planning. Prior to joining Ames, Mr. Petrillo was Senior Vice-President, Store Planning, Construction, Visual Merchandising, Planogramming, Maintenance and Energy at Jamesway. He joined Jamesway in 1969 as Director of Store Planning and Construction. He was promoted to Assistant Vice President, Store Planning and Construction in 1973 and served as Vice President, Store Planning, Construction, Maintenance and Energy from 1976 to 1995.
Mr. Petrillo began his career in 1962 as an architectural designer and draftsman at the firm of John Scacchetti, AIA.

     Grant C. Sanborn joined Ames in April 1971 as an assistant manager and was named Senior Vice President, Store Operations, in January 1995. Since joining Ames, Mr. Sanborn has held a wide variety of field store operations positions, including Store Manager at seven locations, District Manager in both northern Maine and Syracuse, New York, Assistant Regional Director and Regional Operations Director. In July 1991, Mr. Sanborn joined Ames' corporate headquarters as Director of Store Operations, with responsibility for remodelling, merchandise presentation and store planning, construction and facilities. In October 1993, he was promoted to Vice President, Store Operations. In January 1995 he became responsible for Ames' entire field organization.


     Sanford H. Sansavera joined Ames in May 1993 as Divisional Merchandise Manager--Jewelry and assumed additional responsibility for Accessories in August 1994. He was promoted to Senior Vice President, General Merchandise Manager--Softlines, in June 1998. Prior to joining Ames, Mr. Sansavera spent
21 years with The May Department Stores Company in a variety of positions, including General Manager--Merchandise, Branch Store Divisional Manager, Department Manager and Store Manager.

     John Tempesta joined Ames in February 1999 as Senior Vice President, Logistics, and is responsible for all aspects of Ames' logistics and distribution network. From 1994 to 1999, Mr. Tempesta was with Caldor Corporation, most recently as Senior Vice President, Distribution/Logistics. From 1988 to 1993, Mr. Tempesta was a Senior Vice President, Catalogue Operations, at Chadwick's of Boston, a division of TJX Companies, Inc. From 1983 to 1988, he was Senior Vice President, Operations, at Filene's Basement. He also has held management positions at Hit or Miss and Zayre Corporation.

     James A. Varhol joined Ames in August 1995 as Senior Vice President, Asset Protection, and is responsible for all aspects of corporate, store and distribution center loss prevention and safety initiatives. From 1977 to 1995, Mr. Varhol was employed at Jamesway Corp., where he served in various positions, including eight years as Vice President of Loss Prevention.


     Paul M. Buxbaum became a director of Ames in 1992 and Chairman of its Board of Directors in 1993. He has been President of Buxbaum Group & Associates, Inc., a nationwide retail consulting company since 1984, and since 1998 has been Chief Executive Officer and a director of Global Health Sciences, Inc., a developer, manufacturer and packager of vitamins, herbs, dietary supplements and protein powders. He is also a director of Lamonts Apparel, Inc. and was formerly a director of Herbalife International, Inc. and Richmond Gordon 1/2 Price Stores.


     Francis X. Basile has been a director of Ames since 1992. Prior to his retirement in January 1992, he served as Chairman and Chief Executive Officer of the CIT Group/Factoring, Inc. from 1986. He also served as a director and Chairman of the National Commercial Finance Association and a member of its Executive Committee.

     Alan Cohen has been a director of Ames since 1992. He has been Chairman of Alco Capital Group, Inc., a diversified financial service and investment company, since 1975, and Chief Executive Officer of Russ Toggs, Inc., since November 1993. He also serves as Chairman of the Board of Alco Cadillac-Pontiac Sales Corp., and formerly served as court-appointed trustee of Tower Financial Corporation and as Chief Executive Officer of Health-Tex, Inc.


     Richard M. Felner has been a director of Ames since 1994. Since 1991, he has been the head of Richard M. Felner Associates, a consulting firm specializing in retail and commercial real estate. From 1985 to 1991, he was Vice President of Real Estate and Corporate Development, and a director of Worths Stores Corporation, a subsidiary of Reitmans Ltd., Canada's largest women's apparel retailer.


     Sidney S. Pearlman has been a director of Ames since 1992. He has been retired since May 1991, after 40 years in the retailing industry, including service as President of three department store chains and as Senior Vice President/General Merchandise Manager of Younkers, Inc. from 1987 to March 1991.

     Laurie M. Shahon has been a director of Ames since 1995. Since January 1994, she has served as President of the Wilton Capital Group, which invests as a principal in later-stage venture capital companies and medium-sized management buyouts. From April 1988 to December 1993, she served as a Managing Director of "21" International Holdings, Inc., a privately-owned holding company. She is also a director of One Price Clothing Stores, Inc. and Homeland Holdings Corporation. Ms. Shahon has informed Ames that she will not stand for reelection at the 1999 annual meeting.

                            DESCRIPTION OF CAPITAL STOCK

GENERAL


     The current certificate of incorporation of Ames authorizes 40,000,000 shares of common stock, par value $.01 per share. As of April 26, 1999, the outstanding capital stock of Ames consisted of 24,037,149 shares of common stock held by approximately 6,430 stockholders of record. The following summaries of certain provisions of the common stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of Ames, which are incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part, and by applicable law. Ames is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL").


COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Ames, and the holders of common stock vote together as a single class on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends when, as and if declared from time to time by the Board of Directors out of the assets of Ames available for the payment of dividends to the extent permitted by law, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of Ames' certificate of incorporation. Ames does not, however, anticipate paying any cash dividends in the foreseeable future.

     Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. Holders of common stock also do not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. In the event of any liquidation, dissolution or winding up of Ames, whether voluntary or involuntary, after payment of the debts and other liabilities of Ames, and subject to the rights of holders of shares of preferred stock, holders of common stock are entitled to share pro rata in any distribution of remaining assets to the stockholders. All of the outstanding shares of common stock are, and the shares offered hereby will be, fully paid and nonassessable. See the information set forth elsewhere in this prospectus under the heading "Dividend Policy."

PREFERRED STOCK

     The Board of Directors is authorized, without further vote or action by the holders of common stock, to issue an aggregate of 3,000,000 shares of preferred stock, par value $.01 per share, in one or more series and to designate the voting powers (but no greater than one vote per share), preferences, designations, limitations and relative participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of each series, and the number of shares in each series, to the full extent permitted by law. The Board of Directors may also designate dividend rights and preferences in liquidation.

     No shares of preferred stock are outstanding and Ames has no plans to issue a new series of preferred stock. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of the holders of common stock until the Board of Directors determines the specific terms, rights and preferences of such a series of preferred stock. However, such effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock or impairing the liquidation rights of such shares without further action by holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Ames' securities or the removal of incumbent management, which could thereby depress the market price of Ames' common stock.

COMMON STOCK WARRANTS


     As of April 26, 1999, we had outstanding 100,000 warrants for the purchase of shares of common stock. Each warrant entitles the holder to purchase one share of common stock at any time prior to December 30, 2000. The exercise price is $5.92 per share. During fiscal 1998, 100,000 warrants were exercised.

     The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including, among other things, the payment of a stock dividend, a merger or consolidation and the issuance for consideration of rights, options or warrants (other than rights to purchase common stock issued to stockholders generally) to acquire our common stock. A holder of any of the warrants described above will not be entitled to any rights as a stockholder of Ames, including, without limitation, the right to vote with respect to the shares of our common stock, until such holder has exercised the warrants.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL provides the power to indemnify any director or officer acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with that action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally the only limitations on our ability to indemnify our director or officer is that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, that the director or officer has no reasonable cause to believe that his conduct was unlawful.

     Our bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such director or officer is or was serving as our director or officer at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless a court finally determines that the director or officer did not act in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, that the director or officer has no reasonable cause to believe that his conduct was unlawful. Our bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

     Our bylaws authorize us to take steps to ensure that all persons entitled to indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LIMITATION OF LIABILITY

     Our certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

          o for any breach of that person's duty of loyalty;

          o for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

          o for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

          o for any transaction resulting in receipt by that person of an improper personal benefit.

     We maintain directors and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director or officer where indemnification will be required or permitted under our certificate of incorporation or our bylaws.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Ames is a Delaware corporation subject to Section 203 of the DGCL
("Section 203"). Section 203 provides in general that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to
Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "Business Combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to Ames and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The ability of the Board of Directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for stockholder approval, may have the effect of discouraging, delaying or preventing a change of control. Newly created preferred stock may be used, among other things, to establish voting impediments to a change of control or to dilute the stock ownership of holders of common stock who are seeking to obtain control.

     Ames also has a stock purchase rights agreement, commonly known as a "poison pill." Under the terms of the rights agreement, one purchase right, with an initial exercise price of $14.00, is attached to each share of Ames' common stock outstanding as of, or issued subsequent to, November 30, 1994 but prior to the occurrence of certain events. The rights become exercisable in the event that a person or group either acquires 15% or more of Ames' outstanding voting stock or announces an intention to acquire 20% or more of such stock. Once exercisable, each right will, depending on the circumstances, entitle a holder, other than the potential acquiror, to purchase shares of either Ames or an acquiring company having a market value equal to twice the exercise price. The rights agreement was adopted to assure that all of Ames' stockholders receive full value for their investment in the event of stock accumulation by a potential acquiror. Unless previously redeemed by Ames, the rights will expire on November 29, 2004.

     These anti-takeover measures are among the special risks identified under the heading "Risk Factors" elsewhere in this prospectus.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                       U.S. TAX CONSIDERATIONS APPLICABLE
                    TO NON-U.S. HOLDERS OF THE COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock applicable to Non-U.S. Holders who acquire and own shares of common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). A "Non-U.S. Holder" is any person other than
(i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States under the laws of the United States or of any state, (iii) an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     The discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that, in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle," "hedge," or "conversion transaction"). The following discussion is based on provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

     THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

NON-U.S. HOLDERS

     For purposes of the following discussion, dividends and gain on the sale, exchange or other disposition of common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

     Dividends

     In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable tax treaty. The tax treaty between the United States and Canada reduces the rate of withholding to 15% in the case of dividends paid to some Canadian residents. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax on a net basis at regular income tax rates, and are not generally subject to the 30% withholding tax if the Non-U.S. Holder provides a Form 4224 or successor form to the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under a tax treaty (generally a 5% rate under the tax treaty between the United States and Canada). Dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under U.S. Treasury Regulations generally effective January 1, 2000 (the "Final Regulations"), a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate will be required to satisfy certain certification and other requirements, which will include the requirement that the Non-U.S. Holder file a Form W-8 containing the holder's name and address and may require the Non-U.S. Holder to provide certain documentary evidence issued by foreign governmental authorities as proof of residence in the foreign country.

     A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the IRS.

     Sale, Exchange, Redemption or Other Disposition

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption or other disposition of common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income,
(ii) subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition, and certain other conditions are present, (iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States) or (iv) Ames is or has been a "United States real property holding corporation" (a "USRPHC") for federal income tax purposes and such Non-U.S. Holder has held, directly or constructively, more than 5% of the outstanding common stock within the five-year period ending on the date of the sale or exchange. No assurance can be given that Ames is not, or will not be, a United States real property holding corporation when a Non-U.S. Holder sells its shares of common stock.

     Federal Estate Tax

     Common stock owned or treated as owned by an individual Non-U.S. Holder who is not a citizen or resident of the United States for U.S. federal estate tax purposes will be included in such individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty otherwise provides.

     Information Reporting and Backup Withholding

     Ames must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (absent actual knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless a Form W-8 is provided and certain other requirements are met.

     The payment of proceeds from the disposition of common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person" will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is a foreign person with one or more enumerated relationships with the United States.

     In the case of the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through the foreign office of a broker that is a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

     Any amounts withheld under the backup withholding rules from a payment of a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability provided the requisite procedures are followed.

                                  UNDERWRITING


     Under their underwriting agreement with us, each of the underwriters named below, for whom Lehman Brothers Inc., NationsBanc Montgomery Securities LLC, Bear, Stearns & Co. Inc., Johnson Rice & Company L.L.C. and Tucker Anthony Cleary Gull are acting as representatives, has agreed severally to purchase from us the number of shares of common stock shown opposite its name below:



                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                 ------------
Lehman Brothers Inc.......................................
NationsBanc Montgomery Securities LLC.....................
Bear, Stearns & Co. Inc...................................
Johnson Rice & Company L.L.C..............................
Tucker Anthony Cleary Gull................................

                                                              ----------
  Total...................................................     4,000,000
                                                              ----------
                                                              ----------


     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock that they have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that, at the date of closing, our representations and warranties to the underwriters will be true, that there will have been no material change in the financial markets and that we deliver to the underwriters customary closing documents. A copy of the underwriting agreement has been filed with the Commission as an exhibit to the registration statement of which this prospectus constitutes a part.

     The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public initially at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at that price less a selling concession not in
excess of $      per share. The underwriters may allow, and the dealers may
re-allow, a concession not in excess of $     per share to brokers and
dealers. After the offering, the underwriters may change the offering price and other selling terms.


     We have granted to the underwriters an option to purchase up to an aggregate of 600,000 additional shares of common stock, solely for the purpose of covering over-allotments, if any, in the sale of the 4,000,000 shares that we are offering. The option price for the additional shares is the same as the price to be paid by the underwriters for the shares we are offering. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase, and we will be obligated to issue and sell, a number of additional shares of common stock that is proportionate to that underwriter's initial commitment as indicated in the preceding table.


     We have agreed that, without the prior consent of Lehman Brothers, we will not, except for limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for shares of common stock for a period of 90 days from the date of this prospectus. Except for limited exceptions, all of our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of the period ending 90 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

     Until the distribution of the common stock is completed, rules of the Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives, acting on behalf of the underwriters, are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

     In addition, the underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. This is referred to as over-allotting. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

     The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     Any offers and sales in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the offer or sale is made.

     The representatives have informed us that they do not intend to confirm the sales of common stock to accounts over which they exercise discretionary authority that exceed 5% of the total number of shares we are offering.


     In April 1999, Lehman Brothers and NationsBanc Montgomery Securities acted as initial purchasers in connection with the private placement with institutional buyers of $200.0 million principal amount of Ames' 10% Senior Notes due 2006. Bank of America NT&SA, an affiliate of NationsBanc Montgomery Securities LLC, acts as the administrative agent and a lender under Ames' revolving credit agreement. Bank of America NT&SA received a portion of the net proceeds from the senior notes offering and may receive a portion of the net proceeds of this offering in repayment of indebtedness outstanding under that credit agreement. Bear, Stearns & Co. Inc. acted as financial advisor to Ames and dealer manager in connection with the Hills acquisition and related tender offers. In the past, one or more of the underwriters has, and in the future one or more of them may, provide investment banking, financial advisory and other services to Ames and certain of its subsidiaries and affiliates for which they have received or will receive customary fees.


                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by David H. Lissy, Esq., our General Counsel, and by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. From time to time Milbank also renders legal services to Ames.

                                    EXPERTS

     The consolidated balance sheets of Ames Department Stores, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the fifty-two weeks ended January 30, 1999, the fifty-three weeks ended January 31, 1998 and the fifty-two weeks ended Janaury 25, 1997 have been included in and incorporated by reference into this prospectus and the registration statement in reliance on the report of Arthur Andersen LLP, independent public accountants, given on their authority as experts in accounting and auditing.

     The consolidated balance sheets of Hills Stores Company and subsidiaries as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended January 31, 1998, February 1, 1997 and February 3, 1996 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors as stated in their report appearing herein and have been so included in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any of those reports, proxy statements or other documents at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on its public reference facilities. These filings are also available to the public from commercial document retrieval services and at the Commission's Web site at "http://www.sec.gov."

     Our common stock is quoted on The NASDAQ National Market System. Reports, proxy statements and other information concerning Ames can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, we maintain a Web site at "http://www.amesstores.com" that contains additional information, including news releases, about our business and operations.

     You may also request a copy of any of our filings with the Commission, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

                         Ames Department Stores, Inc.
                         2418 Main Street
                         Rocky Hill, CT 06067
                         (860) 257-2000
                         Attention: Investor Relations

     The Commission allows us to "incorporate by reference" in this prospectus reports that we file with them, which means that we can disclose important information to you by referring you to those reports. Accordingly, we are incorporating by reference in this prospectus our Annual Report on Form 10-K for the fiscal year ended January 30, 1999 and any future filings made by us with the Commission under the applicable sections of the Securities Exchange Act of 1934. Any information that we file later with the Commission will automatically update and supercede this information.

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act, with respect to the common stock that we are offering in this prospectus. This prospectus does not contain all the information that is contained in the registration statement, some of which we are allowed to omit in accordance with the rules and regulations of the Commission. We refer to the registration statement and to the exhibits filed with the registration statement for further information with respect to Ames. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

                         INDEX TO FINANCIAL STATEMENTS

                          AUDITED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
AMES DEPARTMENT STORES, INC.
Report of Independent Public Accountants...................................................................    F-2
Consolidated Statements of Operations for the fiscal years ended January 30, 1999,
  January 31, 1998 and January 25, 1997....................................................................    F-3
Consolidated Balance Sheets as of January 30, 1999 and January 31, 1998....................................    F-4
Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended
  January 30, 1999, January 31, 1998 and January 25, 1997..................................................    F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 30, 1999,
  January 31, 1998 and January 25, 1997....................................................................    F-6
Notes to Consolidated Financial Statements.................................................................    F-7

SCHEDULE:
  II. Valuation and Qualifying Accounts for the fiscal years ended January 30, 1999, January 31, 1998 and
     January 25, 1997......................................................................................   F-28

HILLS STORES COMPANY
Independent Auditors' Report...............................................................................   F-29
Consolidated Balance Sheets as of January 31, 1998 and February 1, 1997....................................   F-30
Consolidated Statements of Operations for the fiscal years ended January 31, 1998,
  February 1, 1997 and February 3, 1996....................................................................   F-31
Consolidated Statements of Cash Flows for the fiscal years ended January 31, 1998,
  February 1, 1997 and February 3, 1996....................................................................   F-32
Consolidated Statements of Common Shareholders' Equity for the fiscal years ended
  January 31, 1998, February 1, 1997 and February 3, 1996..................................................   F-33
Notes to Consolidated Financial Statements.................................................................   F-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Ames Department Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Ames Department Stores, Inc. (a Delaware corporation) and subsidiaries as of January 30, 1999 and January 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fifty-two weeks ended January 30, 1999, and the fifty-three weeks ended January 31, 1998 and the fifty-two weeks ended January 25, 1997. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ames Department Stores, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for the fifty-two weeks ended January 30, 1999, and the fifty-three weeks ended January 31, 1998 and the fifty-two weeks ended January 25, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                             ARTHUR ANDERSEN LLP


New York, New York
March 15, 1999

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            52 WEEKS       53 WEEKS       52 WEEKS
                                                                              ENDED          ENDED          ENDED
                                                                           JANUARY 30,    JANUARY 31,    JANUARY 25,
                                                                              1999           1998           1997
                                                                           -----------    -----------    -----------
Ames net sales..........................................................   $ 2,395,092    $ 2,233,118    $ 2,161,680
Hills net sales.........................................................       112,126             --             --
                                                                           -----------    -----------    -----------
Total net sales.........................................................     2,507,218      2,233,118      2,161,680
Costs, expenses and (income):
  Ames cost of merchandise sold.........................................     1,719,907      1,603,636      1,565,653
  Hills cost of merchandise sold........................................        66,324             --             --
  Ames selling, general and administrative expenses.....................       608,653        581,659        564,432
  Hills operating expenses and agency fees..............................        51,940             --             --
  Leased department and other income....................................       (30,164)       (25,069)       (25,811)
  Depreciation and amortization expense, net............................        14,478          6,659          4,701
  Interest and debt expense, net........................................        15,253         11,600         19,043
  Store closing charge..................................................         8,222          1,000          6,858
                                                                           -----------    -----------    -----------
Income before income taxes and extraordinary item.......................        52,605         53,633         26,804
Income tax provision....................................................       (18,775)       (19,087)        (8,149)
                                                                           -----------    -----------    -----------
Income before extraordinary item........................................        33,830         34,546         18,655
Extraordinary item--loss on early extinguishment of debt (net of tax
  benefit of $571)......................................................            --             --         (1,354)
                                                                           -----------    -----------    -----------
Net income..............................................................   $    33,830    $    34,546    $    17,301
                                                                           -----------    -----------    -----------
                                                                           -----------    -----------    -----------
Basic net income per common share:
  Income before extraordinary item......................................   $      1.47    $      1.59    $      0.91
  Extraordinary item....................................................            --             --          (0.06)
                                                                           -----------    -----------    -----------
  Net income............................................................   $      1.47    $      1.59    $      0.85
                                                                           -----------    -----------    -----------
                                                                           -----------    -----------    -----------
  Weighted average common shares........................................        23,010         21,723         20,467
                                                                           -----------    -----------    -----------
                                                                           -----------    -----------    -----------
Diluted net income per common share:
  Income before extraordinary item......................................   $      1.40    $      1.46    $      0.85
  Extraordinary item....................................................            --             --          (0.06)
                                                                           -----------    -----------    -----------
                                                                           -----------    -----------    -----------
  Net income............................................................   $      1.40    $      1.46    $      0.79
                                                                           -----------    -----------    -----------
                                                                           -----------    -----------    -----------
Weighted average common and common equivalent shares....................        24,216         23,649         21,812
                                                                           -----------    -----------    -----------
                                                                           -----------    -----------    -----------

  (The accompanying notes are an integral part of these consolidated financial statements.)

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                          JANUARY 30,   JANUARY 31,
                                                                                             1999          1998
                                                                                          -----------   -----------
                                               ASSETS
Current Assets:
  Cash and short-term investments.......................................................  $    35,744    $  57,828
  Receivables:
     Trade..............................................................................       13,315        8,977
     Other..............................................................................       16,929        9,945
                                                                                          -----------    ---------
          Total receivables.............................................................       30,244       18,922
  Merchandise inventories...............................................................      621,509      423,836
  Prepaid expenses and other current assets.............................................       16,075       12,060
                                                                                          -----------    ---------
          Total current assets..........................................................      703,572      512,646
                                                                                          -----------    ---------
Fixed Assets:
  Land and buildings....................................................................       22,319        3,694
  Property under capital leases.........................................................      159,654        7,115
  Fixtures and equipment................................................................      179,766       83,335
  Leasehold improvements................................................................       76,095       34,646
                                                                                          -----------    ---------
                                                                                              437,834      128,790
  Less--Accumulated depreciation and amortization.......................................      (66,205)     (45,457)
                                                                                          -----------    ---------
          Net fixed assets..............................................................      371,629       83,333
                                                                                          -----------    ---------
Other assets and deferred charges.......................................................       16,447        6,657
Deferred taxes, net.....................................................................      102,406        7,406
Beneficial lease rights, net............................................................       58,885           --
Goodwill, net...........................................................................      230,454           --
                                                                                          -----------    ---------
                                                                                          $ 1,483,393    $ 610,042
                                                                                          -----------    ---------
                                                                                          -----------    ---------
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable:
     Trade..............................................................................  $   313,280    $ 180,971
     Other..............................................................................       83,485       42,185
                                                                                          -----------    ---------
          Total accounts payable........................................................      396,765      223,156
                                                                                          -----------    ---------
  Current portion of long-term debt.....................................................           --        2,000
  Current portion of capital lease and financing obligations............................       17,799        2,177
  Self-insurance reserves...............................................................       29,115       16,059
  Accrued compensation..................................................................       48,408       31,789
  Accrued expenses......................................................................      163,419       41,648
  Store closing reserves................................................................       59,768       12,050
                                                                                          -----------    ---------
          Total current liabilities.....................................................      715,274      328,879
                                                                                          -----------    ---------
Long-term debt..........................................................................       95,810        9,340
Capital lease and financing obligations.................................................      191,904       26,393
Other long-term liabilities.............................................................      132,376       41,874
Excess of revalued net assets over equity under fresh-start reporting...................       24,021       30,174
Commitments and contingencies
Stockholders' Equity:
  Preferred stock (3,000,000 shares authorized; no shares issued or outstanding at
     January 30, 1999 and January 31, 1998, respectively; par value per share $.01).....           --           --
  Common stock (40,000,000 shares authorized; 23,921,545 and 22,506,108 shares outstanding at January 30, 1999 and January 31, 1998, respectively; par value per
     share $.01)........................................................................          239          225
  Additional paid-in capital............................................................      236,667      118,971
  Retained earnings.....................................................................       88,016       54,186
  Treasury stock (79,495 shares, at cost)...............................................         (914)          --
                                                                                          -----------    ---------
          Total stockholders' equity....................................................      324,008      173,382
                                                                                          -----------    ---------
                                                                                          $ 1,483,393    $ 610,042
                                                                                          -----------    ---------
                                                                                          -----------    ---------

  (The accompanying notes are an integral part of these consolidated financial statements.)

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                     PREFERRED STOCK    COMMON STOCK     ADDITIONAL              TREASURY STOCK
                                     ---------------   ---------------    PAID-IN     RETAINED   ---------------    TOTAL
                                     SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     EARNINGS   SHARES   AMOUNT    EQUITY
                                     ------   ------   ------   ------   ----------   --------   ------   ------   --------
Balance, January 27, 1996..........      --    $ --    20,472    $205     $ 80,759    $  2,339            $  --    $ 83,303
Exercise of stock options..........                         2      --            4                                        4
Utilization of tax attributes......                                          7,578                                    7,578
Net income.........................                                                     17,301                       17,301
                                     ------    ----    ------    ----     --------    --------    ----    ------   --------
Balance, January 25, 1997..........      --    $ --    20,474    $205     $ 88,341    $ 19,640      --    $  --    $108,186
Exercise of stock options, net.....                       772       7        3,074                                    3,081
Exercise of warrants...............                     1,260      13        1,386                                    1,399
Utilization of tax attributes......                                         26,170                                   26,170
Net income.........................                                                     34,546                       34,546
                                     ------    ----    ------    ----     --------    --------    ----    ------   --------
Balance, January 31, 1998..........      --    $ --    22,506    $225     $118,971    $ 54,186      --    $  --    $173,382
Exercise of warrants...............                       824       8        1,387                                    1,395
Exercise of stock options, net.....                       331       3        1,106                                    1,109
Issuance of common stock pursuant
  to executive employment
  agreement........................                        70       1        1,640                                    1,641
Issuance of restricted common
  stock, net.......................                       190       2                                                     2
Vesting of restricted common
  stock............................                                            788                                      788
Utilization of tax attributes......                                        112,775                                  112,775
Acquisition of treasury shares.....                                                                (79)    (914)       (914)
Net income.........................                                                     33,830                       33,830
                                     ------    ----    ------    ----     --------    --------    ----    ------   --------
Balance, January 30, 1999..........      --    $ --    23,921    $239     $236,667    $ 88,016     (79)   $(914)   $324,008
                                     ------    ----    ------    ----     --------    --------    ----    ------   --------
                                     ------    ----    ------    ----     --------    --------    ----    ------   --------

  (The accompanying notes are an integral part of these consolidated financial statements.)

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                52 WEEKS ENDED       53 WEEKS ENDED      52 WEEKS ENDED
                                                               JANUARY 30, 1999     JANUARY 31, 1998    JANUARY 25, 1997
                                                               -----------------    ----------------    ----------------
Cash flows from operating activities:
  Net income................................................       $  33,830            $ 34,546            $ 17,301
  Expenses not requiring the outlay of cash:
     Extraordinary loss on early extinguishment of debt.....              --                  --               1,354
     Income tax provision...................................          18,275              18,764               8,149
     Depreciation and amortization of fixed and other
       assets...............................................          15,487               6,884               5,201
     Amortization of debt discounts and deferred financing
       costs................................................           2,787                 861               3,037
     Gain on disposition of properties......................              --                  --                (395)
     Other, net.............................................          (3,514)              1,834               1,141
                                                                   ---------            --------            --------
Cash provided by operations before changes in working
  capital and store closing activities......................          66,865              62,889              35,788
Changes in working capital:
  (Increase) decrease in receivables........................          (6,787)                149              (4,593)
  (Increase) decrease in merchandise inventories............          12,259             (32,760)              7,857
  (Increase) decrease in prepaid expenses and other current
     assets.................................................          (2,962)                109                 624
  Increase in accounts payable..............................          12,233              34,239              32,599
  Increase in accrued expenses and other current
     liabilities............................................          24,302               5,033               6,516
Changes due to store closing activities:
  Payments of store closing costs...........................          (2,547)            (13,907)             (7,621)
  Store closing charge......................................           8,222               1,000               6,858
                                                                   ---------            --------            --------
Net cash provided by operating activities...................         111,585              56,752              78,028
                                                                   ---------            --------            --------
Cash flows from investing activities:
  Acquisition costs, net of cash acquired...................        (103,857)                 --                  --
  Proceeds from the disposition of properties...............              --               1,900                 690
  Purchases of fixed assets.................................         (51,602)            (32,875)            (19,805)
  Purchases of leases.......................................              --              (2,801)             (3,211)
                                                                   ---------            --------            --------
Net cash used for investing activities......................        (155,459)            (33,776)            (22,326)
                                                                   ---------            --------            --------
Cash flows from financing activities:
  Borrowings (payments) under the revolving credit
     facilities, net........................................          44,935                  --              (4,284)
  Proceeds from option exercises............................           4,933               4,480                   4
  Payments on debt and capital lease obligations............         (16,262)            (15,747)            (17,388)
  Purchase of treasury stock................................            (914)                 --                  --
  Deferred financing costs..................................         (10,902)                 --              (2,100)
                                                                   ---------            --------            --------
Net cash provided by (used for) financing activities........          21,790             (11,267)            (23,768)
                                                                   ---------            --------            --------
Increase (decrease) in cash and short-term investments......         (22,084)             11,709              31,934
Cash and short-term investments, beginning of period........          57,828              46,119              14,185
                                                                   ---------            --------            --------
Cash and short-term investments, end of period..............       $  35,744            $ 57,828            $ 46,119
                                                                   ---------            --------            --------
                                                                   ---------            --------            --------

  (The accompanying notes are an integral part of these consolidated financial statements.)

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   (a) Nature of operations:

     Ames Department Stores, Inc. (a Delaware corporation) and its subsidiaries (collectively, "Ames" or the "Company") are retail merchandisers. As of March 1, 1999, Ames operated 453 discount department stores in 19 states in the Northeast, Midwest and Mid-Atlantic regions, as well as the District of Columbia. The stores are located in rural communities, small cities and the suburbs of larger metropolitan areas.

     In 1999, the Company will remodel and convert substantially all of the acquired Hills stores to Ames stores. The remodeling and conversion process is being conducted in three stages, each stage involving approximately one-third of the Hills stores. The first stage is scheduled to be completed in late April 1999; the second and third stages are scheduled to be completed in July 1999 and September 1999, respectively.

   (b) Basis of presentation:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior year items have been reclassified to conform to the current year presentation.

   (c) Change in fiscal year:

     The Company changed its fiscal year from the last Saturday in January to the Saturday nearest January 31, effective with the fiscal year ended January 30, 1999. This change was made so that the Company's fiscal year would coincide with the fiscal year of most other publicly-held retailers. There was no impact on the current year period as a result of this change. The fiscal year ended January 30, 1999 ("Fiscal 1998" or "1998") included 52 weeks. The fiscal year ended January 31, 1998 ("Fiscal 1997" or "1997") included 53 weeks. The fiscal year ended January 25, 1997 ("Fiscal 1996" or "1996") included 52 weeks.

   (d) Principles of consolidation:

     The consolidated financial statements include the accounts of Ames and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

   (e) Cash and short-term investments:

     Ames considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and short-term investments.

   (f) Inventory valuation:

     Inventories are valued at the lower of cost, using the first-in, first-out
(FIFO) method, or market and include the capitalization of transportation and distribution center costs.

   (g) Fixed assets:

     Land and buildings, fixtures and equipment, and leasehold improvements are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

   (h) Intangible assets:

     Beneficial lease rights represent the excess of fair market value over contract value of certain of the leases acquired in the Hills Acquisition (as defined in Note 2 below). Goodwill represents the excess of cost over the fair value of net tangible assets acquired at the date of the Hills Acquisition. See
Note 2 for further explanation.

   (i) Depreciation and amortization:

     Land and buildings and fixtures and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Property under capital leases and leasehold improvements are depreciated over the shorter of their estimated useful lives or their related lease terms.

     Beneficial lease rights are being amortized over the terms of the related leases (which average approximately 25 years). Goodwill is being amortized over a 25-year period.

     The excess of revalued net assets over equity under fresh-start reporting is being amortized over a 10-year period. The amount recorded as a credit to depreciation and amortization was $6.2 million in each of Fiscal 1998, Fiscal 1997 and Fiscal 1996.

     The unfavorable lease liability is being amortized on a straight-line basis over the applicable lease terms.

     Depreciation and amortization includes adjustments recorded pursuant to the application of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company did not record an impairment loss during Fiscal 1998. During Fiscal 1997 and Fiscal 1996, the Company recorded impairment losses of $1.2 million and $2.2 million, respectively.

   (j) Deferred charges:

     Pursuant to SOP 98-5, "Reporting on the Costs of Start-Up Activities," expenses related to new store openings are expensed when incurred. See
Note 18--Recently Issued Accounting Standards.

     Debt transaction costs and related issue expenses are deferred and amortized over the term of the associated debt. Lease acquisition and related costs are deferred and amortized over the term of the lease.

   (k) Income taxes:

     Ames files a consolidated federal income tax return. In December 1992, Ames adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") under fresh-start reporting. Under this method, any deferred income taxes recorded are provided for at currently effective statutory rates on the differences in the basis of assets and liabilities for tax and financial reporting purposes. If recorded, deferred income taxes are classified in the balance sheet as current or non-current based upon the expected future period in which such deferred income taxes are anticipated to reverse.

   (l) Self-insurance reserves:

     The Company is self-insured for workers' compensation, general liability, property and casualty, and accident and health insurance claims, subject to certain limitations. The Company has insurance coverage for losses that may occur above certain levels. The Company determines its liability for claims based on the circumstances of each individual claim and estimates its liability for claims incurred but not yet reported based on historical experience. As of January 30, 1999 and January 31, 1998, Ames had established self-insurance reserves of $66.3 million and $31.7 million, respectively. The long-term portion of these reserves is classified as part of other long-term liabilities in the Consolidated Balance Sheets. These reserves are subject to changes in estimates as claims are settled or continue to remain outstanding.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

   (m) Leased department and other income:

     Ames has an agreement with an independent contractor that allows the independent contractor to operate shoe departments within the Ames stores. Ames receives a percentage of the sales under the agreement.

   (n) Earnings per common share:

     In February 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS
No. 128"). Under SFAS No. 128, the presentation of Primary and Fully Diluted Earnings per Share was replaced by Basic and Diluted Earnings per Share. The Company adopted the provisions of SFAS No. 128 effective January 31, 1998, and has restated all periods presented.

     Net income per common share for each of Fiscal 1998, 1997 and 1996 was determined by using the weighted average number of common and common equivalent shares outstanding during that fiscal year. Common equivalent shares represented the assumed exercise of the Company's outstanding Series B and Series C Warrants and stock options.

   (o) Stock-based compensation:

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB Opinion No. 25") and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the options.

2. ACQUISITION AND AGENCY AGREEMENT:

   Acquisition of Hills Stores Company

     On December 31, 1998, HSC Acquisition Corp. ("HSC"), a wholly owned subsidiary of the Company, acquired 81.3% of the outstanding common stock and 74.4% of the outstanding convertible preferred stock of Hills Stores Company ("Hills") pursuant to a tender offer made in implementation of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 12, 1998, by and among the Company, HSC and Hills. At the closing of that acquisition (the "Hills Acquisition"), a total of $114.5 million was disbursed as follows:

     o $12.7 million to Hills common shareholders for 81.3% of the shares outstanding

     o $1.0 million to holders of Hills Series A convertible preferred stock for 74.4% of the shares outstanding

     o $100.8 million to holders of Hills 12 1/2% senior notes for 73.9% of the notes outstanding

     The amount paid to the holders of the Hills senior notes represented a discount of approximately 30% from the face value of the acquired notes.

     Holders of the Hills shares and senior notes who tendered their securities for purchase also received a deferred contingent right to receive a further cash payment out of, and based upon, Hills ultimate net recovery, if any, in a lawsuit brought by Hills in September 1995 against certain of its former directors. The outcome of this lawsuit, whether favorable or unfavorable, would result in a corresponding adjustment to goodwill recorded in connection with the Hills Acquisition.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

2. ACQUISITION AND AGENCY AGREEMENT:--(CONTINUED)

     Subsequent to the acquisition date, Hills was merged with HSC. Upon the effectiveness of that merger, the Company paid $3.3 million to retire the remaining common and preferred shares of Hills. The Company also incurred professional fees, accounting, legal and other costs of approximately
$12.2 million in connection with the acquisition. These costs have been accounted for as part of the purchase price. The Hills Acquisition was funded by cash provided by operations and borrowings under the Company's 1998 Credit Agreement. (See Note 6.)

     The acquisition has been recorded under the purchase method of accounting and, accordingly, the results of operations of Hills for the period from December 31, 1998 through January 30, 1999 are included in the accompanying consolidated financial statements. The aggregate purchase price of $130 million has been allocated to assets acquired and liabilities assumed based on a preliminary determination of respective fair market values at the date of acquisition and is subject to adjustment. The fair value of tangible assets acquired and liabilities assumed was $477 million and $637 million, respectively. The balance of the purchase price, $290 million, was recorded as two components: an excess of cost over net assets acquired (goodwill) of $231 million, which is being amortized over 25 years on a straight-line basis, and beneficial lease rights of $59 million, which is being amortized over the life of the respective leases (which average approximately 25 years).

     In connection with the acquisition, management determined that certain previously capitalized technology costs, intangible assets, property and equipment and other assets of Hills had no future use to the Company. As a result, these assets have been effectively written-off in connection with the acquisition, and have been reflected at "zero value" (or adjusted estimated fair value where appropriate) in the above summary of fair value of assets assumed. In addition, due to the agency agreement discussed below, certain fair value adjustments were recorded to inventory and related accounts.

     At the time of the acquisition, Hills operated 155 discount department stores. In 1999, the Company will remodel and convert 150 of the Hills stores to Ames stores. The five remaining Hills stores will be closed because they are in locations that are either competitive with other Ames stores or are underperforming. The remodeling and conversion process will be conducted in three stages, each stage involving approximately one third of the Hills stores. The first stage is scheduled to be completed in late April 1999; the second and third stages are scheduled to be completed in July 1999, and September 1999, respectively.

   Agency Agreement Overview

     Concurrent with the Hills Acquisition, the Company entered into a transition and agency agreement (the "Agency Agreement") with Gordon Brothers Retail Partners, LLC and The Nassi Group, LLC (collectively the "Agent"), which provides that the Agent serve for a period of time to operate all of the acquired Hills stores and to conduct inventory liquidation sales at each of those stores prior to its scheduled remodeling or final closure. Accordingly, the Agent is managing the sale of the inventory acquired in the Hills Acquisition as well as certain other inventory identified in the Agency Agreement (collectively the "Merchandise").

     The Agency Agreement is based upon the Company providing Hills merchandise having a minimum initial retail value or selling price of $625.0 million for the Agent to manage, including both store merchandise and distribution center merchandise, on-hand at the time of the acquisition, as well as committed on-order merchandise. The Agency Agreement entitles the Company to receive out of the sale proceeds a minimum amount (the "Guaranteed Amount") equal to 40% of the initial retail value or initial ticketed selling price of the merchandise (the "Guaranteed Return"). An additional payment may be made to the Company if proceeds of sale exceed a target percentage of the initial retail value. The Agency Agreement further entitles the Company to reimbursement of certain store operating expenses (e.g., payroll, rent, advertising, etc.) out of the sale proceeds during the agency period.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

2. ACQUISITION AND AGENCY AGREEMENT:--(CONTINUED)

     The Agent will be paid a fee (the "Agency Fee") for its services pursuant to the Agency Agreement. The Agency Fee will be an amount equal to the proceeds from the sales of Hills merchandise less a deduction for the reimbursement of store operating expenses and the Guaranteed Return.

     As a result of the above terms and provisions, the Company valued the acquired Hills inventory at an amount equal to the Guaranteed Return, which resulted in an opening balance sheet adjustment to reduce inventory by approximately $131.0 million. In addition, the Company has recorded a purchase commitment valuation liability of approximately $37.5 million with respect to the prior purchase commitments of Hills for merchandise ordered prior to the Hills Acquisition which the Company is legally required to honor. The recording of this valuation liability will result in an inventory valuation for these committed purchases that approximates 40% of initial retail value.

  Agency Agreement Accounting

     As discussed earlier, the results of operations of Hills since the date of the Hills Acquisition have been included in the accompanying consolidated financial statements. For the month of January 1999, and for the duration of the Agency Agreement, the following accounting treatment has been, and will be, applied to recognize the results of the Hills stores prior to their conversion to Ames stores during Fiscal 1999. Hills net sales will be recorded as "Hills Net Sales" and represent net sales achieved by the Hills stores prior to their conversion to Ames stores. "Hills Cost of Merchandise Sold" represents the cost of merchandise sold in connection with the Hills net sales as adjusted for the Guaranteed Return amount mentioned above. "Hills Operating Expenses and Agency Fees " include the following: the associated store expenses incurred while operating the Hills stores prior to their conversion to Ames stores, which are reimbursable to the Company out of the proceeds of Hills merchandise sales per the Agency Agreement; the Agency Fee due to the Agent for the period presented; and other expenses (e.g., non-store payroll, non-store rent, etc.) associated with supporting the Hills stores prior to their conversion to Ames stores, which are not reimbursable under the Agency Agreement.

     The Agency Fee amount was determined based upon the Hills sales results for the period, less the Guaranteed Return and reimbursable Hills store expenses, as specified in the Agency Agreement. Because the Company is entitled to a Guaranteed Return and reimbursement of Hills store expenses during the term of the Agency Agreement, it is anticipated that the Company will realize "Agency Income" during the latter stages of the Agency Agreement after the sale proceeds from the liquidation of Hills merchandise decrease as a percentage of the initial retail value. As a result, any Agency Fee calculated on an interim basis may not be indicative of the total fee to be remitted to the Agent. The Agency Fee will only be determined after a final accounting for all revenues and expenses earned/incurred during the entire agency period. The final accounting will be completed during the third quarter of Fiscal 1999.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

3. SUPPLEMENTAL INFORMATION:

     The following table illustrates the separate contribution to the Company's consolidated results of operations for Fiscal 1998 of (i) the operations of Ames stores during that year, (ii) the operation of the Hills stores during January 1999 and various other costs and charges discussed below:

                                                                                    FISCAL 1998
                                                                ---------------------------------------------------
                                                                                          OTHER COSTS
                                                                   AMES        HILLS      AND CHARGES      TOTAL
                                                                ----------    --------    -----------    ----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales....................................................   $2,395,092    $112,126     $      --     $2,507,218
Costs, expenses and (income):
  Cost of merchandise sold...................................    1,719,907      66,324            --      1,786,231
  Selling, general and administrative expenses...............      606,912      51,940         1,741        660,593
  Leased department and other income.........................      (29,160)     (1,004)           --        (30,164)
  Depreciation and amortization expense, net.................       11,261       3,217            --         14,478
  Interest and debt expense, net.............................       11,423       1,935         1,895         15,253
  Store closing charge.......................................           --          --         8,222          8,222
                                                                ----------    --------     ---------     ----------
Income (loss) before income taxes............................       74,749     (10,286)      (11,858)        52,605
Income tax (provision) benefit...............................      (26,680)      3,672         4,233        (18,775)
                                                                ----------    --------     ---------     ----------
Net income (loss)............................................   $   48,069    $ (6,614)    $  (7,625)    $   33,830
                                                                ----------    --------     ---------     ----------
                                                                ----------    --------     ---------     ----------
Diluted net income (loss) per common share...................   $     1.99    $  (0.27)    $   (0.32)    $     1.40
                                                                ----------    --------     ---------     ----------
                                                                ----------    --------     ---------     ----------
Weighted average common and common equivalent shares.........       24,216      24,216        24,216         24,216
                                                                ----------    --------     ---------     ----------
                                                                ----------    --------     ---------     ----------

     In January 1999, the Hills stores were being operated pursuant to the terms and conditions of the Agency Agreement (see Note 2). Approximately one-third of the Hills stores were conducting liquidation sales during January 1999 in order to prepare these stores for their conversion to Ames stores. The cost of merchandise for Hills represents the merchandise sold during January 1999 adjusted for the Guaranteed Return (see Note 2). The selling, general and administrative expenses for Hills include reimbursable store operating expenses of $25.4 million; Agency Fee of $21.7 million; and other non-reimbursable expenses of $4.8 million. The depreciation and amortization expense for Hills includes the depreciation and amortization of the revalued fixed assets, the amortization of the beneficial lease rights and the goodwill recorded in the Hills Acquisition. The interest expense reflects interest on the debt, capital lease and financing obligations assumed in the Hills Acquisition.

     The "Other Costs and Charges" column in the foregoing table consists of: the cost to exit certain Ames contractual obligations rendered obsolete by the Hills Acquisition; the write-off of the deferred financing costs related to the Company's 1996 Credit Agreement; the incremental interest expense incurred in January in connection with financing the purchase price of Hills and the charge recorded in connection with the announced closing of seven Ames stores that are scheduled to close in 1999. The closings are part of planned closings resulting from the overlap in certain Ames and Hills locations.

4. CASH AND SHORT-TERM INVESTMENTS:

     As of January 30, 1999 there were no short-term investments. As of January 31, 1998 short-term investments totaled $37.9 million. These investments consisted of time deposits, certificates of deposit, bankers acceptances, repurchase agreements and high grade commercial paper.

5. INVENTORIES:

     Inventories are valued at the lower of cost, using the first-in, first-out
(FIFO) method, or market and include the capitalization of transportation and distribution center costs.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

6. LONG-TERM DEBT:

     The Company's outstanding long-term debt as of January 30, 1999 and January 31, 1998 is listed and described below:

                                                                                               1/30/99    1/31/98
                                                                                               -------    -------
                                                                                                 (000S OMITTED)
Secured Debt:
  Borrowings under the Credit Agreement.....................................................   $44,935    $    --
  9.5% Guaranteed First Mortgage Notes, due March 1997 through March 1999,
     discount rate of 11%...................................................................        --     11,500
Unsecured Debt:
  12.5% Senior Notes, due July 2003.........................................................    50,875         --
                                                                                               -------    -------
Total Face Value of Debt....................................................................   $95,810    $11,500
  Less: Current Portion.....................................................................        --      2,000
        Debt Discount.......................................................................        --        160
                                                                                               -------    -------
Amount Due After One Year...................................................................   $95,810    $ 9,340
                                                                                               -------    -------
                                                                                               -------    -------

THE CREDIT AGREEMENT

     On December 31, 1998, in connection with the Hills Acquisition (see Note
2), certain of the Company's subsidiaries entered into an agreement (the "Credit Agreement") with a syndicate of other banks and financial institutions for whom Bank of America NT&SA is serving as agent. The Credit Agreement provides for a secured revolving credit facility of up to $650 million, with a sublimit of $150 million for letters of credit.

     The Credit Agreement replaced a $320 million secured revolving credit facility (the 1996 Credit Agreement).

     The Credit Agreement is in effect until June 30, 2002 and is secured by substantially all of the assets of the Company. The interest rate per annum on borrowings under the Credit Agreement is equal to the Base Rate (as defined in the Credit Agreement) plus 0.625% (subject to downward adjustments). Alternatively, the interest rate per annum may be equal to LIBOR Rate (as defined in the Credit Agreement) plus 2.25% (subject to downward adjustments).

     Fees required under the Credit Agreement include: (a) monthly commitment fees on the unused portion of the facility; (b) an initial closing fee and
(c) an initial agency fee and annual collateral management fees for the account of the agent.

     For Fiscal 1998, the weighted average interest rate on the Company's revolving credit facilities was 7.57% and the peak borrowing level was $148.3 million. As of January 30, 1999, borrowings under the Credit Agreement were $44.9 million (at a weighted average interest rate per annum of 7.57%) and $3.3 million and $11.0 million was outstanding in trade and standby letters of credit, respectively.

     The amount of borrowing under the Credit Agreement may not exceed the sum of (a) an amount equal to 70% or 75% of certain inventory in the possession of the Company (depending on the period of year as provided for in the Credit Agreement) plus (b) an amount equal to 50% of certain inventory not in the possession of the Company, but covered by any outstanding letter of credit. The agent, in addition, reserves the right to adjust the total available to be borrowed by establishing reserves, making determinations of eligible inventory, revising standards of eligibility or decreasing from time to time the percentages set forth above.

     The financial covenants under the Credit Agreement are limited to: minimum borrowing availability; for the quarter ended April 2000, minimum EBITDA (as defined below) and, thereafter, a minimum fixed charge coverage ratio (as defined in the Credit Agreement). EBITDA is defined as: income before
(a) interest expense, (b) income tax expense or benefit, (c) depreciation and amortization expense, stock appreciation rights accruals, certain restructuring charges and other non-cash charges.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

GUARANTEED FIRST MORTGAGE NOTES

     The Guaranteed First Mortgage Notes were prepaid at par by the Company in June 1998. This debt had been secured by the Company's distribution center in Mansfield, Massachusetts.

SENIOR NOTES DUE 2003

     The 12.5% Senior Notes due 2003 (the "Senior Notes") were, at the time of the Hills Acquisition (see Note 2), an unsecured obligation of Hills.

     Pursuant to the Merger Agreement, the Company, in November 1998, made a tender offer to purchase at a stated discount all of Hills' outstanding Senior Notes, which at the time totaled $195.0 million. Upon expiration of the tender offer, the Company on December 31, 1998, paid cash of $100.8 million (including the related accrued interest) to acquire Senior Notes having a face value of $144.1 million. Senior Notes with a face value balance of $50.9 million remain outstanding.

     The tendering holders of the Senior Notes, representing 73.9% of the then outstanding Senior Notes, consented to certain modifications to the indenture governing the Senior Notes. Included among the modifications were the deletion of the sections covering reporting requirements, debt and lien incurrence and asset sales and additional subsidiary guarantees.

     As of January 30, 1999, the payments due on long-term debt for the next five years and thereafter were as follows:

FISCAL YEARS
ENDING JANUARY                                                                       AMOUNT
--------------                                                                    --------------
                                                                                  (000S OMITTED)
2000...........................................................................       $   --
2001...........................................................................           --
2002...........................................................................           --
2003...........................................................................       44,935
2004...........................................................................       50,875
Thereafter.....................................................................           --

7. LEASE COMMITMENTS, BENEFICIAL LEASES AND UNFAVORABLE LEASE LIABILITY:

     Ames is committed under long-term leases for various retail stores, warehouses and equipment expiring at various dates through 2023 with varying renewal options and escalating rent clauses. Some leases are classified as capital leases under Statement of Financial Accounting Standards No. 13. Ames generally pays for real estate taxes, insurance, and specified maintenance costs under real property leases. Most leases also provide for contingent rentals based on percentage of sales in excess of specified amounts.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

7. LEASE COMMITMENTS, BENEFICIAL LEASES AND UNFAVORABLE LEASE
LIABILITY:--(CONTINUED)

     Future minimum lease payments for leases as of January 30, 1999 were as follows:

                                                                                 LEASE PAYMENTS
                                                                      ------------------------------------
                                                                      CAPITAL     FINANCING      OPERATING
FISCAL YEAR ENDING JANUARY                                             LEASES     OBLIGATIONS     LEASES
--------------------------                                            --------    -----------    ---------
                                                                                (000'S OMITTED)
2000...............................................................   $ 31,949      $ 8,006      $  77,252
2001...............................................................     30,815        8,096         71,564
2002...............................................................     29,346        7,988         64,756
2003...............................................................     27,111        4,678         57,746
2004...............................................................     24,781        5,081         51,732
Thereafter.........................................................    172,488       12,321        279,686
                                                                      --------      -------      ---------
Total minimum lease payments.......................................    316,490       46,170      $ 602,736
                                                                                                 ---------
                                                                                                 ---------
Less: amount representing estimated executory costs................      1,701           --
                                                                      --------      -------
Net minimum lease payments.........................................    314,789       46,170
Less: amount representing interest.................................    138,273       12,983
                                                                      --------      -------
Present value of net minimum lease payments........................    176,516       33,187
Less: currently payable............................................     13,409        4,390
                                                                      --------      -------
Long-term lease obligations........................................   $163,107      $28,797
                                                                      --------      -------
                                                                      --------      -------

     At January 30, 1999, the financing obligations represent sale/leaseback arrangements. These lease arrangements, which have terms from 42 months to ten years, include options to purchase some or all of the assets either at the end of the initial lease term or renewal periods at an amount not greater than the then current fair market value of the properties.

     Total payments have not been reduced by minimum sublease rentals to be received in the aggregate under noncancellable subleases of capital leases and operating leases of approximately $0.0 and $9.3 million, respectively, as of January 30, 1999. Amortization of capital lease assets was approximately
$2.5 million, $0.4 million and $0.4 million for Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively. Rent expense (income) was as follows:

                                                                          FISCAL     FISCAL     FISCAL
                                                                           1998       1997       1996
                                                                          -------    -------    -------
                                                                                 (000'S OMITTED)
Minimum rent on operating leases.......................................   $55,566    $48,577    $43,856
Contingent rental expense..............................................     7,797      6,651      5,768
Sublease rental income.................................................    (1,609)    (1,730)    (1,988)

     An unfavorable lease liability was recorded in December 1992 under fresh start reporting and represents the estimated liability related to lease commitments that exceeded market rents for similar locations. As of January 30, 1999 and January 31, 1998, the unfavorable lease liability is $13.7 million and $15.3 million, respectively, and is classified as part of other long-term liabilities in the Consolidated Balance Sheets. This liability is being amortized as a reduction to depreciation and amortization in the Consolidating Statements of Operations over the remaining lease terms. The amortization, recorded as a reduction to depreciation and amortization, was $1.4 million, $1.4 million and $1.6 million in Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively.

     Beneficial lease rights were recorded in connection with the Hills Acquisition and represent the excess of fair market value over contract value of certain of the Hills leases. Beneficial lease rights are being amortized as part of depreciation and amortization in the Consolidated Statements of Operations over the terms of the related leases (which average approximately 25 years).

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

8. STOCKHOLDERS' EQUITY:

PREFERRED STOCK AND COMMON STOCK

     As provided under the Amended and Restated Certificate of Incorporation, the authorized capital stock of Ames consisted of 43,000,000 shares divided into two classes: (i) 3,000,000 shares of preferred stock, par value of $.01 per share (the "Preferred Stock"), and (ii) 40,000,000 shares of common stock, par value $.01 per share (the "Common Stock").

     There were no shares of Preferred Stock outstanding as of January 30, 1999 and January 31, 1998. There were 23,921,545 and 22,506,108 shares of Common Stock outstanding as of January 30, 1999 and January 31, 1998, respectively.

     The Board of Directors of the Company may authorize the issuance of one or more series of Preferred Stock and specify for each such series the voting powers (but no greater than one vote per share), designations, preferences, and relative, participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of such series, and the number of shares in each series.

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders and are entitled to receive dividends when, as and if declared by the Board of Directors. Dividends cannot be declared under the terms of the Credit Agreement.

     The Common Stock does not have any preemptive right or subscription or redemption privilege. The Common Stock also does not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. All of the shares of Common Stock are fully paid and nonassessable.

TREASURY STOCK

     In August 1998, the Company's Board of Directors approved a stock repurchase program and authorized management to purchase up to 1.5 million shares of Common Stock. During Fiscal 1998, the Company acquired 79,495 shares of its Common Stock. During the course of the third and fourth quarters of Fiscal 1998, the Company suspended further purchases due to the pending acquisition of Hills.

WARRANTS

     An aggregate of 200,000 Series B Warrants were issued on December 30, 1992. Each such warrant entitles the holder to purchase one share of Common Stock at any time from June 30, 1993 through December 30, 2000. The exercise price is $5.92 per share. During Fiscal 1998, 100,000 Series B Warrants were exercised.

     An aggregate of 2,120,000 Series C Warrants were issued on December 30, 1992. Each such warrant entitled the holder to purchase one share of Common Stock at any time from June 30, 1993 through January 31, 1999. The exercise price was $1.11 per share. During Fiscal 1998, 723,867 Series C Warrants were exercised. On January 31, 1999, 8,635 Series C Warrants expired.

     The exercise prices of the above warrants are subject to adjustment upon the occurrence of certain events, including, among other things, the payment of a stock dividend, a merger or consolidation and the issuance for consideration of rights, options or warrants (other than rights to purchase Common Stock issued to shareholders generally) to acquire Common Stock.

     A holder of any of the warrants described above will not be entitled to any rights as a stockholder of the Company, including, without limitation, the right to vote the underlying shares of Common Stock, until the holder has exercised the warrants.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

8. STOCKHOLDERS' EQUITY:--(CONTINUED)

STOCK PURCHASE RIGHTS AGREEMENT

     On November 30, 1994, the Company adopted a Stock Purchase Rights Agreement (the "Rights Agreement"). Under the terms of the Rights Agreement, one purchase right ("Right"), with an exercise price of $14.00, is attached to each share of Common Stock outstanding as of, or issued subsequent to, November 30, 1994 but prior to the occurrence of certain events (as more fully described in the Rights Agreement). The Rights become exercisable in the event that a person or group (an "Acquiring Person") either acquires 15% or more of the Company's outstanding voting stock or announces an intention to acquire 20% or more of such stock. Once exercisable, each Right will, depending on the circumstances, entitle a holder, other than an Acquiring Person, to purchase shares of either the Company or an acquiring company having a market value equal to twice the exercise price. The Rights Agreement was adopted to assure that all of the Company's stockholders receive full value for their investment in the event of stock accumulation by an Acquiring Person. Unless previously redeemed by the Company, the Rights will expire on November 29, 2004.

9. STOCK OPTIONS:

     The 1998 Stock Incentive Plan (the "1998 Incentive Plan"), approved by stockholders in May 1998, provides for the grant of Awards (as defined in the 1998 Incentive Plan) and makes available for Awards an aggregate amount of 1,800,000 shares of Common Stock. The maximum number of shares of Common Stock with respect to which awards (as defined in the 1998 Incentive Plan) may be granted (or measured) to any individual may not exceed 300,000. With respect to such Awards under the 1998 Incentive Plan, the Company may grant awards in the form of options to purchase Common Stock provided that the exercise price shall not be less than 100% of the fair market value of the Common Stock on the date the stock option is granted.

     Pursuant to the 1994 Management Stock Option Plan (the "1994 Option Plan") approved by stockholders in June 1994, the Company may grant options with respect to an aggregate of up to 1,700,000 shares of Common Stock, with no individual optionee to receive in excess of 200,000 shares of Common Stock upon exercise of options granted. The exercise prices of the options are equal to the fair market value of the Common Stock on the date the options are granted. The options become exercisable over one to five years and terminate after five to ten years from the grant date.

     Pursuant to the 1994 Non-Employee Directors Stock Option Plan (the "Non-Employee Plan") approved by stockholders in May 1995, the Company may grant to non-employee directors options to purchase up to an aggregate of 200,000 shares of Common Stock. The exercise prices of the options are equal to the fair market value of the Common Stock on the date the options are granted. The options become exercisable in full six months after date of grant and terminate ten years after date of grant. Effective on the date of each annual meeting of stockholders of the Company commencing with the 1996 Annual Meeting, each non-employee director of the Company then in office was granted an option to purchase 2,500 shares, with the date of grant to be the date of such meeting. At the 1998 Annual Meeting, the stockholders approved an amendment to the Non-Employee Plan increasing the number of options granted on the date of each Annual Meeting from 2,500 to 7,500 effective as of the May 27, 1998 grant. As of January 30, 1999, 120,000 options had been granted under the Non-Employee Plan; all were exercisable.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

9. STOCK OPTIONS:--(CONTINUED)

     The following table sets forth the stock option activity for all stock option plans for Fiscal 1998, Fiscal 1997 and Fiscal 1996 (shares in thousands):

                                                             1998                  1997                  1996
                                                      ------------------    ------------------    ------------------
                                                                WEIGHTED              WEIGHTED              WEIGHTED
                                                      NUMBER    AVERAGE     NUMBER    AVERAGE     NUMBER    AVERAGE
                                                        OF      EXERCISE      OF      EXERCISE      OF      EXERCISE
                                                      SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                                                      ------    --------    ------    --------    ------    --------
Outstanding at beginning of year...................     914      $ 3.97     1,664      $ 3.73     1,320      $ 4.15
Granted............................................     608       19.09        76        9.43       538        2.82
Exercised..........................................    (375)       3.90      (775)       4.03        (2)       1.76
Forfeited..........................................     (19)      12.42       (51)       3.59      (192)       4.07
                                                      ------                ------                ------
Outstanding at end of year.........................   1,128       12.00       914        3.97     1,664        3.73
                                                      ------                ------                ------
                                                      ------                ------                ------
Options exercisable at year-end....................     490        5.79       640        3.77       691        4.27
                                                      ------                ------                ------
                                                      ------                ------                ------
Weighted average fair value of options granted.....   $13.56                $7.09                 $1.80
                                                      ------                ------                ------
                                                      ------                ------                ------

     The fair value of options granted per the above table was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield, expected option volatilities, a risk-free interest rate equal to U.S. Treasury securities with a maturity equal to the expected life of the option (weighted average interest rate of 5.2%, 6.4% and 6.4% for 1998, 1997 and 1996, respectively) and an expected life from date of grant until option expiration date (weighted average expected life of 5.4, 6.0 and 5.6 years for 1998, 1997 and 1996, respectively).

     The following table summarizes information about stock options outstanding as of January 30, 1999:

                                                        OPTIONS OUTSTANDING
                                            --------------------------------------------          OPTIONS EXERCISEABLE
                                                           WEIGHTED                         ---------------------------------
                                                           AVERAGE                          WEIGHTED
                                             NUMBER        REMAINING       WEIGHTED          NUMBER             WEIGHTED
                                            OUTSTANDING    CONTRACTUAL     AVERAGE          EXERCISABLE AT      AVERAGE
RANGE OF EXERCISE PRICES                    AT 1/30/99      LIFE          EXERCISE PRICE     1/30/99           EXERCISE PRICE
-----------------------------------------   -----------    -----------    --------------    ---------------    --------------
$1.50- 3.00..............................        167           4.1            $ 2.34              137              $ 2.37
$3.13- 4.38..............................        270           2.1              3.70              223                3.67
$5.06-15.56..............................        378           4.1             13.12               85                7.69
$18.38-24.75.............................        313           4.3             22.94               45               23.19
                                               -----                                              ---
                                               1,128           3.7             12.00              490                5.79
                                               -----                                              ---
                                               -----                                              ---

     The Company accounts for its stock option plans under APB Opinion No. 25. Had compensation cost for the Company's 1998, 1997 and 1996 stock option grants been determined in accordance with SFAS No. 123, the Company's net income and net income per common share for Fiscal 1998, Fiscal 1997 and Fiscal 1996 would have approximated the proforma amounts below:

                                                      FISCAL 1998             FISCAL 1997             FISCAL 1996
                                                  --------------------    --------------------    --------------------
                                                     AS                      AS                      AS
                                                  REPORTED    PROFORMA    REPORTED    PROFORMA    REPORTED    PROFORMA
                                                  --------    --------    --------    --------    --------    --------
Net income.....................................   $ 33,830    $32,065     $ 34,546    $34,147     $ 17,301    $ 16,700
Net income per common share
  --basic......................................   $   1.47    $  1.39     $   1.59    $  1.57     $    .85    $    .82
  --diluted....................................   $   1.40    $  1.32     $   1.46    $  1.44     $    .79    $    .77

     SFAS No. 123 does not apply to stock options granted prior to 1995.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

10. INCOME TAXES:

     The Company adopted SFAS No. 109 in conjunction with the adoption of fresh-start reporting in December 1992. Under SFAS No. 109, deferred income taxes are recognized by applying the enacted statutory tax rates in future years to the changes in "cumulative temporary differences" (the differences between financial statement carrying values and the tax basis of assets and liabilities).

     As a consequence of the adoption of fresh-start reporting and SFAS No. 109, any tax benefits realized for tax purposes after the Consummation Date for pre-consummation cumulative temporary differences, as well as for the pre-consummation net operating loss carryovers, are reported as additions to paid-in capital (see Consolidated Statements of Changes in Stockholders' Equity) rather than as reductions in the tax provisions in the Consolidated Statements of Operations. Tax benefits or liabilities realized for book purposes after the Consummation Date will be segregated from the pre-consummation deferred tax assets. The utilization of post-consummation deferred tax assets may reduce future income tax provisions. Such income tax provisions have no impact on the Company's taxes payable or cash flows.

     On December 31, 1998, the Company completed its acquisition of approximately 81.3% of the outstanding common stock of Hills. Accordingly, the tax data presented for Fiscal 1998 reflects the tax effects of the acquisition, including the temporary differences created by the application of purchase accounting.

     For Fiscal 1998, the Company recorded an income tax provision of $18.8 million, of which approximately $0.5 million will be paid in cash. For Fiscal 1997, the Company recorded an income tax provision of approximately $19.1 million of which $0.3 million was paid in cash.

     The provision for income taxes is comprised of the following:

                                                                     FISCAL 1998    FISCAL 1997    FISCAL 1996
                                                                     -----------    -----------    -----------
                                                                                   (IN MILLIONS)
Currently Payable: Federal Alternative Minimum Tax................      $ 0.5          $ 0.3          $  --
Deferred Non-cash Pre-emergence Tax Provision.....................       18.3           18.8            8.1
                                                                        -----          -----          -----
  Total Income Tax Provision......................................      $18.8          $19.1          $ 8.1
                                                                        -----          -----          -----
                                                                        -----          -----          -----

     Ames has the following deferred tax assets (liabilities) from pre-consummation periods and the Hills Acquisition, as of the following dates:

                                                             AS OF JANUARY 30, 1999    AS OF JANUARY 31, 1998
                                                             ----------------------    ----------------------
                                                                              (IN MILLIONS)
Fixed assets..............................................           $   47                    $   31
Self insurance reserves...................................               13                        13
Store closing reserves....................................               16                         9
Leases....................................................               36                        15
Inventory reserves........................................               57                        --
Vacation pay reserve and other............................               52                        16
Other purchase accounting liabilities.....................               20                        --
Net operating loss carryovers.............................              162                       172
                                                                     ------                    ------
Total deferred tax assets.................................              403                       256
Valuation allowances......................................             (301)                     (249)
                                                                     ------                    ------
Net deferred tax assets...................................           $  102                    $    7
                                                                     ------                    ------
                                                                     ------                    ------

     The Company has reduced its valuation allowance on its deferred tax assets by $95.0 million, after consideration for recording additional valuation allowances to offset net deferred tax assets recorded in connection with the Hills Acquisition, during Fiscal 1998, which reflects the Company's expectation of utilization of net operating loss carryforwards and other deferred tax assets in the foreseeable future (2 years)

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

10. INCOME TAXES:--(CONTINUED)

after considering an adjustment for unusual activity and potential contingencies. The reduction of the valuation allowance resulted in a corresponding addition to paid-in-capital.

     A significant portion of the Ames deferred tax assets (including those created by the Hills Acquisition) continue to require a valuation allowance because of the uncertainty of future recognition of such deductions. In subsequent periods, Ames may further reduce the valuation allowances, provided that the possibility of utilization of the deferred tax asset is more likely than not to occur, as defined by SFAS No. 109. Any such reduction in the valuation allowance in the near future will result in a corresponding addition to paid-in-capital for the Ames component of the deferred asset and to goodwill for the Hills components.

     The Company has treated "pre-emergence net operating losses" (qualified losses incurred prior to the Consummation Date) under Section 382(1) (5) of the Internal Revenue Code ("IRC"). There is approximately $409.0 million of pre-emergence and approximately $35.0 million of post-emergence net operating losses currently available as carryovers without any annual limitation. These losses will expire between 2007 and 2012. Additionally, the Company has filed a $20 million refund claim under Section 172(f) of the Internal Revenue Code. The claim represents a 10-year carryback of qualified expenses and is currently under review by the Internal Revenue Service ("IRS"). The claim, if successful, will reduce net operating losses by approximately $47.0 million.

     In addition, Ames has targeted jobs tax credit carryovers of approximately $7.0 million, which will expire in 2007, and alternative minimum tax credit carryovers of approximately $4.0 million, which have no expiration period. Federal net operating loss carryovers for fiscal years subsequent to January 27, 1990 are subject to future adjustments, if any, by the IRS.

     As a result of the acquisition of the common stock of the Hills Stores Company, Ames has succeeded to the tax attributes of Hills, including net operating losses of $178.0 million and general business credits of $11.0 million. These tax attributes expire between 2000 and 2013. Ames also has succeeded to minimum tax credit carryforwards of $5.0 million, which do not expire. These tax attributes are significantly limited under Internal Revenue Code Sections 382 and 383, respectively, as a result of the change in control caused by the Hills Acquisition and the resulting deferred tax asset has been reduced accordingly.

     Ames and Hills have substantial potential state net operating loss carryovers. It is difficult, however, to quantify the utilizable amounts of such state operating losses because of the uncertainty related to the mix of future profits in specific states.

     The IRS has completed its audit of Hills for the 1991, 1992 and 1993 fiscal years. The final outcome of this examination will not have an adverse effect on the Company. Hills has filed a claim for a refund of federal taxes for the subsequent years. The refund claim, if successful, is approximately
$7.0 million. If the Company receives this refund amount, there will be a corresponding adjustment to reduce goodwill recorded in connection with the Hills Acquisition.

11. BENEFIT AND COMPENSATION PLANS:

RETIREMENT AND SAVINGS PLANS

  Ames Plan

     Ames has a defined contribution retirement and savings plan (the "Ames Retirement and Savings Plan") that is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, for employees who, after one year of service, have reached the age of 21 and have completed at least 1,000 hours of service in a 12-month period. For each participant's contribution (up to a maximum of 5% of such participant's total compensation), the Company contributes to the Retirement and Savings Plan an amount equal to 50% of

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

11. BENEFIT AND COMPENSATION PLANS:--(CONTINUED)

such contribution. Ames funds all administrative costs incurred by the plan. Ames' expense associated with this plan amounted to approximately $3.3 million, $3.0 million and $2.9 million, in 1998, 1997 and 1996, respectively.

  Hills Plan

     Hills has a defined contribution retirement and savings plan (the "Hills Retirement and Savings Plan ") that is qualified under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, for full-time employees who are eligible to participate at the first of each calendar quarter and for all regular and part-time employees who, after one year of service have completed at least 1,000 hours of service in a 12-month period. For each participant's contribution (after one year of service) Hills contributes 100% of the first 2% from service years 1-3 and 100% of the first 4% for service years 4 and over. Hills funds all administrative costs incurred by the plan with certain exceptions. The expense associated with this plan was $0.3 million for January 1999.

     The Company intends to merge the two retirement and savings plans after further review and consideration of how to structure the merged plan and how to transition to the merged plan.

RETIREMENT PLAN

     Ames has an unfunded Retirement Plan for Officers/Directors (the "Retirement Plan"). It provides that every person who is employed by Ames when he or she retires, dies or becomes disabled and who serves as both a full-time officer and a director of Ames and has completed five years of service, not necessarily consecutive, in both of these capacities, is eligible for benefits under the Retirement Plan.

     The maximum annual benefit under the Retirement Plan is $100,000, reduced by certain of each participant's annual Social Security benefits. Each participant in the Retirement Plan is entitled to benefits for a period of 10 years. The Company has a reserve established for potential payments under the Retirement Plan. No payments were made under this plan during the periods presented.

THE G.C. MURPHY COMPANY LIFE INSURANCE PLAN

     The G.C. Murphy Company Life Insurance Plan (the "GCM Plan") granted a flat dollar amount (defined benefit) of group term life insurance at no cost to certain retired employees. This plan excludes G.C. Murphy Co. employees who retired from Ames after January 31, 1986. The amount of coverage varies by retiree, is payable only upon death, and has no loan or cash value. During 1997, the Company entered into a contract with an insurance company which effectively transferred to the insurance company all future liabilities associated with the GCM Plan in exchange for fixed annual payments over ten years.

ANNUAL INCENTIVE COMPENSATION PLAN

     The Company has an Annual Incentive Compensation Plan (the "Annual Bonus Plan") that is subject to annual review by the Board of Directors. The Annual Bonus Plan provides annual incentive cash bonuses based on the achievement of the Company's financial goals for the year (and customer service goals for store and field management). There are approximately 1,500 members of management eligible under the plan. Bonus expense recorded under the plan was $8.3 million, $6.3 million, and $7.9 million for Fiscal 1998, 1997 and 1996, respectively.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

RESTRICTED STOCK AWARDS

   1995 Long Term Incentive Plan

     Pursuant to the Company's 1995 Long Term Incentive Plan (the "1995 Incentive Plan"), approved by the stockholders in May, 1995, the Company may make awards of an aggregate of up to 500,000 shares of Common Stock and cash payment in an amount up to 50% of the fair market value (as defined in the 1995 Incentive Plan) of the Common Stock awarded, determined as of and paid on the vesting date. Each award under the 1995 Incentive Plan vests in full on the third anniversary of the date of grant of such award. Awards may be made to the Chief Executive Officer, any Executive Vice President and any Senior Vice President of the Company. Other than for death or disability, awards which have not yet vested are forfeited upon the termination of the employment of the executive.

     As of January 30, 1999, awards aggregating to 355,000 shares of Common Stock had been made to certain executives of the Company, 60,000 of which remain unvested.

   1998 Incentive Plan

     Pursuant to the Company's 1998 Incentive Plan (as defined in Note 9), awards aggregating 195,000 shares of Common Stock were made to certain executives during Fiscal 1998. Fifty percent (50%) of each stock award under the 1998 Incentive Plan vests on the fourth anniversary from the date of grant and 50% on the fifth anniversary. There is no cash payment to be made relative to the vesting of the grant.

     The shares for the outstanding awards under both the 1995 Incentive Plan and the 1998 Incentive Plan have been issued and are being held in custody by the Company on behalf of the grantees thereof. A portion of the estimated market value of the awards, including the cash, has been accrued as compensation expense as of January 30, 1999. The Company recorded as compensation expense for the 1995 Incentive Plan and the 1998 Incentive Plan $1.9 million, $2.0 million, and $1.1 million during 1998, 1997 and 1996, respectively.

STOCK APPRECIATION RIGHTS

     All stock appreciation rights ("SARs") granted to certain members of management in connection with the Company's emergence from Chapter 11 protection in 1992 expired as of December 30, 1997. During Fiscal 1997, a total of 166,683 SARs were exercised. The Company recorded an expense of $0.1 million and $0.8 million in 1997 and 1996, respectively. In June 1998, the Company extended the employment agreement with Joseph R. Ettore, Chief Executive Officer and President. In connection therewith, Mr. Ettore was granted 125,000 SARs which entitle Mr. Ettore to receive in cash upon exercise the excess of (a) the average closing price of a share of Common Stock during the twenty trading days prior to the exercise date over (b) $2.00 (representing the exercise price of certain rights surrendered by Mr. Ettore). Mr. Ettore's SARs are exercisable on or after May 31, 1999.

INCOME CONTINUATION PLAN

     Certain officers of Ames participate in an Income Continuation Plan ("ICP"), which guarantees up to one year's salary in the event of termination other than for cause. As of January 30, 1999, the Company had no obligations under the ICP.

KEY EMPLOYEE CONTINUITY BENEFIT PLAN

     Ames has a Key Employee Continuity Benefit Plan (the "Continuity Plan") that covers all officers, Vice President and above, and certain other employees of Ames. If the employment of any participant in the Continuity Plan is terminated, other than for death, disability, cause (as defined in the Continuity Plan) or by the participant other than for good reason (as defined in the Continuity Plan), within 18 months after a change of control of Ames, the participant will receive a lump sum cash severance payment. The severance payment is 2.99 times Base Compensation for the President and Executive Vice Presidents, two times Base Compensation for

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

Senior Vice Presidents and selected Vice Presidents and one times Base Compensation for other Vice Presidents. Base Compensation is defined generally as the sum of the participant's annual base compensation in effect immediately prior to the participant's termination plus one-third of the value of the cash and stock bonuses paid to the participant during the 36 months ending on the date of termination. For purposes of the Continuity Plan, a change of control includes but is not limited to the acquisition by any person of beneficial ownership of 20% or more of Ames outstanding voting securities or the failure of the individuals who constituted the Board of Directors at the beginning of any period of 12 consecutive months to continue to constitute a majority of the Board during such period.

HILLS POST RETIREMENT BENEFITS

     Hills has a retiree medical plan that provides medical benefits to eligible retirees of Hills. This plan is accounted for in accordance with Statement of Financial Accounting Standards No. 106: "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106"). This statement requires accrual of postretirement benefits during the years an employee provides services. Hills has historically funded benefit costs principally on a pay-as-you-go basis. The status of the plan is as follows:

                                                                                           JANUARY 30,
                                                                                              1999
                                                                                           -------------
                                                                                                (IN
                                                                                            THOUSANDS)
Accumulated post retirement benefit obligation ("APBO") for:
  Active employees......................................................................      $ 2,293
  Retirees..............................................................................           61
                                                                                              -------
                                                                                                2,354
Plan assets at fair value...............................................................           --
                                                                                              -------
Unfunded APBO...........................................................................        2,354
Unrecognized actuarial gain.............................................................        1,442
                                                                                              -------
Accrued post retirement benefit cost....................................................      $ 3,796
                                                                                              -------
                                                                                              -------

     The assumed health care cost trend rate used in measuring the APBO was 9% in fiscal year 1998 (7% for Medicare eligible retirees); grading down to 5% (5% for Medicare eligible retirees) by fiscal year 2002 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would increase the APBO at the end of fiscal year 1998 by $348,300 (or by 15%) and the service and interest cost by $34,100 (or by 11%). Conversely, a one percentage point decrease in the assumed healthcare cost trend rate would decrease the APBO at the end of fiscal year 1998 by $278,600 (or by 12%) and the service and interest cost by $27,200 (or by 9%). The assumed discount rate used in determining the APBO was 7%.

12. COMMITMENTS AND CONTINGENCIES:

  Wage and Hour Litigation

     Since March 1995, the Company has been named as a defendant in several class action complaints which allege that the Company was obligated to pay overtime to its hardlines and softlines assistant store managers. The Company has consistently stated its belief that these positions are appropriately designated as exempt positions not calling for overtime pay. The Company has settled several of these cases. These settlements have not required any change in the Company's treatment of the status of its hardlines and softlines assistant managers. The Company is vigorously defending one remaining case which it does not believe represents a material exposure.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

  Other Matters

     The Company is party to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business. The Company believes that its probable liability as to these matters will not have a material adverse effect on its consolidated financial position or results of operations.

13. SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                         FISCAL     FISCAL      FISCAL
                                                                          1998       1997        1996
                                                                        --------    -------    --------
                                                                                (000'S OMITTED)
Cash paid for interest and income taxes were as follows:
Interest.............................................................   $ 12,166    $11,655    $ 15,149
Income taxes.........................................................        125         73           2

Ames entered into other non-cash investing and financing activities as follows:

New capital lease obligations........................................   $ 25,859    $ 2,940    $    375
Issuance of Common Stock under the 1998 Incentive Plan...............          2         --          --

14. FAIR VALUES OF FINANCIAL INSTRUMENTS:

     The Financial Accounting Standards Board requires disclosure of the fair value of financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The following methods and assumptions were used by the Company in estimating the fair value disclosures for its financial instruments.

     The Company's financial instruments as of January 30, 1999 and January 31, 1998 were cash and short-term investments, long-term debt, and the Series C Warrants, which expired on January 30, 1999. For cash and short-term investments, the carrying amounts reported in the Consolidated Balance Sheets approximated fair values. For long-term debt obligations, the fair values were estimated using a discounted cash flow analysis (based upon the Company's incremental borrowing rates for similar types of borrowing arrangements). The fair value of the Series C Warrants was based on the market trading price at year-end times the number of such warrants that were outstanding.

     The carrying amounts and fair values of the Company's financial instruments at January 30, 1999 and January 31, 1998 were as follows:

                                                                   FISCAL 1998            FISCAL 1997
                                                               -------------------    -------------------
                                                               CARRYING     FAIR      CARRYING     FAIR
                                                                AMOUNT      VALUE      AMOUNT      VALUE
                                                               --------    -------    --------    -------
                                                                       (000'S OMITTED)
Cash and short-term investments.............................   $ 35,744    $35,744    $ 57,828    $57,828
Long-term debt
  Secured debt..............................................     44,935     44,935      11,340     11,500
  Unsecured debt............................................     50,875     50,875          --         --
Series C Warrants...........................................         --         --          --      9,065

15. STORE CLOSING CHARGES:

     In the fourth quarter of 1998, the Company recorded charges of $8.2 million in connection with the closing of seven stores that overlap markets with acquired Hills stores. Four stores are expected to close in August 1999, and three stores are expected to close in October 1999.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

15. STORE CLOSING CHARGES:--(CONTINUED)

     In the fourth quarter of 1997, the Company recorded charges of $1.6 million in connection with the closing of two stores. The $1.6 million is classified in two line items: $1.0 million as store closing charge and $0.6 million as part of cost of merchandise sold.

     In the fourth quarter of 1996, the Company recorded charges of $9.7 million in connection with the closing of thirteen stores. The $9.7 million is classified in two line items: $6.9 million as store closing charge and $2.8 million as part of cost of merchandise sold.

     The following items represent the major components of the total charges recorded in January 1999, January 1998 and January 1997 in connection with store closings:

                                                                              FISCAL    FISCAL    FISCAL
ITEM                                                                           1998      1997      1996
----                                                                          ------    ------    ------
                                                                                    (IN THOUSANDS)
Lease costs................................................................   $6,254    $  363    $3,535
Net fixed asset write-down.................................................    1,161       394     1,149
Severance costs............................................................      370       113       773
Other......................................................................      437       130     1,401
                                                                              ------    ------    ------
  Store closing charge.....................................................    8,222     1,000     6,858
  Inventory write-down.....................................................       --       560     2,860
                                                                              ------    ------    ------
     Total charges.........................................................   $8,222    $1,560    $9,718
                                                                              ------    ------    ------
                                                                              ------    ------    ------

     The lease costs provided for in the store closing charge include all projected occupancy costs from date of closing until estimated lease disposition date.

16. LEASED DEPARTMENT AND OTHER INCOME:

     The following is a summary of the major components of the "Leased department and other income":

                                                                          FISCAL     FISCAL     FISCAL
                                 ITEM                                      1998       1997       1996
                                 ----                                     -------    -------    -------
                                                                                 (IN THOUSANDS)
Leased department income...............................................   $17,914    $16,592    $16,932
Concession and vending income..........................................     1,508      1,252      1,148
Layaway service fees...................................................     2,644      2,605      2,382
Various other..........................................................     8,098      4,620      5,349
                                                                          -------    -------    -------
                                                                          $30,164    $25,069    $25,811
                                                                          -------    -------    -------
                                                                          -------    -------    -------

17. EXTRAORDINARY ITEMS:

     In December 1996, the Company terminated a prior credit agreement (Note 6) and recorded a non-cash extraordinary charge of $1.4 million, net of tax benefit of $0.6 million, for the write-off of deferred financing costs.

18. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In April 1998, AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities" which requires start-up costs, as defined, to be expensed as incurred. Pursuant to SOP 98-5, previously capitalized start-up costs are required to be written-off as a cumulative effect of a change in accounting principle. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

18. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS--(CONTINUED)

     The Company elected early adoption of SOP 98-5 during the fourth quarter of Fiscal 1998, retroactively effective to the first quarter of Fiscal 1998. The Company's previous policy was to expense all store pre-opening costs in the year of opening, amortizing them from the date of opening through the balance of the fiscal year. No cumulative effect has been recorded on the Company's Consolidated Statement of Operations. However, the quarterly financial data presented in Note 19 has been restated to properly reflect the effect of the SOP in each of the presented quarterly results.

     In February 1998, the Financial Accounting Standards Board released Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). This statement, which is effective for fiscal years beginning after December 15, 1997, modifies and expands disclosure requirements. Adoption of SFAS No. 132 will have no impact on the Company's consolidated financial condition or results of operations.

19. QUARTERLY FINANCIAL DATA (UNAUDITED):

     Summarized unaudited quarterly financial data (in thousands except for per share amounts) for the last three fiscal years are shown below.

                                                                     FIRST       SECOND      THIRD       FOURTH
                                                                    --------    --------    --------    ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal 1998:
     Net sales...................................................   $499,048    $536,297    $599,188    $ 872,685(d)
     Gross margin................................................    138,434     156,836     163,094      262,619(d)
     Net income (loss) (a).......................................     (3,401)      8,375       5,885       22,981(d)
     Net income (loss) per share--basic..........................      (0.15)       0.37        0.28         0.98(d)
                                 --diluted.......................      (0.15)       0.35        0.27         0.94(d)

Fiscal 1997:
     Net sales...................................................   $432,601    $503,567    $527,573    $ 769,377
     Gross margin................................................    118,366     146,348     148,231      215,809
     Income (loss) before extraordinary item.....................     (5,930)      7,378       3,519       29,579(b)
     Income (loss) per share before extraordinary item...........      (0.28)       0.31        0.15         1.23
     Net income (loss)...........................................     (5,930)      7,378       3,519       29,579(b)
     Net income (loss) per share--basic..........................      (0.28)       0.34        0.16         1.32
                                 --diluted.......................      (0.28)       0.31        0.15         1.23

Fiscal 1996:
     Net sales...................................................   $438,667    $499,107    $516,876    $ 707,030
     Gross margin................................................    117,402     139,725     141,224      194,355
     Income (loss) before extraordinary item.....................     (6,998)      4,514         421       20,718(c)
     Income (loss) per share before extraordinary item...........      (0.34)       0.21        0.02         0.93
     Net income (loss)...........................................     (6,998)      4,514         421       19,364(c)
     Net income (loss) per share--basic..........................      (0.34)       0.22        0.02         0.95
                                 --diluted.......................      (0.34)       0.21        0.02         0.87

------------------
(a) First three quarters restated according to SOP 98-5 (Note 18).

(b) Includes charges of $1.6 million related to the closing of two (2) stores (Note 15).

(c) Includes charges of $9.7 million related to the closing of thirteen
    (13) stores (Note 15).

(d) Includes the financial results of Hills Stores Company for January 1999.

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

20. PRO FORMA INFORMATION (UNAUDITED):

     The following table reflects unaudited pro forma combined results of operations of the Company and Hills on the basis that the Hills Acquisition had taken place at the beginning of each of the fiscal years presented:

                                                                                  YEAR ENDED
                                                                  ------------------------------------------
                                                                  JANUARY 30, 1999       JANUARY 31, 1998
                                                                  -------------------    -------------------
                                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales......................................................       $ 4,131,194            $ 4,001,392
Net income (loss)..............................................           (54,903)                27,635
Earnings (loss) per Common Share...............................       $     (2.39)           $      1.27

     These unaudited pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the Hills Acquisition been consummated at the beginning of fiscal 1997 or fiscal 1998, or of future results of operations of the consolidated entities.

     The above pro forma net income and earnings per common share amounts for the year ended January 30, 1999 reflect the previously recorded write-down of Hills deferred tax assets of approximately $49.6 million (which is net of a reversal of approximately $5.9 million of accrued tax liabilities). Excluding the write-down of the Hills deferred tax assets recorded as of October 31, 1998, pro forma net loss and loss per common share would have been $5.3 million and $0.23, respectively for the year ended January 30, 1999.

21. SUBSEQUENT EVENTS:

     On March 4, 1999, the Company entered into an agreement with Caldor Corporation to purchase seven of its stores in Connecticut, one store in Massachusetts and a 649,000 square foot distribution center in Westfield, Massachusetts, for a cash purchase price of $40.0 million. Under the terms of the agreement, the Company will assume Caldor's leases for the eight stores and the distribution center and will acquire all of the store fixtures and all racking, sorting systems and materials handling equipment in the distribution center.

     On March 26, 1999, the United States Bankruptcy Court for the Southern District of New York approved the Company's right to purchase the leases for the stores and the distribution center.

     On March 26, 1999, the Company entered into an agreement with Caldor Corporation for the purchase of an additional store in Massachusetts for a cash purchase price of $2.7 million. This agreement is subject to competing bids and the approval of the Bankruptcy Court.

                                                                     SCHEDULE II

                 AMES DEPARTMENT STORES, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                  BALANCE AT     CHARGED TO                                       BALANCE AT
                                                 BEGINNING OF     COST AND                                          END OF
DESCRIPTION                                        PERIOD          EXPENSE     RECLASSIFICATIONS    DEDUCTIONS      PERIOD
-----------                                      ------------    ----------    -----------------    ----------    ----------
Fiscal 1998:
Store Closing Reserve.........................     $ 12,050        $8,222           $41,957 (a)      $ (2,461)     $ 59,768

Fiscal 1997:
Store Closing Reserve.........................     $ 24,438        $1,000           $   519 (b)      $(13,907)     $ 12,050

Fiscal 1996:
Store Closing Reserve.........................     $ 27,379        $6,858           $(2,178)(b)      $ (7,621)     $ 24,438
Distribution Center Closing Reserve included
  in Accrued Expenses.........................     $    123        $   --           $  (122)(b)      $     (1)     $     --

------------------
(a) Represents the store (and other facilities) closing reserve assumed and recorded in connection with the Hills Acquisition.

(b) Represents reclassifications of liabilities associated with closed stores and other reclassifications.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Hills Stores Company and
Subsidiaries:

We have audited the accompanying consolidated balance sheets of Hills Stores Company and Subsidiaries as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, common shareholders' equity, and cash flows for the years ended January 31, 1998, February 1, 1997 and February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies as of January 31, 1998 and February 1, 1997 and the results of their operations and their cash flows for the years ended January 31, 1998, February 1, 1997 and February 3, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Boston, Massachusetts
March 11, 1998

                     HILLS STORES COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                           JANUARY 31,    FEBRUARY 1,
                                                                                              1998           1997
                                                                                           -----------    -----------
                                         ASSETS
Current assets:
  Cash and cash equivalents.............................................................    $  37,523      $  66,163
  Accounts receivable, less allowance for
     doubtful accounts of approximately $5,500 and $4,500...............................       21,869         24,346
  Inventories...........................................................................      340,719        341,477
  Deferred tax asset, net (Note 16).....................................................       26,933         32,991
  Other current assets..................................................................        5,542          5,115
                                                                                            ---------      ---------
       Total current assets.............................................................      432,586        470,092
  Property and equipment, net (Note 2)..................................................      183,112        173,701
  Property under capital leases, net (Note 7)...........................................      102,350        112,201
  Beneficial lease rights, net (Note 1).................................................        6,081          6,848
  Deferred tax asset, net (Note 16).....................................................       28,592         21,585
  Reorganization value in excess of amounts allocable to
     identifiable assets, net (Notes 1 and 3)...........................................       89,112         97,508
  Other assets, net (Note 1)............................................................       40,748         18,418
                                                                                            ---------      ---------
                                                                                            $ 882,581      $ 900,353
                                                                                            ---------      ---------
                                                                                            ---------      ---------
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of capital leases and financial obligations (Note 7)..................    $  10,541      $   7,255
  Current portion of long term debt (Note 6)............................................          500             --
  Accounts payable, trade...............................................................      110,329        111,064
  Other accounts payable and accrued expenses (Note 4)..................................       77,803         81,752
                                                                                            ---------      ---------
       Total current liabilities........................................................      199,173        200,071
Long term debt (Note 6).................................................................      204,500        195,000
Obligations under capital leases (Note 7)...............................................      113,919        120,539
Financing obligations--sale/leaseback (Note 7)..........................................       30,335         34,100
Other liabilities.......................................................................       98,467        105,917
Commitments and contingencies (Note 18).................................................           --             --
Preferred stock, at mandatory redemption value (Note 9).................................       18,209         19,942
Common shareholders' equity (Notes 10 and 11):
  Common stock, 50,000,000 shares of $0.01 par value
     authorized, 10,446,287 and 10,337,761 shares issued and
     outstanding........................................................................          105            103
  Additional paid-in capital............................................................      217,388        215,537
  Retained earnings.....................................................................          927          9,942
  Unearned compensation (Note 11).......................................................         (442)          (798)
                                                                                            ---------      ---------
Total common shareholders' equity.......................................................      217,978        224,784
                                                                                            ---------      ---------
                                                                                            $ 882,581      $ 900,353
                                                                                            ---------      ---------
                                                                                            ---------      ---------

                (See Notes to Consolidated Financial Statements)

                     HILLS STORES COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   FISCAL YEAR      FISCAL YEAR      FISCAL YEAR
                                                                      ENDED            ENDED            ENDED
                                                                   JANUARY 31,      FEBRUARY 1,      FEBRUARY 3,
                                                                      1998             1997             1996
                                                                   (52 WEEKS)       (52 WEEKS)       (53 WEEKS)
                                                                   -----------      -----------      -----------
Net sales.....................................................     $ 1,768,274      $ 1,878,477      $ 1,900,104
Cost of sales.................................................       1,306,335        1,392,353        1,384,421
Selling and administrative expenses (Notes 7 and 8)...........         418,512          437,593          428,212
Amortization of reorganization value in excess of amounts
  allocable to identifiable assets............................           5,850            6,050            7,755
Impairment of long-lived assets and store closings
  (Note 15)...................................................              --           33,706               --
Costs related to change in control (Note 19)..................              --               --           45,529
                                                                   -----------      -----------      -----------
Operating earnings............................................          37,577            8,775           34,187
Interest expense, net (Note 1)................................          48,392           53,555           47,666
                                                                   -----------      -----------      -----------
Loss before income taxes......................................         (10,815)         (44,780)         (13,479)
Income tax benefit (provision) (Note 16)......................           1,800           14,000           (3,187)
                                                                   -----------      -----------      -----------
                                                                        (9,015)         (30,780)         (16,666)
Extraordinary loss on early extinguishment of debt, net.......              --            4,278               --
                                                                   -----------      -----------      -----------
Net loss......................................................     $    (9,015)     $   (35,058)     $   (16,666)
                                                                   -----------      -----------      -----------
                                                                   -----------      -----------      -----------
Basic and diluted loss per common share (Note 17):
  Loss before extraordinary loss..............................     $     (0.87)     $     (3.00)     $     (1.70)
  Extraordinary loss                                                        --            (0.42)              --
                                                                   -----------      -----------      -----------
     Net loss.................................................     $     (0.87)     $     (3.42)     $     (1.70)
                                                                   -----------      -----------      -----------
                                                                   -----------      -----------      -----------

                (See Notes to Consolidated Financial Statements)

                     HILLS STORES COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                              FISCAL YEAR    FISCAL YEAR    FISCAL YEAR
                                                                                 ENDED          ENDED          ENDED
                                                                              JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                                                 1998            1997           1996
                                                                              (52 WEEKS)     (52 WEEKS)     (53 WEEKS)
                                                                              -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...................................................................     $(9,015)      $ (35,058)     $ (16,666)
Adjustments to reconcile net loss to net cash provided by (used for)
  operating activities:
  Depreciation and amortization............................................      36,845          35,130         31,784
  Amortization of deferred financing costs.................................       2,538           5,942          4,847
  Deferred income taxes....................................................        (949)        (12,332)       (11,260)
  Decrease in deferred tax assets recognized through a reduction in reorganization value in excess of amounts allocable to identifiable
     assets................................................................       2,546           2,592          9,496
  Impairment of long-lived assets and store closings.......................          --          28,958             --
  Extraordinary loss on extinguishment of debt.............................          --           4,278             --
  Amortization of reorganization value in excess of amounts allocable to
     identifiable assets...................................................       5,850           6,050          7,755
  Loss on disposal of fixed assets.........................................          78             998             54
  Decrease (increase) in accounts receivable and other current
     assets................................................................       2,050           1,078         (2,325)
  Decrease (increase) in inventories.......................................         758         (15,080)       (17,846)
  Increase (decrease) in accounts payable and other accrued
     expenses..............................................................     (12,134)         25,293        (24,464)
  Other, net...............................................................          96            (330)        (1,962)
                                                                                -------       ---------      ---------
     Net cash provided by (used for) operating activities..................      28,663          47,519        (20,587)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................................     (34,267)        (32,858)       (56,714)
  Deferred software expenditures...........................................     (24,828)             --             --
                                                                                -------       ---------      ---------
     Net cash used for investing activities................................     (59,095)        (32,858)       (56,714)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from secured term loan..........................................      10,000              --             --
  Proceeds from issuance of 12 1/2% Senior Notes...........................          --         195,000             --
  Fees incurred with the issuance of 12 1/2% Senior Notes..................          --          (8,100)            --
  Redemption of 10.25% Senior Notes........................................          --        (160,000)            --
  Payment of premium on debt redemption....................................          --          (1,749)            --
  Proceeds from sale/leaseback financing...................................          --          16,559             --
  Principal payments under capital lease obligations.......................      (7,099)         (6,467)        (6,121)
  Cash distributions pursuant to the Plan of Reorganization................         (84)         (2,682)        (5,297)
  Shares repurchased per self-tender offer.................................          --              --        (75,000)
  Deferred finance costs and other financing activities....................      (1,025)         (3,957)       (10,857)
                                                                                -------       ---------      ---------
     Net cash provided by (used for) financing activities..................       1,792          28,604        (97,275)
                                                                                -------       ---------      ---------
  Net increase (decrease) in cash and cash equivalents.....................     (28,640)         43,265       (174,576)
  Cash and cash equivalents:
     Beginning of the period...............................................      66,163          22,898        197,474
                                                                                -------       ---------      ---------
     End of the period.....................................................     $37,523       $  66,163      $  22,898
                                                                                -------       ---------      ---------
                                                                                -------       ---------      ---------

                (See Notes to Consolidated Financial Statements)

                     HILLS STORES COMPANY AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                               COMMON STOCK       ADDITIONAL                               COMMON
                                            -------------------    PAID-IN     RETAINED    UNEARNED      SHAREHOLDERS'
                                              SHARES     AMOUNT    CAPITAL     EARNINGS   COMPENSATION     EQUITY
                                            ----------   ------   ----------   --------   ------------   -------------
Balance at January 28, 1995...............  10,804,784    $108     $229,967    $ 76,666     $     --       $ 306,741

Retirement of Common Stock (Note 20)......  (3,000,000)    (30)     (59,970)    (15,000)          --         (75,000)

Conversion of Preferred Stock.............   1,975,400      20       39,488          --           --          39,508

Exercise of stock options and warrants....       4,387      --           80          --           --              80

Exchange for Stock Rights (Note 12).......     198,271       2           (2)         --           --              --

Net loss..................................          --      --           --     (16,666)          --         (16,666)
                                            ----------    ----     --------    --------     --------       ---------

Balance at February 3, 1996...............   9,982,842     100      209,563      45,000           --         254,663

Conversion of Preferred Stock.............     234,674       2        4,692          --           --           4,694

Restricted stock grants...................     120,000       1        1,202          --       (1,203)             --

Amortization of restricted stock grants...          --      --           --          --          405             405

Other.....................................         245      --            7          --           --               7

Stock options issued under compensatory
  plan (Note 11)..........................          --      --           73          --           --              73

Net loss..................................          --      --           --     (35,058)          --         (35,058)
                                            ----------    ----     --------    --------     --------       ---------

Balance at February 1, 1997...............  10,337,761     103      215,537       9,942         (798)        224,784

Conversion of Preferred Stock.............      86,625       1        1,732          --           --           1,733

Amortization of restricted stock grants...          --      --           --          --          356             356

Issuance due to Associated Stock Purchase
  Plan (Note 11)..........................      21,901       1           58          --           --              59

Stock options issued under compensatory
  plan (Note 11)..........................          --      --           61          --           --              61

Net loss..................................          --      --           --      (9,015)          --          (9,015)
                                            ----------    ----     --------    --------     --------       ---------

Balance at January 31, 1998...............  10,446,287    $105     $217,388    $    927     $   (442)      $ 217,978
                                            ----------    ----     --------    --------     --------       ---------
                                            ----------    ----     --------    --------     --------       ---------

               (See Notes to Consolidated Financial Statements.)

                     HILLS STORES COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Reporting

     During fiscal year 1997, Hills Stores Company (HSC or the "Company") operated, through its wholly-owned subsidiary Hills Department Store Company ("HDSC"), a chain of 155 discount department stores located primarily in the Great Lakes and Ohio Valley regions of the United States. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts were reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal year 1995 was a fifty-three week year; fiscal years 1997 and 1996 were fifty-two week years.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose cost approximates market value due to the short maturity of the investments. Interest income of $0.7 million, $1.3 million and $1.8 million was included in interest expense, net for fiscal years 1997, 1996 and 1995, respectively.

  Inventories

     Inventories are valued using the retail method on the lower of last-in, first-out (LIFO) cost or market basis. LIFO cost at January 31, 1998, February 1, 1997 and February 3, 1996 exceeded the cost of inventory on a first-in, first-out basis; accordingly, there has been no LIFO charge.

  Depreciation and Amortization

     Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets, which is 27 1/2 years for buildings and range from five to eight years for fixtures and equipment. Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the lease term, considering renewal options that are likely to be exercised, or the estimated useful life of the related asset. Leasehold improvements are amortized principally over 15 years. Capital lease assets are depreciated over the lease term or the estimated useful life of the related asset.

  Deferred Financing Costs

     Net deferred financing costs of $9.9 million at January 31, 1998 and $11.4 million at February 1, 1997 were included in other assets and are being amortized on a straight-line basis over the estimated term of the related debt. Accumulated amortization of deferred financing costs was $4.2 million at January 31, 1998 and $1.7 million at February 1, 1997.

  Deferred Software Expenditures

     In fiscal year 1997, the Company had $24.8 million of deferred software expenditures relating to its information systems replacement program. These expenditures primarily represent direct costs of obtaining and modifying commercially available computer software and costs associated with developing internally used computer software. Expenditures such as Company payroll, contracted services, capitalized interest during the period that the software is not in service and other costs relating to the installation and testing of such software, are included in deferred software. When placed in service, these assets are generally amortized on a straight-line basis over seven years.

  Intangible Assets

     Beneficial lease rights are amortized using the straight-line method over the terms of the related leases. Accumulated amortization of beneficial lease rights was $3.3 million at January 31, 1998 and $2.5 million at February 1, 1997.

                     HILLS STORES COMPANY AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     Reorganization value in excess of amounts allocable to identifiable assets is being amortized over twenty years on a straight-line basis. (See Notes 3 and
16)

  Pre-opening Costs

     Pre-opening costs consist of direct costs of opening a store and are charged to operations within the fiscal year that a new store opens. The Company did not open any new stores in fiscal year 1997, opened 1 store in fiscal year 1996 and opened 10 stores during fiscal year 1995.

  Interest Capitalization

     The Company capitalizes interest incurred in connection with the construction and development of new stores, computer systems, and other major assets for the Company's own use. The Company capitalized interest of $1.4 million in fiscal year 1997 and $0.5 million in fiscal year 1995. No interest was capitalized during fiscal year 1996.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Significant estimates used in preparation of the consolidated financial statements include, but are not limited to, income tax liabilities, self-insurance liabilities for worker's compensation and general liability, store closing liabilities, physical inventory shortage allowances, and the estimated useful life of fixed and intangible assets.

  New Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which are effective for the Company's financial statements for the year ended January 31, 1999. The Company believes that neither pronouncement will have a material impact on its financial statements.

2. PROPERTY AND EQUIPMENT

     The components of property and equipment are listed below (in thousands):

                                                                       JANUARY 31,    FEBRUARY 1,
                                                                          1998           1997
                                                                       -----------    -----------
Fixtures and equipment..............................................    $ 164,816      $ 152,731
Leasehold improvements..............................................       66,247         56,802
Buildings...........................................................       16,192         16,192
Land................................................................        3,430          3,430
Improvements in progress............................................       16,629          3,633
                                                                        ---------      ---------
                                                                          267,314        232,788
Accumulated depreciation and amortization...........................      (84,202)       (59,087)
                                                                        ---------      ---------
                                                                        $ 183,112      $ 173,701
                                                                        ---------      ---------
                                                                        ---------      ---------

                     HILLS STORES COMPANY AND SUBSIDIARIES

3. REORGANIZATION VALUE IN EXCESS OF THE AMOUNTS ALLOCABLE TO IDENTIFIABLE
ASSETS

     The activity for reorganization value is presented below (in thousands):

                                                                       JANUARY 31,    FEBRUARY 1,
                                                                          1998           1997
                                                                       -----------    -----------
Balance at beginning of period......................................    $  97,508      $ 107,514
  Amortization......................................................       (5,850)        (6,050)
  Tax benefit applied to reduce reorganization value................       (2,546)        (2,592)
  Impairment of long-lived assets and store closings................           --         (1,364)
                                                                        ---------      ---------
Balance at end of period............................................    $  89,112      $  97,508
                                                                        ---------      ---------
                                                                        ---------      ---------

     Accumulated amortization was $32.0 million at January 31, 1998 and $26.2 million at February 1, 1997.

4. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Significant components of other accounts payable and accrued expenses are presented below (in thousands):

                                                                       JANUARY 31,    FEBRUARY 1,
                                                                          1998           1997
                                                                       -----------    -----------
Other accounts payable and accrued expenses:
  Accrued payroll and related costs.................................    $  20,880      $  22,074
  Taxes, other than income tax......................................       13,988         13,418
  Other.............................................................       42,935         46,260
                                                                        ---------      ---------
                                                                        $  77,803      $  81,752
                                                                        ---------      ---------
                                                                        ---------      ---------

5. SECURED CREDIT FACILITY

     The Company, through its wholly-owned operating subsidiary Hills Department Store Company (HDSC), maintains a $300 million secured credit facility (the "Facility"), which matures in February, 2001. Borrowings under the Facility include revolving working capital borrowings on a seasonal need basis and a $10 million term note. Maximum borrowings under the Facility are limited by an inventory-based borrowing base, as defined, and outstanding letters of credit; up to $200 million of the Facility is available to secure letters of credit. Borrowings under the Facility bear interest, at the option of the Borrowers, at either of (1) the Bank of America's "reference rate" plus a margin ranging up to 0.75% or (2) LIBOR plus a margin ranging from 1.5% to 2.5% (2.25% at January 31, 1998). The Company pays fees on the average undrawn letter of credit amount at an annual rate ranging from 1.5% to 2.25%, and pays commitment fees at an annual rate of 3/8% on the average daily unused portion of the commitment. Interest rates and fees on undrawn letter of credit amounts are determined quarterly by the Company's "excess cash flow", as defined. The Facility is secured by a security interest in tangible and intangible assets of HDSC, other than certain fixtures, equipment and real estate. The Facility is also guaranteed by the parent Company (HSC).

     The financial covenants under the secured credit agreement require that the Company maintain levels of consolidated net worth and consolidated cash flow in excess of certain defined or computed amounts. In addition, the Facility requires the outstanding principal balance of revolving loans to be zero for at least thirty consecutive days during the period from December 1 of each year to March 31 of the next year. The Agreement prohibits the payment of dividends on the Company's common stock and also contains, among other restrictions, provisions limiting to varying degrees: business combinations, the issuance of certain kinds of additional debt and the repurchase and prepayment of debt. Under the Agreement, HDSC is only permitted to make payments or transfers to the parent Company in the normal course of business as necessary for the parent Company to service its Senior Note interest obligations and to otherwise conduct its activities as a holding company. (Net assets of HDSC and its subsidiaries at January 31, 1998 totaled $451 million.)

                     HILLS STORES COMPANY AND SUBSIDIARIES

5. SECURED CREDIT FACILITY--(CONTINUED)

     The term loan component of the secured credit Facility requires quarterly payments of $500,000 beginning November 1998, and continuing until the earlier of (1) full payoff or (2) agreement termination (whereupon a balloon payment for the balance plus accrued and unpaid interest is payable).

     At January 31, 1998, the Company had $10 million of term loan borrowings under the Facility, had no revolving borrowings, had outstanding letters of credit totaling $40.3 million, had maintained its annual clean-up period for more than the required thirty consecutive days, and was in compliance with all covenants and restrictions.

     In connection with replacing the prior Facility with the above Facility in fiscal year 1996 with a new group of lenders, the Company recognized an extraordinary after-tax loss for early extinguishment of debt of $2.3 million ($3.8 million pretax) from the write-off of deferred financing costs related to the prior credit facility. Front-end fees in connection with the Facility were $2.9 million. Additionally, $0.9 million of fees were paid in connection with the two amendments during fiscal year 1997, which, among other things, extended the maturity of the Facility. These fees are being amortized over the life of the Facility.

6. LONG-TERM DEBT

     Long-term debt at each year-end consisted of (in thousands):

                                                                       JANUARY 31,    FEBRUARY 1,
                                                                          1998           1997
                                                                       -----------    -----------
12 1/2% Senior Notes, due 2003......................................    $ 195,000      $ 195,000
Secured term note (see Note 5)......................................       10,000             --
                                                                        ---------      ---------
                                                                          205,000        195,000
Less current portion of secured term note...........................         (500)            --
                                                                        ---------      ---------
Net long-term debt..................................................    $ 204,500      $ 195,000
                                                                        ---------      ---------
                                                                        ---------      ---------

     The 12 1/2% unsecured Senior Notes (the "Senior Notes") pay interest semiannually, are non-callable, and are unconditionally guaranteed by all the subsidiaries of the Company. The subsidiary guarantees are subordinate to borrowings under the secured credit facility (see Note 5). The Senior Notes contain covenants regarding limitations on debt incurrence and the issuance of preferred stock. Additionally, the Senior Notes place limitations on the Company and its subsidiaries relative to the payment of dividends or distributions.

     The estimated fair value of the Senior Notes was approximately $164 million at January 31, 1998 and $144 million at February 1, 1997. These values were based on quoted market prices in effect at those dates.

     In fiscal year 1996, in connection with the sale of the Senior Notes, the Company offered to redeem all of its outstanding 10.25% Senior Notes due 2003 (the "Old Senior Notes") at a redemption price equal to 101% of principal, plus accrued interest. Pursuant to this offer, the Company subsequently redeemed approximately $155 million of its approximately $157.5 million of outstanding Old Senior Notes. The Company later called for redemption of the approximately $2.5 million of remaining outstanding Old Senior Notes at the indenture specified price of 104% of principal plus accrued interest. In addition, the Company deposited, in trust, funds sufficient to redeem, upon issuance, approximately $2.5 million of Old Senior Notes yet to be issued under the terms of the Company's 1993 Plan of Reorganization (the "POR"). As a result of these transactions, the Company recognized an extraordinary after-tax loss for early extinguishment of debt of $2.0 million ($3.5 million pre-tax). The extraordinary loss included the redemption premiums and the write-off of the related deferred financing costs.

     Separate financial statements of the Company's subsidiary guarantors have not been provided because (1) the subsidiary guarantors constitute all of the Company's direct and indirect subsidiaries, (2) they have fully and unconditionally guaranteed the Senior Notes on a joint and several basis,
(3) their aggregate assets, liabilities, earnings and equity are substantially equivalent to those of the Company on a consolidated basis, and (4) separate financial statements are not deemed to be material to investors.

                     HILLS STORES COMPANY AND SUBSIDIARIES

7. LEASE COMMITMENTS

     The Company's operations are conducted predominantly in leased properties, which consist principally of retail outlets. Leases are generally for periods between twenty to thirty years plus renewal options and generally includes fixed rentals and rentals based on sales in excess of predetermined levels.

     The composition of property under capital leases, net of accumulated amortization, is shown below (in thousands):

                                                                       JANUARY 31,    FEBRUARY 1,
                                                                          1998           1997
                                                                       -----------    -----------
Retail outlets......................................................    $ 138,094      $ 138,094
Other...............................................................          982            982
                                                                        ---------      ---------
                                                                          139,076        139,076
Accumulated amortization............................................      (36,726)       (26,875)
                                                                        ---------      ---------
Property under capital leases, net..................................    $ 102,350      $ 112,201
                                                                        ---------      ---------
                                                                        ---------      ---------

     Consolidated rental expense under operating leases and rental expense based on sales in excess of predetermined levels under capital leases are presented below (in thousands):

                                                                  FISCAL YEAR     FISCAL YEAR     FISCAL YEAR
                                                                     ENDED           ENDED           ENDED
                                                                  JANUARY 31,     FEBRUARY 1,     FEBRUARY 3,
                                                                      1998            1997            1996
                                                                  ------------    ------------    ------------
Capital leases:
  Rental based on sales........................................     $    803        $    801        $  1,251
Operating leases:
  Minimum facility rentals.....................................       28,415          29,125          26,133
  Equipment and other rentals..................................       12,905          14,647          17,706
  Rental based on sales........................................        1,533           1,511           1,244
                                                                    --------        --------        --------
Consolidated rental expense....................................     $ 43,656        $ 46,084        $ 46,334
                                                                    --------        --------        --------
                                                                    --------        --------        --------

     At January 31, 1998, the financing obligations represent sale/leaseback arrangements. The related property associated with these transactions, which has a net book value of $62.4 million at January 31, 1998, remains in property and equipment on the Company's books and continues to be depreciated. The leases, which have terms from 42 months to ten years, include options to purchase some or all of the assets either at the end of the initial lease term or renewal periods at an amount not greater than the then current fair market value of the properties. During fiscal year 1996, the Company obtained $16.6 million of financing through such arrangements.

                     HILLS STORES COMPANY AND SUBSIDIARIES

7. LEASE COMMITMENTS--(CONTINUED)

     Minimum future lease commitments under non-cancelable leases in effect at January 31, 1998 are listed below (in thousands):

                                                         CAPITAL     FINANCING      OPERATING
FISCAL YEARS:                                             LEASES     OBLIGATIONS     LEASES       TOTAL
-------------                                            --------    -----------    ---------    --------
1998..................................................   $ 19,488      $ 8,369      $  35,290    $ 63,147
1999..................................................     19,159        7,699         30,817      57,675
2000..................................................     17,396        7,789         27,742      52,927
2001..................................................     16,931        6,257         24,906      48,094
2002..................................................     16,546        8,393         21,926      46,865
Thereafter............................................    151,754       17,389        122,674     291,817
                                                         --------      -------      ---------    --------
Minimum rental commitments............................   $241,274      $55,896      $ 263,355    $560,525
                                                                                    ---------    --------
                                                                                    ---------    --------
Less amount representing interest.....................    120,579       21,796
                                                         --------      -------
Present value of net minimum lease payments...........    120,695       34,100
Current portion.......................................     (6,776)      (3,765)
                                                         --------      -------
                                                         $113,919      $30,335
                                                         --------      -------
                                                         --------      -------

8. EMPLOYEE PLAN BENEFITS

  Post Retirement Benefits

     The Company accounts for post retirement benefits (such as health care) in accordance with Statement of Financial Accounting Standards No. 106: "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106"). This statement requires accrual of postretirement benefits during the years an employee provides services. Under FAS 106, the Company recognized expenses of $0.2 million in fiscal years 1997, 1996 and 1995, respectively. The Company funds benefit costs principally on a pay-as-you-go basis. The status of the plan is as follows (in thousands):

                                                                       JANUARY 31,    FEBRUARY 1,
                                                                          1998           1997
                                                                       -----------    -----------
Accumulated postretirement benefit obligation ("APBO") for: Active
  employees.........................................................    $   2,399      $   2,212
  Retirees..........................................................           83            303
                                                                        ---------      ---------
                                                                            2,482          2,515
Plan assets at fair value...........................................           --             --
                                                                        ---------      ---------
Unfunded APBO.......................................................        2,482          2,515
Unrecognized actuarial gain.........................................        1,352          1,329
                                                                        ---------      ---------
Accrued postretirement benefit cost.................................    $   3,834      $   3,844
                                                                        ---------      ---------
                                                                        ---------      ---------

     The assumed health care cost trend rate used in measuring the APBO was 10% in fiscal year 1997 (8% for Medicare eligible retirees); grading down to 5% (5% for Medicare eligible retirees) by fiscal year 2002 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would increase the APBO at the end of fiscal year 1997 by $367,400 (or by 15%) and the service and interest cost by $36,800 (or by 11%). The assumed discount rate used in determining the APBO was 7% for both years.

  401(k) Plan

     The Company offers a defined contribution 401(k) savings plan (the "401(k)") for employees meeting certain employment conditions. In addition to permitting employee contributions, the 401(k) plan provides for Company matching contributions. Company matching contributions were $3.0 million in fiscal year 1997, $3.6 million in fiscal year 1996 and $3.9 million in fiscal year 1995.

                     HILLS STORES COMPANY AND SUBSIDIARIES

9. HILLS STORES SERIES A CONVERTIBLE PREFERRED STOCK

     The Company is authorized to issue 15,000,000 shares of preferred stock, par value of $0.10 per share. Pursuant to the POR 5,000,000 of shares were authorized to be issued as Hills Stores Series A Convertible Preferred Stock the ("Preferred Stock"). As of January 31, 1998, a total of 50,060 shares of the 5,000,000 shares of the Preferred Stock remain to be issued pending resolution of pre-petition claims and interests pursuant to the POR.

     The Preferred Stock is convertible by the holders, at any time, into Hills Stores common stock at a rate of one share of Common Stock for each share of the Preferred Stock, subject to antidilution adjustments. During fiscal year 1997, 86,625 shares of the Preferred Stock were converted to common stock on a share for share basis. As of January 31, 1998 and February 1, 1997, 855,109 and 941,344 shares, respectively, were outstanding.

     Each share of Preferred Stock has one vote per share in the same class as the shares of common stock. The holders of the Preferred Stock are entitled to dividends when and if declared by the Board of Directors; however, dividend payments are restricted under the terms of the Facility and the Senior Notes. The Company does not expect to pay dividends in the foreseeable future.

     The Company may redeem, at its option prior to October 4, 2008, all or part of the outstanding Preferred Stock at $20 per share; and in any case shall redeem all of the outstanding shares of Preferred Stock on October 4, 2008 at $20 per share. Upon dissolution or liquidation of the Company, the holders of the Preferred Stock will be entitled to receive $20 per share out of the assets of the Company available for distribution to shareholders, in preference to the holders of common stock and any other class or series of capital stock of the Company that is junior to the Preferred Stock.

10. HILLS STORES COMMON STOCK

     Each holder of common stock has one vote per share and is entitled dividends when and if declared by the Board of Directors. However, dividend payments are restricted under the terms of the Facility and the Senior Notes. The Company does not expect to pay dividends in the foreseeable future. As of January 31, 1998, a total of 58,151 shares of common stock remain to be issued pending resolution of pre-petition claims and interests, pursuant to the POR.

11. STOCK COMPENSATION PLANS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments issued to employees. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25 ("APB 25"), the former standard. If the fair value provisions of FAS 123 are not adopted, companies are required to disclose the pro forma amounts of net earnings and earnings per share that would have been reported had these provisions been adopted. The Company has chosen to continue to recognize compensation expense under APB 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans, other than for options granted in connection with consulting services. Such compensation expense was $61,000 and $73,000 for fiscal years 1997 and 1996, respectively.

     The Company has stock-based compensation plans, which are described below.

  1993 Stock Option Plan

     In October 1993, the Company established an incentive and nonqualified stock option plan (the "Option Plan") providing for the grant of nonqualified stock options or incentive stock options. The options are granted at prices greater than or equivalent to the market price of the common stock on the date of each grant. The options

                     HILLS STORES COMPANY AND SUBSIDIARIES

11. STOCK COMPENSATION PLANS--(CONTINUED)

are generally subject to a five year vesting schedule, with initial vesting beginning one year from the date of the grant, and expire ten years from the date of the grant. A total of 1,303,763 shares of common stock are reserved for grants of options under the Option Plan. During fiscal years 1997, 1996 and 1995 eligible participants were allowed, for a limited time, to exchange existing options for new options with an exercise price of $5.00, $10.125 and $12.00, respectively. The 1997 repricing was for a reduced number of new options. The options exchanged in 1997 were subject to additional vesting restrictions, which prohibited exercise of any vested option for one year and 50% of the vested options for two years from the date of the repricing.

  1996 Directors Stock Option Plan

     During fiscal year 1996, the Company received shareholder approval of a stock option plan for non-employee members of the Board of Directors. The plan provided for an initial grant of 4,000 options to each non-employee member of the Board of Directors with subsequent annual automatic grants of 2,000 options. All options are granted at prices greater than or equivalent to the market price of the common stock on the date of each grant. The options are subject to a three year vesting schedule with vesting beginning from the date of the grant. A total of 100,000 shares of common stock are reserved for grants under the plan. In March 1997, participants were allowed to exchange existing options for a reduced number of new options with an exercise price of the greater of $5.00 or the closing share price on the date of acceptance. The repriced options were subject to additional vesting restrictions, which prohibited exercise of any vested option for one year and 50% of the vested options for two years from the date of the repricing.

  Restricted Stock Agreements

     In fiscal year 1996, the Company entered into restricted stock agreements with the Chairman of the Board and the President and Chief Executive Officer. Pursuant to the agreements, the Company issued 120,000 shares of common stock subject to certain restrictions. Unearned compensation was charged for the market value of the restricted shares, shown as a reduction of common shareholders' equity in the accompanying consolidated balance sheet, and is being amortized ratably over the restricted period. The weighted-average fair value of shares granted during fiscal year 1996 was approximately $10.00 per share. During fiscal years 1997 and 1996, approximately $356,000 and $405,000 respectively, was charged to expense.

  Pro Forma Information

     Had compensation cost for the Company's two fixed stock option plans and the associate stock purchase plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net loss and loss per share would have increased to the pro forma amounts indicated below:

                                                            1997        1996        1995
                                                          --------    --------    --------
Net loss
  As reported..........................................   ($ 9,015)   ($35,058)   ($16,666)
  Pro forma............................................   ($10,264)   ($36,349)   ($18,244)
Basic and diluted loss per share
  As reported..........................................   ($  0.87)   ($  3.42)   ($  1.70)
  Pro forma............................................   ($  0.99)   ($  3.55)   ($  1.86)

     The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. The pro forma disclosure does not include awards prior to 1995 or additional awards, which are anticipated to be made in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal years 1997, 1996 and 1995:

                     HILLS STORES COMPANY AND SUBSIDIARIES

11. STOCK COMPENSATION PLANS--(CONTINUED)

dividend yield of zero; expected volatility of 50%, risk-free interest rate of 6.22%, 5.83% and 5.77% respectively; and expected lives of five years.

     A summary of the status of the Company's fixed stock option plans as of January 31, 1998, February 1, 1997 and February 3, 1996, and changes during the years ending on those dates, is presented below:

                                      1997                            1996                             1995
                          ----------------------------    ----------------------------    ------------------------------
                                      WEIGHTED-AVERAGE                WEIGHTED-AVERAGE                  WEIGHTED-AVERAGE
     FIXED OPTIONS         SHARES     EXERCISE PRICE       SHARES     EXERCISE PRICE        SHARES      EXERCISE PRICE
-----------------------   --------    ----------------    --------    ----------------    ----------    ----------------
Outstanding at
  beginning of year....    871,580         $10.64          416,797         $12.36          1,014,021        $  18.48
Granted................    317,950           4.22          678,751          11.08            203,000           12.75
Exchanged November 4,
  1995.................         --             --               --             --           (337,200)          18.26
Issued in exchange on
  November 4, 1995.....         --             --               --             --            224,797           12.00
Exchanged on March 8,
  1996.................         --             --         (330,000)         12.00                 --              --
Issued in exchange on
  March 8, 1996........         --             --          330,000          10.12                 --              --
Exchanged on March 11,
  1997.................   (687,482)         10.58               --             --                 --              --
Issued in exchange on
  March 11, 1997.......    453,305           5.00               --             --                 --              --
Exercised..............         --             --               --             --             (4,300)          18.25
Forfeited..............   (106,739)          7.26         (223,968)         12.42           (683,521)          18.49
                          --------                        --------                        ----------
Outstanding at end of
  year.................    848,614           5.69          871,580          10.64            416,797           12.36
                          --------                        --------                        ----------
                          --------                        --------                        ----------

Options exercisable at
  year-end.............    200,715                         141,961                           231,894
Weighted-average fair
  value of options
  granted during the
  year.................   $   2.18                        $   5.60                        $     6.40

     The following table summarizes information about fixed stock options outstanding at January 31, 1998:

                                               OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                               ----------------------------------------------------    ----------------------------------
                                 NUMBER       WEIGHTED-AVERAGE     WEIGHTED-AVERAGE       NUMBER
                               OUTSTANDING      REMAINING            AVERAGE           EXERCISABLE AT    WEIGHTED-AVERAGE
  RANGE OF EXERCISE PRICE      AT 1/31/98     CONTRACTUAL LIFE     EXERCISEPRICES       1/31/1998        EXERCISE PRICE
----------------------------   -----------    -----------------    ----------------    --------------    ----------------
$2.75-$3.75.................       74,500         9.5 years            $   3.08               2,000          $   3.00
$3.88-$4.63.................      206,450         9.0 years            $   4.43                   0          $   0.00
$5.00-$5.13.................      438,214         7.9 years            $   5.01             136,844          $   5.00
$7.63-$18.25................      129,450         7.3 years            $  11.52              61,871          $  12.21
                                ---------                                                ----------
                                  848,614                                                   200,715
                                ---------                                                ----------
                                ---------                                                ----------

                     HILLS STORES COMPANY AND SUBSIDIARIES

   Associate Stock Purchase Plan

     Under the Associate Stock Purchase Plan, the Company is authorized to issue up to 500,000 shares of common stock to its full-time employees. Under the terms of the Plan, during each semiannual subscription period associates can choose to have up to 10 percent of their annual base earnings, up to $25,000, withheld to purchase the Company's common stock. The purchase price of the stock is 85 percent of the lower of its market price at the commencement date or at the termination date of each offering period. During fiscal year 1997, the Company issued 21,901 shares pursuant to this plan. The Company anticipates issuing approximately 25,000 shares for the subscription period ending on June 30, 1998.

12. SERIES 1993 STOCK RIGHTS

     Each Series 1993 Stock Right (the "Stock Right") entitles the holder to acquire, at $0.01 per share, shares of common stock, subject to antidilution adjustments, as determined pursuant to a formula which is based on the Company's pro forma utilization of certain tax benefits as defined in the Stock Right Agreements. Shares under the Stock Right Agreements are not available for issuance until vested. During 1995, the Company repurchased 693,949 of its 700,000 outstanding stock rights in exchange for 198,271 shares of newly issued common stock. The aggregate par value of the newly issued common stock was reclassified from additional paid-in capital to common stock. As of January 31, 1998 and February 1, 1997, 6,051 rights were outstanding.

13. SERIES 1993 WARRANTS

     Each Series 1993 Warrant entitles the holder to purchase, subject to antidilution adjustments, one share of common stock at $30 per share. The Warrants are callable by the Company at $.01 per Warrant at any time after October 4, 1998 if the average closing price of common stock, subject to antidilution adjustments, for a period of thirty consecutive trading days is equal to or greater than $35 per share. The Warrants expire on October 4, 2000. During fiscal year 1995, 87 warrants were exercised. None were exercised during fiscal years 1997 and 1996. As of January 31, 1998 and February 1, 1997, 432,903 warrants were outstanding and 432,903 shares of common stock were reserved for issuance upon exercise of the warrants.

14. RIGHTS AGREEMENT

     Pursuant to a Rights Agreement adopted on August 16, 1994, the Company declared a distribution of one purchase right (the "Right") for each share of Common Stock and Preferred Stock then outstanding. Each Right would initially entitle the holder to purchase, subject to adjustment, one one-thousandth share of the Company's Series B Participating Cumulative Preferred Stock, consisting of 55,000 shares authorized, $.10 par value per share, at an exercise price of $75 per one one-thousandth share. Each share of Common Stock and Preferred Stock issued after August 16, 1994 will also have one Right attached. The Rights expire August 16, 2004 and, under certain conditions, may be redeemed by the Company at a price of $.01 per Right. The Rights have no voting or dividend privileges and are not currently separable from the capital stock. The Rights would become exercisable if certain events occurred relating to a person or group (the "Acquiring Person") acquiring or attempting to acquire 20% or more of the outstanding shares of capital stock other than through a qualifying tender offer. Upon the occurrence of such an event, each Right (except the Rights beneficially owned by the Acquiring Person, which become null and void) entitles its holder to purchase for $75 the economic equivalent of Common Stock, or in certain circumstances, securities of the Acquiring Person, or its affiliate, worth twice as much. After there is an Acquiring Person, the Rights may be exchanged, at the election of the Company, for consideration per Right consisting of one-half of the securities that would otherwise be issuable at that time.

15. IMPAIRMENT OF LONG-LIVED ASSETS AND STORE CLOSINGS

     Effective February 4, 1996, the Company adopted Statement of Financial Accounting Standards No. 121: "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"). FAS 121 requires that the carrying value of long-lived tangible and certain intangible assets be evaluated

                     HILLS STORES COMPANY AND SUBSIDIARIES

15. IMPAIRMENT OF LONG-LIVED ASSETS AND STORE CLOSINGS--(CONTINUED)

periodically in relation to the operating performance and estimated future cash flows of the underlying assets. In accordance with FAS 121, the Company recognized a pre-tax charge of $23.6 million ($11.7 million in the first quarter of fiscal 1996 and $11.9 million in fourth quarter of fiscal 1996, in connection with the store closings and impairments) to reduce the carrying value of certain of its long-lived tangible and intangible assets to their estimated fair market value. The impaired assets include property and equipment, beneficial lease rights and reorganization value related to under performing stores. The fair value was based on estimated future cash flows to be generated by these stores, discounted at a rate commensurate with the risks involved.

     In January 1997, the Company announced plans to close ten stores during the first quarter of fiscal year 1997 as part of its initiatives to improve profitability. In connection with these closures, the Company recorded in fiscal year 1996 a pretax charge of $10.1 million to cover costs for disposal of inventories ($5.3 million), lease terminations, net ($3.2 million), and other related costs ($1.6 million).

     During fiscal year 1997, approximately $4.8 million was incurred and charged against the accrual for store closings, consisting primarily of cash payments relating to lease terminations. The majority of the January 31, 1998 liability totaling $6.9 million is expected to be paid during fiscal years 1998 and 1999.

     These 10 stores generated 4.6% and 3.9% of the total net sales of the Company during fiscal years 1996 and 1995, respectively. In addition, these stores had operating losses, excluding corporate overhead allocations, of $4.3 million and $1.7 million for fiscal years 1996 and 1995.

16. INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109: "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, deferred taxes are computed on the difference between the bases of assets and liabilities for tax reporting purposes and their corresponding bases for financial reporting purposes. Deferred tax assets, net of appropriate valuation reserves, may be recorded.

     Temporary differences and carry forwards which give rise to significant deferred tax assets and liabilities are as follows (in thousands):

                                                              JANUARY 31, 1998        FEBRUARY 1, 1997
                                                            --------------------    --------------------
                                                            DEFERRED    DEFERRED    DEFERRED    DEFERRED
                                                              TAX         TAX         TAX         TAX
                                                             ASSET      LIABILITY    ASSET      LIABILITY
                                                            --------    --------    --------    --------
Net operating loss and tax credit carry forwards.........   $ 74,369    $     --    $ 58,307    $     --
Capital lease obligations................................     46,943          --      49,959          --
Assets under capital leases..............................         --      39,303          --      45,544
Accrued expenses.........................................     33,144          --      37,102          --
Beneficial lease rights..................................     14,800          --      17,161          --
Property and equipment...................................         --      21,155          --      15,359
Inventories..............................................      5,356          --      11,922          --
Financing obligation--sale/leaseback.....................      8,984          --      11,717          --
Other....................................................     10,421          --      10,629          --
                                                            --------    --------    --------    --------
Total deferred taxes.....................................    194,017      60,458     196,797      60,903
Valuation allowance......................................    (78,034)         --     (81,318)         --
                                                            --------    --------    --------    --------
Net deferred taxes.......................................   $115,983    $ 60,458    $115,479    $ 60,903
                                                            --------    --------    --------    --------
                                                            --------    --------    --------    --------

     The consummation of the POR resulted in a change in ownership for federal income tax purposes. Subsequent to the POR, a second change in ownership occurred for federal income tax purposes. As a result, the Company's ability to utilize its net operating loss and tax credit carry forwards is subject to an annual limitation of $15.8 million. This limitation may be changed if additional changes in ownership (generally determined by the

                     HILLS STORES COMPANY AND SUBSIDIARIES

16. INCOME TAXES--(CONTINUED)

creation of new 5% equity ownership blocks, accumulating to 50%, over a rolling three year period) are deemed to occur subsequent to the second ownership change. For fiscal years 1996 and 1997, the Company generated estimated net operating tax loss carry forwards of $19.7 million. Total deferred tax assets as of January 31, 1998, include $78.0 million of deferred tax assets which arose before the Company's emergence from bankruptcy and which have been fully reserved. For financial reporting purposes, any benefit derived from the reduction of the valuation allowance related to deferred tax assets in existence at October 4, 1993 will not be credited to the tax provision, but instead will ultimately reduce Reorganization Value.

     Federal income tax carry forwards at January 31, 1998 consisted of $3.0 million of Alternative Minimum Tax credits which do not expire, and net operating losses and general business credits which expire as follows (in thousands):

                                                             NET OPERATING      TAX
                                                               LOSSES         CREDITS
                                                             -------------    -------
FISCAL YEARS:
2000......................................................     $      --      $   413
2001......................................................            --          797
2002......................................................            --          664
2003......................................................            --        1,369
2004......................................................           329        2,196
2005......................................................            --        1,547
2006......................................................        60,901          949
2007......................................................        56,848          797
2008......................................................        10,954          944
2009......................................................            --          174
2010......................................................            --          492
2011......................................................        21,519           --
2012......................................................        19,661           --
                                                               ---------      -------
                                                               $ 170,212      $10,342
                                                               ---------      -------
                                                               ---------      -------

     The provision (benefit) for income taxes consists of the following components (in thousands):

                                                                      FISCAL YEAR ENDED
                                                          -----------------------------------------
                                                          JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                            1998            1997           1996
                                                          -----------    -----------    -----------
Current provision:
  Federal..............................................     ($3,096)      ($  3,673)     $     227
  State and local......................................        (301)           (587)            23
                                                            -------       ---------      ---------
                                                             (3,397)         (4,260)           250
Deferred provision:
  Federal..............................................        (865)         (9,159)        (9,986)
  State and local......................................         (84)         (3,173)        (1,274)
                                                            -------       ---------      ---------
                                                               (949)        (12,332)       (11,260)

Amount to be applied to reorganization value...........       2,546           2,592         14,197
                                                            -------       ---------      ---------
Total tax provision (benefit)..........................     ($1,800)      ($ 14,000)     $   3,187
                                                            -------       ---------      ---------
                                                            -------       ---------      ---------

                     HILLS STORES COMPANY AND SUBSIDIARIES

16. INCOME TAXES--(CONTINUED)

     The income tax provision in each of the periods presented reflects an effective tax rate that differs from the statutory federal income tax rate for those periods. For net earnings (loss) from operations before extraordinary items, the table below reconciles the federal statutory rate to the effective tax rate.

                                                                                FISCAL YEAR ENDED
                                                                    -----------------------------------------
                                                                    JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                                      1998           1997           1996
                                                                    -----------    -----------    -----------
Statutory tax rate...............................................      (35.0%)        (35.0%)        (35.0%)
State and local income taxes, net of federal tax benefit.........       (0.6)          (2.7)           3.7
Goodwill.........................................................       18.9            5.8           20.1
Targeted jobs credit and other, net..............................        0.1            0.6            0.7
Change in control costs..........................................         --             --           34.2
                                                                       -----          -----          -----
Effective tax rate...............................................      (16.6%)        (31.3%)         23.7%
                                                                       -----          -----          -----
                                                                       -----          -----          -----

     The IRS is nearing completion of its audit of fiscal years 1991, 1992 and 1993. The Company has filed a Protest to certain adjustments proposed by the IRS. The Company does not believe the final adjustments resulting from this examination would have a material adverse effect on the Company's financial condition.

17. EARNINGS PER SHARE

     In fiscal year 1997, the Company adopted Statement of Financial Accounting Standards Number 128, "Earnings per Share" ("FAS 128"). FAS 128 requires the presentation of "basic" earnings per share (income applicable to common shareholders divided by the weighted-average number of common shares outstanding during the period) and "diluted" earnings per share (which gives effect to all dilutive potential common shares that were outstanding during the period). All prior-period earnings per share data have been restated to conform to FAS 128. Basic and diluted earnings per share are the same for the periods ended
January 31, 1998, February 1, 1997 and February 3, 1996, as all common stock equivalents are antidilutive, due to the net loss incurred during these periods.

     Basic earnings per share was computed based on the weighted average number of common shares assumed to be outstanding during each period. Such shares amounted to 10,387,080, 10,252,022 and 9,809,675 for fiscal years 1997, 1996 and
1995, respectively.

     If the impact would be dilutive, the following securities would be included in the calculation of diluted earnings per share: preferred stock, stock options, Series 1993 Warrants and stock rights (contingently issuable as described in Note 14).

18. COMMITMENTS AND CONTINGENCIES

     In September 1995, the Company and HDSC filed a suit in the Court of Chancery of the State of Delaware against the former members of the Board of Directors (the "Former Directors") of the Company. That action seeks, among other things, recovery of damages caused by the breach by the Former Directors of their fiduciary duties to shareholders arising from the refusal of the Former Directors to approve the change in control which took place on July 5, 1995 (the "1995 Change of Control") following the election of seven replacement directors by the shareholders of the Company. In October 1995 the defendants filed a motion to dismiss the suit. In February 1996, the court granted a motion of the Former Directors to stay discovery pending the outcome of their motion to dismiss. In March 1997, the court denied the Former Directors' motion to dismiss.

     In April 1997, three of the Former Directors, Michael Bozic, Norman S. Matthews and John G. Reen, filed a counterclaim against the Company and the seven replacement directors seeking damages of not less than $2.5 million for breach of contract, unjust enrichment and intentional interference with contractual relations arising out of allegations that the Company improperly failed to honor their request to exercise stock options. The

                     HILLS STORES COMPANY AND SUBSIDIARIES

18. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

Company believes the counterclaim is without merit and has denied the allegations and asserted various defenses. Discovery is ongoing in the case.

     In August 1995, in the Court of Chancery of the State of Delaware, three shareholders of the Company, Gayle Dolowich, Ivan J. Dolowich and Joseph Weiss, filed a class action lawsuit against the seven new directors of the Company elected at the 1995 annual meeting, Dickstein Partners Inc. ("Dickstein Partners") and the Company. In November 1995, the plaintiffs amended their complaint to include a shareholder's derivative cause of action against the Former Directors for breach of their fiduciary duties to the Company and its shareholders. In the amended complaint, the plaintiffs claim (under Section 225 of the Delaware Corporation Code) that in connection with Dickstein Partners effort to solicit proxies in support of the election of its nominees for directors of the Company, Dickstein Partners issued a number of false and misleading statements regarding its offer to acquire all of the Company's shares it did not already own. On the Section 225 claim, the plaintiffs seek an order nullifying the election of directors and declaring there has been "no change of control" of the Company. The derivative cause of action seeks damages against the Former Directors. In January 1996 in the same Delaware Chancery Court, another shareholder, Peter M. Fusco, filed a substantially similar class action and shareholder derivative suit against the parties named in the Dolowich suit. The Former Directors filed a motion to dismiss the Dolowich and Fusco suits, and in March 1997 the court denied that motion.

     The Company is also involved in various suits and claims in the ordinary course of business.

     Management does not believe that the disposition of such suits and claims will have a material adverse effect upon the continuing operations and financial position of the Company.

19. CHANGE IN CONTROL

     On July 5, 1995, following a proxy contest in connection with the annual meeting of shareholders held on June 23, 1995, nominees of Dickstein Partners were certified as being elected to the Board of Directors. The Company reimbursed Dickstein Partners for, or directly paid, approximately $1.9 million in third-party fees and expenses incurred or committed to by Dickstein Partners in connection with the proxy contest and the related acquisition proposal of Dickstein Partners. This amount included $1.0 million paid by the Company to the financial advisor of Dickstein Partners, in respect of the advisor's proposal to refinance the indebtedness of the Company accelerated as a result of the election of the Dickstein Partners nominees. These costs are included in the Consolidated Statements of Operations in costs related to change in control.

     In connection with the change in control, the Company recognized $45.5 million in expense, including $31.0 million related to severance and retirement payments, including certain taxes attributable thereto, to six senior executives, a consultant to the Company and approximately twenty associates of the Company, $6.0 million paid to holders of the Senior Notes, and legal and other miscellaneous change in control costs.

20. SELF-TENDER FOR COMMON STOCK

     In August 1994, Dickstein Partners, L.P., et al. ("Dickstein") commenced a consent solicitation to replace four members of the then current Board of Directors with Dickstein nominees. In response to the Dickstein consent solicitation, the Company's Board of Directors announced a program to enhance shareholder value, including the approval of a self-tender to purchase up to 3,000,000 common shares at $25 per share in cash. Effective February 21, 1995, the Company accepted for payment 3,000,000 shares of Common Stock which were validly tendered pursuant to the Company's offer, and for which payment of $75,000,000 was made in March 1995. The excess of the purchase price over the original issue price of the Common Stock, or $15,000,000, was charged to retained earnings. In connection with this offer, 561,863 shares of Preferred Stock were converted to Common Stock.

                     HILLS STORES COMPANY AND SUBSIDIARIES

21. STATEMENTS OF CASH FLOWS

     Supplemental disclosures of cash flow information are presented in the table below:

                                                                                FISCAL YEAR ENDED
                                                                    -----------------------------------------
                                                                    JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
(IN THOUSANDS)                                                        1998           1997           1996
                                                                    -----------    -----------    -----------
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Preferred stock conversions to common stock....................     $ 1,733        $ 4,694        $39,508
  Capital lease obligations, net.................................          --          3,735             --

CASH PAID:
  Interest.......................................................      50,059         50,122         38,655
  Income taxes...................................................        (834)        (8,956)        17,877

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(IN THOUSANDS,                                             FIRST       SECOND      THIRD       FOURTH
EXCEPT PER SHARE AMOUNTS)                                 QUARTER     QUARTER     QUARTER     QUARTER
                                                          --------    --------    --------    --------
FISCAL YEAR 1997
Net sales..............................................   $353,504    $349,269    $434,555    $630,946
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Gross profit...........................................   $ 96,784    $ 86,148    $115,101    $163,906
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Net earnings (loss)(2)                                    $ (9,820)   $(16,119)   $ (3,946)   $ 20,870(1)
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Basic earnings (loss) per common share.................   $  (0.95)   $  (1.56)   $  (0.38)   $   2.00
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Diluted earnings (loss) per common share(3)............   $  (0.95)   $  (1.56)   $  (0.38)   $   1.84
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
FISCAL YEAR 1996
Net sales..............................................   $370,248    $388,600    $460,983    $658,646
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Gross profit...........................................   $ 99,263    $ 97,691    $120,831    $168,339
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Loss before extraordinary loss.........................   $(14,738)   $(10,321)   $ (2,804)   $ (2,917)
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Net loss(2)............................................   $(14,738)   $(12,367)   $ (5,036)   $ (2,917)
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Basic loss per common share:
  Loss before extraordinary loss.......................   $  (1.45)   $  (1.01)   $  (0.27)   $  (0.28)
  Extraordinary loss...................................         --      ( 0.20)     ( 0.22)         --
                                                          --------    --------    --------    --------
  Net loss.............................................   $  (1.45)   $  (1.21)   $  (0.49)   $  (0.28)
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------
Diluted loss per common share:
  Loss before extraordinary loss.......................   $  (1.45)   $  (1.01)   $  (0.27)   $  (0.28)
  Extraordinary loss...................................         --       (0.20)      (0.22)         --
                                                          --------    --------    --------    --------
  Net loss.............................................   $  (1.45)   $  (1.21)   $  (0.49)   $  (0.28)
                                                          --------    --------    --------    --------
                                                          --------    --------    --------    --------

------------------
(1) Operating expenses for the fourth quarter and fiscal year ended January 31, 1998 included approximately $0.5 million of business process reengineering costs, incurred primarily during fiscal year 1997 in connection with the Company's systems replacement initiatives, and charged to earnings as required by Emerging Issues Task Force Issue 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation".

                                              (Footnotes continued on next page)

                     HILLS STORES COMPANY AND SUBSIDIARIES

 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)--(CONTINUED)

(Footnotes continued from previous page)

(2) In fiscal year 1997, the Company modified its approach to calculate the interim income tax benefit compared with the approach used in fiscal year 1996. The Company believes the approach used more appropriately reflects income taxes on a quarterly basis for 1997. Had the 1997 approach been used in 1996, the income tax provision for the fourth quarter would have been reduced, and the net loss decreased, by approximately $9.9 million or $0.96 per share, respectively.

   In the fourth quarter of fiscal year 1996, income tax expense included a charge of $22.8 million as the result of a lower full year effective rate than the estimated used in the first three-quarters of the fiscal year.

(3) Diluted average shares outstanding used in the quarterly earnings per share calculations, excluding the fourth quarter in fiscal year 1997, do not include Preferred Shares, as the effect of the inclusion of such additional shares would be anti-dilutive.

                                4,000,000 SHARES



                                   [ LOGO ]


                          AMES DEPARTMENT STORES, INC.

                                  Common Stock


                          ---------------------------
                                   PROSPECTUS
                                            , 1999
                          ---------------------------


                                LEHMAN BROTHERS

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                            BEAR, STEARNS & CO. INC.

                         JOHNSON RICE & COMPANY L.L.C.

                           TUCKER ANTHONY CLEARY GULL

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by Ames Department Stores, Inc. (the "Registrant") in connection with the sale of the common stock being registered, all of which will be paid by the Registrant.


                                                                 AMOUNT TO
                                                                  BE PAID
                                                                 ---------
SEC registration fee..........................................   $  45,870
NASD filing fee...............................................      30,500
NASDAQ Stock Market listing fee...............................      17,500
Legal fees and expenses.......................................     250,000
Accounting fees and expenses..................................      80,000
Printing and engraving........................................     200,000
Transfer agent fees...........................................       2,500
Miscellaneous.................................................      75,000
                                                                 ---------
     Total....................................................   $ 701,370
                                                                 ---------
                                                                 ---------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the "DGCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or
(iv) for any transaction from which a director derived an improper personal benefit. Article Fifth of the Amended and Restated Certificate of Incorporation of the Registrant provides that, to the fullest extent permitted by the DGCL, no director of the Registrant shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

     The bylaws of the Registrant provide for the indemnification of directors and officers to the extent permitted by the DGCL. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer has no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that (i) to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; and (ii) indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. In addition, Section 145 empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

ITEM 16. EXHIBITS


 EXHIBIT
  NUMBER     EXHIBIT DESCRIPTION
----------   -------------------
   *1.1       --   Form of Underwriting Agreement.
    2.1       --   Third Amended and Restated Plan of Reorganization of Ames Department Stores, Inc. and the other members of the Ames Group, Citibank, N.A., as Agent, the Parent Creditor's Committee, the
                   Subsidiaries Creditor's Committee, the Bondholders' Committee and the Employees' Committee dated
                   October 23, 1992 (incorporated herein by reference to Exhibit 2 of the Registrant's Report on
                   Form 8-K filed with the Commission on December 31, 1992).
    2.2       --   Statement of the Ames Group with respect to conditions to Consummation of Third Amended and
                   Restated Joint Plan of Reorganization of Ames Department Stores, Inc. and the other members of the
                   Ames Group, Citibank, N.A., the Parent Creditor's Committee, Subsidiaries Creditors' Committee,
                   Bondholders' Committee and Employees' Committee dated December 28, 1992 (incorporated herein by reference to Exhibit 2B of the Registrant's Report on Form 8-K filed with the Commission on
                   December 31, 1992).
    2.3       --   Ames Department Stores, Inc. Information Supplementing Disclosure Statement dated December 29,
                   1992 (incorporated herein by reference to Exhibit 2C of the Registrant's Report on Form 8-K filed with the Commission on December 31, 1992).
    2.4       --   Agreement and Plan of Merger, dated as of November 12, 1998, among Ames Department Stores, Inc.,
                   HSC Acquisition Corp. and Hills Stores Company (incorporated herein by reference to
                   Exhibit 99(c)(1) of the Registrant's Schedule 14D-1 filed with the Commission on November 12,
                   1998).
    3.1       --   Amended and Restated Certificate of Incorporation of Ames Department Stores, Inc. (incorporated herein by reference to the Registrant's definitive proxy filed with the Commission on April 8,
                   1996).
    3.2       --   Bylaws of Ames Department Stores, Inc. as amended February 23, 1995 (incorporated by reference to
                   Exhibit 3(b) of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 28,
                   1995 filed with the Commission on April 10, 1995).
    4.1       --   Specimen certificate for shares of Common Stock, $.01 par value, of Ames Department Stores, Inc.
                   (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 on Form 8-A to the
                   Registrant's Registration Statement on Form 8, as filed with the Commission on December 29, 1992.
    4.2       --   Series B Warrant Certificate for Purchase of New Common Stock of Ames Department Stores, Inc.
                   (incorporated herein by reference to Form 8-A filed with the Commission on December 11, 1992).
    4.3       --   Rights Agreement, dated as of November 30, 1994, between Ames Department Stores, Inc. and Chemical
                   Bank, as Rights Agent (incorporated herein by reference to Exhibit 4 of the Registrant's Quarterly
                   Report on Form 10-Q for the quarterly period ended October 29, 1994 filed with the Commission on
                   December 13, 1994).

 EXHIBIT
  NUMBER     EXHIBIT DESCRIPTION
----------   -------------------
   *4.4       --   Indenture, dated as of April 27, 1999, relating to Ames Department Stores, Inc.'s 10% Senior Notes due 2006.
    4.5       --   Indenture, dated as of April 19, 1996 relating to Hills Stores Company's 12 1/2% Senior Notes due
                   2003 (incorporated herein by reference to Exhibit 4.10 of Hills Stores Company's Quarterly Report
                   on Form 10-Q for the quarter ended May 4, 1996 filed with the Commission on June 6, 1996).
   *4.6       --   First Supplemental Indenture, dated as of December 24, 1998, to Indenture dated as of April 19,
                   1996, among Hills Stores Company, as issuer, the guarantors named therein and State Street Bank and Trust Company, as trustee.
   *4.7       --   Second Supplemental Indenture, dated as of April 15, 1999, to Indenture dated as of April 19,
                   1996, among Ames Department Stores, Inc., Hills Stores Company, the guarantors named therein and
                   State Street Bank and Trust Company, as trustee.
   *5         --   Opinion of David H. Lissy, Esq. with respect to the validity of securities being offered.
   10.1       --   Retirement and Savings Plan as restated December 27, 1984, and Amendment No. 1 (incorporated herein by reference to Exhibit 10(n) of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 26, 1985 filed with the Commission on April 24, 1985).
   10.2       --   Settlement Agreement, dated March 31, 1994, between Ames Department Stores, Inc. and Subsidiaries and Wertheim Schroder & Co. Incorporated and James A. Harmon (incorporated herein by reference to
                   Exhibit 10 of the Registrant's Report on Form 8-K filed with the Commission on April 8, 1994).
   10.3       --   1994 Management Stock Option Plan (incorporated herein by reference to the Registrant's definitive proxy statement filed with the Commission on May 5, 1994).
   10.4       --   1994 Non-Employee Directors Stock Option Plan, as amended (incorporated by reference to the
                   Registrant's definitive proxy statement filed with the Commission on April 13, 1998).
   10.5       --   1995 Long Term Incentive Plan (incorporated by reference to the Registrant's definitive proxy statement filed with the Commission on April 10, 1995).
   10.6       --   Employment Agreement, dated March 23, 1999, between Ames Department Stores, Inc. and Denis Lemire
                   (incorporated herein by reference to Exhibit 10 of the Registrant's Report on Form 8-K filed with the Commission on April 2, 1999).
   10.7       --   Employment Agreement, dated March 23, 1999, between Ames Department Stores, Inc. and Rolando de
                   Aguiar (incorporated herein by reference to Exhibit 10 of the Registrant's Report on Form 8-K
                   filed with the Commission on April 2, 1999).
   10.8       --   Employment Agreement, dated June 1, 1998, between Ames Department Stores, Inc. and Joseph R.
                   Ettore (incorporated herein by reference to Exhibit 10(j) of the Registrant's Report on Form 8-K
                   filed with the Commission on June 30, 1998).
   10.9       --   Second Amended and Restated Credit Agreement, dated December 31, 1998, (the "Credit Agreement"), among certain financial institutions, as Lenders, Bank of America NT&SA, as the Administrative
                   Agent, and Ames FS, Inc., Ames Merchandising Corporation and Hills Department Store Company
                   (incorporated herein by reference to Exhibit 10(k) of the Registrant's Report on Form 8-K filed with the Commission on January 15, 1999).
   10.10      --   Post Merger Transition and Agency Agreement, dated as of December 31, 1998, among the Gordon
                   Brothers Retail Partners, LLC, The Nassi Group, LLC, Hills Stores Company, Hills Department Stores
                   Company and Ames Merchandising Corporation (incorporated herein by reference to Exhibit 10(l) of the Registrant's Report on Form 8-K filed with the Commission on January 15, 1999).
  *10.11      --   Amendment Agreement, dated as of April 16, 1999, to the Credit Agreement.
  *10.12      --   Registration Rights Agreement, dated as of April 27, 1999, relating to Ames Department Stores,
                   Inc.'s 10% Senior Notes due 2006.
  *21         --   Subsidiaries of Ames Department Stores, Inc.
  *23.1       --   Consent of David H. Lissy, Esq. (included in Exhibit 5).
 **23.2       --   Consent of Arthur Andersen LLP.
 **23.3       --   Consent of Deloitte & Touche LLP.
 **24         --   Power of Attorney (included on the signature page of this Registration Statement, as filed on
                   April 5, 1999).


------------------
 * Filed herewith.

** Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rocky Hill, State of Connecticut, on April 27, 1999.



                                     AMES DEPARTMENT STORES, INC.
                                     By:  /s/ ROLANDO DE AGUIAR
                                         ----------------------------------
                                         Name: Rolando de Aguiar
                                         Title: Executive Vice President and
                                                Chief Financial and
                                                Administrative Officer



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                 SIGNATURE                                       TITLE                              DATE
                 ---------                                       -----                              ----
/s/                  *                        President, Chief Executive Officer               April 27, 1999
-----------------------------------------     and Director
              Joseph R. Ettore

/s/          ROLANDO DE AGUIAR                Executive Vice President                         April 27, 1999
-----------------------------------------     and Chief Financial and Administrative
             Rolando de Aguiar                Officer

/s/                  *                        Director                                         April 27, 1999
-----------------------------------------
             Francis X. Basile

/s/                  *                        Chairman of the Board                            April 27, 1999
-----------------------------------------
                Paul Buxbaum

/s/                  *                        Director                                         April 27, 1999
-----------------------------------------
                 Alan Cohen

/s/                  *                        Director                                         April 27, 1999
-----------------------------------------
             Richard M. Felner

/s/                  *                        Director                                         April 27, 1999
-----------------------------------------
             Sidney S. Pearlman

/s/                  *                        Director                                         April 27, 1999
-----------------------------------------
              Laurie M. Shahon


                *By:   /s/ DAVID H. LISSY
                    -----------------------
                         David H. Lissy,
                         Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER     EXHIBIT DESCRIPTION
----------   -------------------
   *1.1       --   Form of Underwriting Agreement.
    2.1       --   Third Amended and Restated Plan of Reorganization of Ames Department Stores, Inc. and the other members of the Ames Group, Citibank, N.A., as Agent, the Parent Creditor's Committee, the
                   Subsidiaries Creditor's Committee, the Bondholders' Committee and the Employees' Committee dated
                   October 23, 1992 (incorporated herein by reference to Exhibit 2 of the Registrant's Report on
                   Form 8-K filed with the Commission on December 31, 1992).
    2.2       --   Statement of the Ames Group with respect to conditions to Consummation of Third Amended and
                   Restated Joint Plan of Reorganization of Ames Department Stores, Inc. and the other members of the
                   Ames Group, Citibank, N.A., the Parent Creditor's Committee, Subsidiaries Creditors' Committee,
                   Bondholders' Committee and Employees' Committee dated December 28, 1992 (incorporated herein by reference to Exhibit 2B of the Registrant's Report on Form 8-K filed with the Commission on
                   December 31, 1992).
    2.3       --   Ames Department Stores, Inc. Information Supplementing Disclosure Statement dated December 29,
                   1992 (incorporated herein by reference to Exhibit 2C of the Registrant's Report on Form 8-K filed with the Commission on December 31, 1992).
    2.4       --   Agreement and Plan of Merger, dated as of November 12, 1998, among Ames Department Stores, Inc.,
                   HSC Acquisition Corp. and Hills Stores Company (incorporated herein by reference to
                   Exhibit 99(c)(1) of the Registrant's Schedule 14D-1 filed with the Commission on November 12,
                   1998).
    3.1       --   Amended and Restated Certificate of Incorporation of Ames Department Stores, Inc. (incorporated herein by reference to the Registrant's definitive proxy filed with the Commission on April 8,
                   1996).
    3.2       --   Bylaws of Ames Department Stores, Inc. as amended February 23, 1995 (incorporated by reference to
                   Exhibit 3(b) of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 28,
                   1995 filed with the Commission on April 10, 1995).
    4.1       --   Specimen certificate for shares of Common Stock, $.01 par value, of Ames Department Stores, Inc.
                   (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 on Form 8-A to the
                   Registrant's Registration Statement on Form 8, as filed with the Commission on December 29, 1992.
    4.2       --   Series B Warrant Certificate for Purchase of New Common Stock of Ames Department Stores, Inc.
                   (incorporated herein by reference to Form 8-A filed with the Commission on December 11, 1992).
    4.3       --   Rights Agreement, dated as of November 30, 1994, between Ames Department Stores, Inc. and Chemical
                   Bank, as Rights Agent (incorporated herein by reference to Exhibit 4 of the Registrant's Quarterly
                   Report on Form 10-Q for the quarterly period ended October 29, 1994 filed with the Commission on
                   December 13, 1994).
   *4.4       --   Indenture, dated as of April 27, 1999, relating to Ames Department Stores, Inc.'s 10% Senior Notes due 2006.
    4.5       --   Indenture, dated as of April 19, 1996 relating to Hills Stores Company's 12 1/2% Senior Notes due
                   2003 (incorporated herein by reference to Exhibit 4.10 of Hills Stores Company's Quarterly Report
                   on Form 10-Q for the quarter ended May 4, 1996 filed with the Commission on June 6, 1996).
   *4.6       --   First Supplemental Indenture, dated as of December 24, 1998, to Indenture dated as of April 19,
                   1996, among Hills Stores Company, as issuer, the guarantors named therein and State Street Bank and Trust Company, as trustee.
   *4.7       --   Second Supplemental Indenture, dated as of April 15, 1999, to Indenture dated as of April 19,
                   1996, among Ames Department Stores, Inc., Hills Stores Company, the guarantors named therein and
                   State Street Bank and Trust Company, as trustee.
   *5         --   Opinion of David H. Lissy, Esq. with respect to the validity of securities being offered.
   10.1       --   Retirement and Savings Plan as restated December 27, 1984, and Amendment No. 1 (incorporated herein by reference to Exhibit 10(n) of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 26, 1985 filed with the Commission on April 24, 1985).

 EXHIBIT
  NUMBER     EXHIBIT DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
   10.2       --   Settlement Agreement, dated March 31, 1994, between Ames Department Stores, Inc. and Subsidiaries and Wertheim Schroder & Co. Incorporated and James A. Harmon (incorporated herein by reference to
                   Exhibit 10 of the Registrant's Report on Form 8-K filed with the Commission on April 8, 1994).
   10.3       --   1994 Management Stock Option Plan (incorporated herein by reference to the Registrant's definitive proxy statement filed with the Commission on May 5, 1994).
   10.4       --   1994 Non-Employee Directors Stock Option Plan, as amended (incorporated by reference to the
                   Registrant's definitive proxy statement filed with the Commission on April 13, 1998).
   10.5       --   1995 Long Term Incentive Plan (incorporated by reference to the Registrant's definitive proxy statement filed with the Commission on April 10, 1995).
   10.6       --   Employment Agreement, dated March 23, 1999, between Ames Department Stores, Inc. and Denis Lemire
                   (incorporated herein by reference to Exhibit 10 of the Registrant's Report on Form 8-K filed with the Commission on April 2, 1999).
   10.7       --   Employment Agreement, dated March 23, 1999, between Ames Department Stores, Inc. and Rolando de
                   Aguiar (incorporated herein by reference to Exhibit 10 of the Registrant's Report on Form 8-K
                   filed with the Commission on April 2, 1999).
   10.8       --   Employment Agreement, dated June 1, 1998, between Ames Department Stores, Inc. and Joseph R.
                   Ettore (incorporated herein by reference to Exhibit 10(j) of the Registrant's Report on Form 8-K
                   filed with the Commission on June 30, 1998).
   10.9       --   Second Amended and Restated Credit Agreement, dated December 31, 1998, (the "Credit Agreement"), among certain financial institutions, as Lenders, Bank of America NT&SA, as the Administrative
                   Agent, and Ames FS, Inc., Ames Merchandising Corporation and Hills Department Store Company
                   (incorporated herein by reference to Exhibit 10(k) of the Registrant's Report on Form 8-K filed with the Commission on January 15, 1999).
   10.10      --   Post Merger Transition and Agency Agreement, dated as of December 31, 1998, among the Gordon
                   Brothers Retail Partners, LLC, The Nassi Group, LLC, Hills Stores Company, Hills Department Stores
                   Company and Ames Merchandising Corporation (incorporated herein by reference to Exhibit 10(l) of the Registrant's Report on Form 8-K filed with the Commission on January 15, 1999).
  *10.11      --   Amendment Agreement, dated as of April 16, 1999, to the Credit Agreement.
  *10.12      --   Registration Rights Agreement, dated as of April 27, 1999, relating to Ames Department Stores,
                   Inc.'s 10% Senior Notes due 2006.
  *21         --   Subsidiaries of Ames Department Stores, Inc.
  *23.1       --   Consent of David H. Lissy, Esq. (included in Exhibit 5).
 **23.2       --   Consent of Arthur Andersen LLP.
 **23.3       --   Consent of Deloitte & Touche LLP.
 **24         --   Power of Attorney (included on the signature page of this Registration Statement, as filed on
                   April 5, 1999).


------------------
 * Filed herewith.

** Previously filed.